
DUFF & PHELPS


10011016

# Annual Report 2009

Advice You Value

# Contents

# To Our Shareholders



In 2009, companies continued to feel the aftershocks of the acute financial crisis that affected every sector of the economy. Frozen credit markets stalled merger and acquisition activity, and scrutiny surrounding banks and other financial services firms reflected deep discontent with the status quo. Amid this challenging environment, and with the support of our shareholders and colleagues, Duff & Phelps remained committed to our mission of providing world class advisory services to our clients – in good times and bad.

Our efforts to build a balanced portfolio of cyclical, counter- and non-cyclical businesses paid off last year. In 2009, we were particularly gratified with the performance of our Portfolio Valuation, Dispute Consulting and Global Restructuring practices. These businesses experienced year-over-year growth while participating in complex, high profile engagements. During the year, we also paid down all debt, built a strong cash position and took advantage of market opportunities to expand our investment banking capabilities.

2009 Operational and Financial Highlights

- For the full year, revenues excluding reimbursable expenses decreased 2.8% to $370.9 million from $381.5 million compared to 2008. While our M&A-correlated businesses declined substantially in 2009, growth in our counter- and non-cyclical businesses nearly offset this decline.

- We continued to assert our position as the go-to firm for highly technical and complex valuation assignments. Our involvement with prestigious assignments included serving as financial advisor to the examiner in the Lehman Brothers bankruptcy and advisor to the Directorate General for Competition of the European Commission. In total, we worked on approximately 4,500 engagements for 2,200 clients around the world.

- The year was notable as well for the quality of professionals that joined our team. We added 10 new managing directors to our firm, including six in the Investment Banking segment. These additions broaden our industry reach and better position us to take part in an M&A rebound. We were also honored that former U.S. Securities and Exchange Commission Chairman William H. Donaldson joined us as our chief corporate advisor.

- We took disciplined steps during the course of the year to control costs, maximize operating efficiency and strengthen the balance sheet. This will allow us to be opportunistic in the years ahead as we look to make investments for the future.

- We instituted a quarterly stock dividend of $.05 per share.

Looking Forward

As we look forward, we have confidence that the secular trends driving performance in our counter- and non-cyclical businesses will continue and perhaps take on more prominence. These trends include:

**Fair Value:** The complexity surrounding fair value accounting continues to increase and will become more complicated in the coming years as accounting standards converge under International Financial Reporting Standards. With representation in the most influential thought leadership groups and a growing voice among key decision-making bodies, Duff & Phelps plays a pivotal role in this important area.

**Valuation of Illiquid Assets:** Many would argue that the recent meltdown in our financial system was caused by the inability to understand and properly value complex assets and derivatives. As an expert in asset valuation, Duff & Phelps plays a critical role in rebuilding trust in the financial markets. We provide our clients with an expert and independent view of the value placed on illiquid, complex assets. Demand for our third party analysis will continue to gain prominence as regulators and boards of directors increase oversight and demand greater transparency.

**Restructuring:** The recent economic crisis has increased global demand for corporate restructuring services, and our business experienced a notable increase in revenue as a result. We expect that the market trends for restructuring services will remain positive throughout 2010.

Under the backdrop of these continued secular trends, external signs indicate that we may be in the early days of a broader M&A recovery. We have a long heritage of providing world class M&A-related valuation services to Fortune 1000 clients and M&A advisory services to Fortune 100 and middle market clients. We believe this experience, coupled with the investments made to expand our capabilities, positions us to benefit as the M&A markets rebound.

In this environment, we cannot take prior success for granted and must continue to earn the trust and confidence of our clients every day. We enter 2010 clear-eyed about the challenges we face, yet confident that we have the people, resources and strategy to continue our success. We are grateful for the support of our shareholders, clients, business partners and colleagues, and we look forward to reporting to you on our progress throughout the year.



Noah Gottdiener
CEO

This annual report contains forward-looking statements that reflect our current views with respect to future events and financial performance. These forward-looking statements involve risks and uncertainties. Please see explanatory paragraph on the page preceding Part I of our Annual Report on Form 10-K included herein.

# Duff & Phelps 2009 Highlights

Engaged by the U.S. Trustee for the Southern District of New York as the financial advisor to the examiner in the Lehman Brothers bankruptcy case.

Advised the Directorate General for Competition of the European Commission as an advisor and trainer on valuation issues.

Appointed William H. Donaldson as chief corporate advisor.

Strengthened global Investment Banking segment with addition of seven managing directors.

Managing director appointed co-chair of the American Institute of Certified Public Accountants' Impairment Task Force.

Established Operational Risk Due Diligence practice for hedge funds and investors.

Served as the lead editor of *The Definitive Guide to Private Equity Valuation* and *The Definitive Guide to Hedge Fund Valuation.*

Announced strategic alliance with China Enterprise Appraisal.

Worked on approximately 4,500 engagements for 2,200 clients around the world.

# Key Financial Information

Comparison of 27-Month Cumulative Total Return*
Among Duff & Phelps Corporation, the Russell 2000 Index and a Peer Group


$140
$120
$100
$80
$60
$40
$20
$0
9/07
12/07
3/08
6/08
9/08
12/08
3/09
6/09
9/09
12/09
Duff & Phelps Corporation
Russell 2000 Index
Peer Group

*$100 invested on 9/28/07 in stock or index, including reinvestment of dividends.

Revenues* ($ millions)


$381,476
$370,903
2008
2009

*Revenue excludes reimbursable expenses.

Adjusted EBITDA* ($ millions)


$73,632
19.3%
$66,569
$17.9%
2008
2009

*Adjusted EBITDA is a non-GAAP financial measure as defined and reconciled on page 28 of our Annual Report on Form 10-K included herein.

# Business Segment Overview

## Financial Advisory

As an independent provider of financial advisory services, Duff & Phelps offers clients the technical proficiency and professional support they need in the areas of valuation, transactions, dispute and taxation. The foundation of the Financial Advisory segment is the firm's core competency in making highly technical and complex assessments of value. Duff & Phelps professionals keep abreast of and contribute to changes in the regulatory landscape as well as provide expert testimonial experience for valuation positions and litigation purposes.

The firm's finance and accounting expertise, combined with its use and development of sophisticated valuation methodologies, fulfills even the most complex financial reporting and tax requirements. When companies require an objective and independent assessment of value, they look to Duff & Phelps to provide opinions that are fully defensible and documented to withstand scrutiny from the U.S. Securities Exchange Commission, Internal Revenue Service and other regulatory bodies.

For clients facing disputes that may lead to litigation or complex business matters, Duff & Phelps provides comprehensive support throughout all stages, including early case assessment, electronic discovery services, complex data management, forensic accounting and damages testimony. Legal teams look to Duff & Phelps for support with developing organizational strategy, streamlining operations, improving compliance programs, making informed risk management decisions and implementing records and information management programs.

### Services Offered

**Financial Reporting Valuation**

Purchase Price Allocation

Goodwill and Intangible Asset Impairment

Impairment of Long-Lived Assets

Intellectual Property Valuation

Business Valuation

Contingent Asset and Liability Valuation

Fresh Start Accounting

Option Valuation

Tax Valuation

**Real Estate Services**

Real Estate Valuation and Consulting

Corporate Real Estate Management Consulting

Real Estate Restructuring

Cost Segregation

Loan Underwriting Due Diligence

Private Placements

Real Estate Transaction Due Diligence

**Fixed Asset Services**

Machinery and Equipment Valuation

Fixed Asset Management Services

Fixed Asset Records Reconciliation

**Dispute and Legal Management Consulting**

Bankruptcy Litigation

Intellectual Property Disputes

Commercial and Shareholder Disputes

Fraud, Forensic and Investigative Services

M&A Purchase Price Disputes and Arbitration

Business Insurance Consulting

Merger Trustee Services

Tax Litigation

Global Electronic Discovery and Investigations

Enterprise Information Management and Records Strategies

Law Department Strategy and Operations

Law Department Technology Planning and Implementation

Legal and Regulatory Compliance Program Development and Monitoring

**Tax Services**

Tax Valuation

Property Tax Services

Business Incentives Advisory

Transfer Pricing

Unclaimed Property and Tax Risk Advisory

Sales and Use Tax Services

Strategic Tax Advisory Review Services

Transaction Advisory

Revenue by Segment* ($ millions)


17%
63%
20%
Financial Advisory $233,632
Investment Banking $62,956
Corporate Finance Consulting $74,315

*Represents revenue before reimbursables for the year ended December 31, 2009.

Revenue by Geography ($ millions)


9.5%
89.5%
US $331,974
International $38,929

## Investment Banking

Duff & Phelps' Investment Banking segment provides advisory services in mergers and acquisitions, financings, transaction opinions and restructurings for companies in the United States and Europe. Guiding management teams and stakeholders through the transaction process, Duff & Phelps leverages years of experience to maximize value for clients and ensure their corporate strategic goals are met on the best possible terms.

Over the past two decades, our U.S. restructuring team has forged longstanding working relationships with the most active participants in the distressed community. We also offer restructuring services to clients in a broad range of industries and situations across Europe.

### Services Offered

Mergers and Acquisitions

Restructuring and Special Situations

Fairness Opinions

Solvency Opinions

ESOP and ERISA Advisory

Private Placement of Debt and Equity

Commercially Reasonable Debt Opinions

## Corporate Finance Consulting

The firm's Corporate Finance Consulting segment provides consulting services in connection with the valuation of difficult-to-value investments, transactions and business growth strategies and business performance measurement and improvement. The foundation of the Corporate Finance Consulting segment is Duff & Phelps' expertise in the valuation of alternative investments, especially for securities and positions for which there are no "active market" quotations available.

Duff & Phelps offers seamless analytical service throughout the deal continuum, from decision support at origination to deal closing and beyond, that is unencumbered by audit independence concerns. Combining market data with fundamental financial competencies, Duff & Phelps supports critical decision making with essential advice and information.

### Services Offered

Portfolio Valuation

Financial Engineering

Operational Risk Due Diligence

Business Modeling

Due Diligence

Financial Projections

Strategic Value Advisory

# Leadership

## Board of Directors

**Noah Gottdiener**
Chairman of the Board

**Gerard M. Creagh**
Director

**Robert M. Belke**
Director
Managing Director of Lovell Minnick Partners LLC

**Peter W. Calamari**
Director
Managing Director of Platte River Ventures

**William R. Carapezzi**
Director
Audit Committee Chairman
Senior Vice President-Tax of Pfizer, Inc.

**William J. Hannigan**
Director
Compensation Committee Chairman
Former President and Chief Operating Officer of AT&T Corporation

**Harvey M. Krueger**
Director
Nominating and Corporate Governance Committee Chairman
Vice Chairman of Barclays Capital

**Sander M. Levy**
Director
Managing Director of Vestar Capital Partners

**Jeffrey D. Lovell**
Director
Chairman and Chief Executive Officer of Lovell Minnick Partners LLC

## Executive Committee

**Noah Gottdiener**
Chief Executive Officer

**Gerard M. Creagh**
President

**Jacob L. Silverman**
Executive Vice President
Chief Financial Officer

**Brett A. Marschke**
Executive Vice President
Chief Operating Officer

**Edward S. Forman**
Executive Vice President
General Counsel
Secretary

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the year ended December 31, 2009

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _______ to ________.


Received SEC
MAR 24 2010
Washington, DC 20549

**Commission File No. 001-33693**

# DUFF & PHELPS CORPORATION

(Exact name of registrant as specified in its charter)

| **Delaware** | **20-8893559** |
|---|---|
| (State or Other Jurisdiction of Incorporation or Organization) | (I.R.S. Employer Identification No.) |

**55 East 52nd Street, 31st Floor**
**New York, New York 10055**
(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: **(212) 871-2000**

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Name of each exchange on which registered |
|---|---|
| **Class A Common Stock, $0.01 par value** | **New York Stock Exchange** |

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of the registrant's knowledge, in the definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐ Accelerated Filer ☒ Non-Accelerated Filer ☐ Smaller Reporting Company ☐

Indicate by check whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's Class A common stock held by non-affiliates was $507.4 million as of June 30, 2009, based on the closing price of the registrant's Class A common stock reported on the New York Stock Exchange on such date of $17.78 per share, assuming the conversion of all shares of Class B common stock into shares of Class A common stock and exclusion of common equity held by affiliates.

The number of shares outstanding of the registrant's Class A common stock, par value $0.01 per share, was 27,289,321 as of January 31, 2010. The number of shares outstanding of the registrant's Class B common stock, par value $0.0001 per share, was 12,973,714 as of January 31, 2010.

**Documents Incorporated by Reference**

Portions of the registrant's consolidated financial statements are incorporated by reference into Part I and Part II of this Form 10-K. Portions of the registrant's Proxy Statement for its 2010 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

**DUFF & PHELPS CORPORATION**
**FORM 10-K**
**TABLE OF CONTENTS**

**Forward-Looking Statements**

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"), which reflect the Company's current views with respect to, among other things, future events and financial performance. The Company generally identifies forward looking statements by terminology such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "could," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of those words or other comparable words. Any forward-looking statements contained in this discussion are based upon our historical performance and on our current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us, or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements and the risk factors section that are included in this Annual Report on Form 10-K and any subsequent filings of our Quarterly Reports on Form 10-Q. The forward-looking statements included in this Annual Report on Form 10-K are made only as of the date of this filing with the Securities and Exchange Commission. The Company does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

*In this report, references to the "Company," "we," "us," "our" and "Successor" refer to Duff & Phelps Corporation and its consolidated subsidiaries during the period subsequent to October 3, 2007, the date we consummated our initial public offering ("IPO") and related transactions. Prior to the IPO, Duff & Phelps Acquisitions, LLC and its subsidiaries ("D&P Acquisitions" or "Predecessor,") was comprised of certain consolidated entities under the common ownership of D&P Acquisitions. References to "revenue" or "revenues" refer to revenue excluding client reimbursable expenses. Amounts are reported in thousands, except for per share amounts, rate-per-hour, headcount or where the context requires otherwise.*

# Part I

## Item 1. Business.

### Overview

We are a leading provider of independent financial advisory and investment banking services. Our mission is to help our clients protect, maximize and recover value by providing independent advice on issues involving highly technical and complex assessments in the areas of valuation, transactions, financial restructuring, disputes and taxation. We believe that the Duff & Phelps brand is associated with experienced professionals who give trusted guidance in a responsive manner. With 878 experienced and credentialed client service professionals at December 31, 2009, we serve a global client base through offices in 23 cities, comprised of offices in 17 U.S. cities, including New York, Chicago, Dallas and Los Angeles, and six international offices located in Amsterdam, London, Munich, Paris, Shanghai and Tokyo.

We provide our services globally to a wide variety of companies that are in need of industry-leading, customized financial advice. Our clients include publicly-traded and privately-held companies, government entities, and investment firms such as private equity firms and hedge funds. Additionally, we maintain extensive relationships with law, accounting and investment banking firms from which we receive referral business.

Our collaborative, team-based culture promotes the cross-selling of new business opportunities across practice groups and enables us to deliver the most appropriate Duff & Phelps professionals to meet a client's needs. In addition, our integrated, multi-disciplinary approach enables us to cross-staff our professionals across multiple service lines to better manage the utilization of our professionals. We believe that our Company's culture, global scale, broad service offering and strong brand name, provides an appealing career platform that allows us to attract and retain highly qualified professionals.

### Our History

The original Duff & Phelps business was founded in 1932 to provide high quality investment research services focused on the utility industry. Over several decades, it evolved into a diversified financial services firm providing investment banking, credit rating and investment management services. In 1994, the credit rating business of Duff & Phelps was spun off into a separate public company that was eventually purchased by Fitch Ratings, Ltd. In 2000, Duff & Phelps, LLC, the company that operated the investment banking practice of the Duff & Phelps business, was acquired by Webster Financial Corporation ("Webster"). In 2004, Duff & Phelps, LLC was acquired from Webster by its management and an investor group led by Lovell Minnick Partners LLC ("Lovell Minnick").

In 2005, Duff & Phelps, LLC teamed with Lovell Minnick and Vestar Capital Partners ("Vestar"), another leading private equity firm, to acquire the Corporate Value Consulting business ("CVC") from the Standard & Poor's division of The McGraw-Hill Companies, Inc. ("McGraw-Hill"). CVC was formed in the 1970s, initially as part of the financial advisory service groups of Price Waterhouse and Coopers & Lybrand. These practices were combined in 1998 when Price Waterhouse merged with Coopers & Lybrand to form PricewaterhouseCoopers ("PwC") and were subsequently acquired by McGraw-Hill in 2001, thereby establishing independence from the audit practice of PwC. In connection with the acquisition of CVC, D&P Acquisitions was formed and Duff & Phelps, LLC became a wholly-owned subsidiary of D&P Acquisitions. In October 2006, D&P Acquisitions acquired Chanin Capital Partners, LLC ("Chanin"), an independent specialty investment bank providing restructuring advisory services.

The Company was incorporated on April 23, 2007 as a holding company for the purpose of facilitating the IPO and to become the sole managing member of D&P Acquisitions. In connection with the IPO, the Company sold 9,545 shares of Class A common stock. The IPO closed on October 3, 2007 and the Company began consolidating the results of D&P Acquisitions.

On September 1, 2007, the Company entered into a stock purchase agreement with Shinsei Bank, Limited ("Shinsei"), a Japanese corporation, pursuant to which the Company agreed to sell to Shinsei 3,375 shares of Class A common stock for $54,236 (the "Shinsei Investment").

As a result of the IPO and the Recapitalization Transactions (as defined and described below), the Company became the sole managing member of D&P Acquisitions and, through D&P Acquisitions and its subsidiaries, operates the Duff & Phelps business. The Company has sole voting power (100%), owns a majority economic interest in D&P Acquisitions (67.8% as of December 31, 2009) and controls the management of D&P Acquisitions. As an entity, Duff & Phelps Corporation's principal obligations consist of the payment of corporate income taxes, payment of dividends to the extent declared by the board of directors and payments pursuant to the Tax Receivable Agreement ("TRA"), as defined in Note 1 to the Company's Consolidated Financial Statements). Its sole sources of funding to cover these payments consist of distributions from D&P Acquisitions and its ability to raise capital.

Immediately prior to the closing of the IPO on October 3, 2007, D&P Acquisitions effectuated certain transactions intended to simplify the capital structure of D&P Acquisitions (the "Recapitalization Transactions"). Prior to the Recapitalization Transactions, D&P Acquisitions' capital structure consisted of seven different classes of membership interests (Classes A through G, collectively "Legacy Units"), each of which had different capital accounts and amounts of aggregate distributions above which its holders share in future distributions. The net effect of the Recapitalization Transactions was to convert the Legacy Units into a single new class of units called "New Class A Units." The holders of New Class A Units also own one share of the Company's Class B common stock for each New Class A Unit. Pursuant to an exchange agreement, the New Class A Units are exchangeable on a one-for-one basis for shares of the Company's Class A common stock. In connection with an exchange, a corresponding number of shares of the Company's Class B common stock are cancelled.

**2009 Developments**

General developments during 2009 included the following:

Business Environment

- During 2009, the economic environment presented us with opportunities and challenges. Our service offerings that generally correlate to the volume of merger and acquisition ("M&A") transactions experienced reduced demand, while growth in other services partially offset this decline with opportunities arising from counter-cyclical and non-cyclical services. We believe our counter-cyclical services generally include restructuring, dispute and legal management consulting, and goodwill impairment testing. We believe our non-cyclical services generally include portfolio valuation, financial engineering and tax. We believe that revenue and earnings for the year demonstrate the resiliency of our balanced portfolio of services and diversified client base, whose demand for complex financial advisory and valuation services continues.

- Secular trends continued to drive our business in 2009. These trends include the need for greater transparency, the proper application of fair value accounting, demands for independence and a greater level of corporate restructurings. The current economic environment underscores the benefits of these drivers of our business. In addition, the emerging global regulatory and accounting landscape continues to present opportunities for us to help our clients navigate through complex issues relating to valuation and objective presentation of value on their financial statements.

- In 2009, our revenues decreased 2.8% to $370,903 from $381,476 in 2008. The decrease in revenues primarily resulted from a 7.7% decrease in revenues from our Financial Advisory segment. These decreases were partially offset by an 11.4% increase in revenues from our Corporate Finance Consulting segment and a 3.5% increase in revenues from our Investment Banking segment. Services within each of our segments were impacted by the general economic environment which led to a substantially lower volume of M&A and real estate transactions and a corresponding decline in revenues from services associated with valuation advisory, transaction opinions, due diligence and to a lesser extent M&A advisory. These decreases were partially offset primarily by increases in revenues from counter-cyclical and non-cyclical services associated with our restructuring, dispute and legal management consulting, tax and certain Corporate Finance Consulting services, such as portfolio valuation and financial engineering.

- Our number of client service professionals decreased by 97 from 975 at December 31, 2008 to 878 at December 31, 2009. Our number of client service managing directors decreased by five from 168 at December 31, 2008 to 163 at December 31, 2009.

- We had $107,311 of cash and cash equivalents and no debt at December 31, 2009.

Follow-on Offerings

- On May 18, 2009, we consummated a follow-on offering with the sale of 8,050 newly issued shares of Class A common stock at $14.75 per share, less an underwriting discount of $0.7375 per share ("May 2009 Follow-On Offering"). Net proceeds totaled $111,808. We used $67,112 of net proceeds to redeem 3,500 New Class A Units of

D&P Acquisitions held by entities affiliated with Lovell Minnick and Vestar and 1,050 New Class A Units of D&P Acquisitions held by employees (including executive officers), directors and entities affiliated with directors. Units were redeemed at a price per unit equal to the public offering price. In connection with the redemption, a corresponding number of shares of Class B common stock were cancelled. In addition, the Company used $42,366 of the net proceeds to repay outstanding borrowings, subsequently terminating its Former Credit Facility (as defined below).

- On November 9, 2009, the Company sold 2,500 shares of newly issued shares of Class A common stock to an underwriter at a price of $15.00 per share for an aggregate of $37,500 ("November 2009 Follow-On Offering"). The underwriter offered such shares to the public at a price of $15.50 per share for an aggregate of $38,750. Net proceeds from the transaction totaled $37,032 and were used to redeem 2,500 New Class A Units of D&P Acquisitions held by employees (including executive officers). Units were redeemed at a price of $15.00 per unit. In connection with the redemption, a corresponding number of shares of Class B common stock were cancelled.

New Credit Agreement

- On May 22 , 2009, the Company terminated its Amended and Restated Credit Agreement ("Former Credit Facility"), dated as of July 30, 2008, by and among Duff & Phelps, LLC, the primary operating subsidiary of the Company, D&P Acquisitions, the persons designated as lenders thereto, and General Electric Capital Corporation ("GE Capital"), in its capacity as Administrative Agent. As described above, the Company used a portion of the net proceeds from its May 2009 Follow-On Offering to repay all amounts outstanding under the Former Credit Facility. In connection with the repayment, the Company incurred a nonrecurring charge of $1,737 to reflect the accelerated amortization of the debt discount and issuance costs of which $1,674 was non-cash.

- On July 15, 2009, Duff & Phelps, LLC entered into a Credit Agreement ("Current Credit Agreement") with Bank of America, N.A., as administrative agent and the lenders from time to time party thereto, providing for a $30,000 senior secured revolving credit facility ("Current Credit Facility"), including a $10,000 sub-limit for the issuance of letters of credit. The proceeds of the facility are permitted to be used for working capital, permitted acquisitions and general corporate purposes. The maturity date is July 15, 2012 and amounts borrowed may be voluntarily prepaid at any time without penalty or premium, subject to customary breakage costs. No amounts were outstanding under the Current Credit Agreement at December 31, 2009 or through the filing date of this Annual Report on Form 10-K. As of December 31, 2009, there were $3,811 of letters of credit issued against the facility.

Initiation of Quarterly Dividend

- We paid quarterly cash dividends of $0.05 per share of our Class A common stock to holders of record as of June 12, 2009, August 18, 2009 and November 24, 2009. Concurrently with the payment of per share dividends on our Class A common stock, the Company distributed an equal amount per unit to holders of vested New Class A Units. Future cash dividends and distributions, if any, will be at the discretion of our board of directors and can be changed or discontinued at any time. Dividend determinations (including the size of our quarterly dividend) will depend upon, among other things, our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as the board of directors may deem relevant.

Exchange of New Class A Units for Class A Common Stock

- In connection with the closing of the IPO, we entered into an exchange agreement, dated as of October 3, 2007 (as amended, the "Exchange Agreement"), by and among us, D&P Acquisitions, the selling stockholders (other than Shinsei) and certain other unitholders of D&P Acquisitions, through which we may issue shares of Class A common stock upon the exchange of the New Class A Units. Pursuant to the Exchange Agreement, in connection with any such exchange, a corresponding number of shares of our Class B common stock will be cancelled.

  In November 2009, 770 New Class A Units were exchanged for 770 shares of Class A common stock and 770 shares of Class B common stock were cancelled. We filed a registration statement in order to permit the resale of these shares from time to time, subject to certain blackouts and other restrictions. We received no other consideration in connection with these exchanges.

**Overview of Our Services**


DUFF & PHELPS
Financial Advisory
Corporate Finance Consulting
Investment Banking
Valuation Advisory
Tax Services
Dispute & Legal Management Consulting
Portfolio Valuation
Financial Engineering
Strategic Value Advisory
Due Diligence
Global Restructuring Advisory
Transaction Opinions
M&A Advisory

Through the end of 2008, we provided services through our Financial Advisory and Investment Banking segments. Effective January 1, 2009 and in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 280, *Segment Reporting*, we changed the composition of our reportable segments to align our segment reporting with the focus of our business in 2009 and beyond. The Corporate Finance Consulting business, previously part of Financial Advisory, became a stand-alone segment. Revenues and operating income by segment are reported in Note 17 of the Notes to the Consolidated Financial Statements and incorporated herein by reference. Segment revenues as a percentage of total revenues excluding reimbursable expenses are summarized as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Financial Advisory | 63% | 66% | 64% |
| Corporate Finance Consulting | 17% | 15% | 12% |
| Investment Banking | 20% | 19% | 24% |
| | 100% | 100% | 100% |

Our Financial Advisory segment provides clients with services through our valuation advisory, tax services, and dispute and legal management consulting business units. Our Corporate Finance Consulting segment provides services related to portfolio valuation, financial engineering, strategic value advisory and due diligence. We believe our services provided through these two segments help our clients effectively navigate through increasingly complex financial, accounting, tax, regulatory and legal issues. Our Investment Banking segment includes our global restructuring advisory, transaction opinions and M&A advisory business units. Through this segment we provide independent advice to our clients in order to assist them in making critical decisions in a variety of strategic situations.

Our segments serve a broad base of clients and work collaboratively to identify and capture new business opportunities. The services we offer within these segments are often complementary, which present opportunities for us to cross-sell related services and, we believe, increase our relevance to our clients. In addition, our client service professionals possess core financial and valuation skill sets that are portable within operating segments, facilitating the sharing of resources across the organization. Revenues, operating profit and the presentation of certain other financial information by segment is summarized and discussed in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations."

## Financial Advisory

The foundation of our Financial Advisory segment is our core competency in making highly technical and complex assessments of value. We believe we are one of the leading independent valuation services firms in the world. Services are delivered by client service professionals who possess highly specialized skills in finance, valuation, accounting and tax. We typically price these services based on our assessment of the hours required to deliver the work and the billing rates of the client service professionals assigned to the project. In addition, certain of our property tax engagements are contingency-based.

### *Valuation Advisory*

*Financial Reporting.* We believe we are a leading independent provider of valuation services for financial reporting. We provide objective and independent valuation reports that allow our clients to meet important regulatory, market and fiduciary requirements. Our finance and accounting expertise, combined with our use and development of sophisticated valuation methodologies, fulfill even the most complex financial reporting requirements. Examples of the financial reporting services we offer include: valuations used in conjunction with business combinations and purchase price allocations in conjunction with FASB ASC 805, *Business Combinations*; periodic impairment testing of goodwill and other intangibles in conjunction with FASB ASC 350, *Intangibles–Goodwill and Other*; periodic impairment testing of long-lived fixed assets in conjunction with FASB ASC 360, *Property, Plant, and Equipment*; valuations related to stock compensation in conjunction with FASB ASC 718, *Compensation–Stock Compensation*; "cheap stock" valuation; and fresh start accounting for companies emerging from Chapter 11 bankruptcy. The acute sensitivity of our clients at the highest levels of the organization to the quality and transparency of the financial information they present to their investors results in strong customer loyalty, which often leads to repeat client engagements and creates an established entry point for the delivery of additional services.

*Fixed Asset/Real Estate Valuation.* We provide integrated fixed asset and real estate valuations, with specialized expertise in machinery and equipment valuation, fixed asset reconciliation, cost segregation, real estate valuation and real estate consulting. Our services are used for a variety of purposes, including valuation of machinery and equipment for financial and tax reporting and loan/lease structuring; satisfying Sarbanes-Oxley Act Section 404 requirements for fixed asset internal controls; optimizing tax depreciation benefits; assisting corporate clients in reviewing their real estate occupancy strategy in an effort to reduce costs, increase operating efficiencies and raise capital; and various real estate appraisal purposes. Our geographic scale enables us to compete effectively and win large client assignments involving multiple asset sites on a national and global basis.

*Tax Valuation.* We specialize in tax valuations and related advisory services when tax laws and regulations stipulate that a valuation is required or when assistance is needed to implement a client's tax strategies. We offer tax valuation and advisory services for a variety of transaction-related, compliance and planning purposes, including taxable reorganizations; purchase price allocations; inventory, fixed asset, intangible asset and goodwill valuations; net operating loss and built-in gains analyses; and estate and gift taxes. We have the technical expertise and testimony experience to defend our work and our clients' valuation positions in regulatory inquiries.

### *Tax Services*

*State & Local Tax Services.* We provide tax valuation and consulting services for a variety of transaction-related, compliance, planning and dispute purposes.

- Property tax services – Property taxes are a significant recurring expense paid by companies, but one of the least understood due to the complexity of the applicable tax regulations. We assist companies in identifying opportunities for property tax savings by reviewing their property tax assessments and liabilities. Our services include negotiating assessment appeals, providing property tax due diligence for acquisitions, preparing studies to remove non-taxable embedded costs, obtaining property tax exemptions and providing general property tax consulting and compliance services.

- Business incentives advisory – State and local governments often offer valuable tax incentives in return for investments in their jurisdictions. Whether the planned investment will create new facilities, expand or relocate operations, penetrate new markets, result in hiring additional or replacement employees, or initiate research and development activities, business incentives in the form of tax exemptions, tax credits, project grants and other tax benefits may be available at the state and local levels to offset some of these costs. Our strategic geographic network of business incentives experts provides us with specialized, local knowledge of the potential business incentives available to our clients.

- Unclaimed property and tax risk advisory – Our professionals combine their extensive experience and technical resources to help our clients manage their unclaimed property responsibilities. We offer services to help clients effectively manage the reporting of unclaimed property, such as audit representation and negotiation, transaction planning and M&A assistance, and outsourcing of the unclaimed property compliance process.

*Transfer Pricing.* Transfer pricing is a significant international tax issue facing multi-national companies. Most tax authorities require comprehensive transfer pricing documentation, have other compliance requirements and impose severe penalties for failure to comply. Furthermore, transfer pricing presents significant tax optimization opportunities for multi-national companies. We provide a full scope of transfer pricing services to ensure that inter-company transactions comply with required arm's-lengths standards as well as create the contemporaneous documentation to support global compliance requirements.

***Dispute & Legal Management Consulting***

*Dispute Consulting.* We offer a broad array of dispute consulting services to corporate clients in a variety of industries. Our professionals provide comprehensive support throughout all stages of a dispute including early case assessment, electronic discovery services, complex data management, forensic accounting and damages testimony. Our experts have provided testimony in a variety of subject matters including bankruptcy and retrospective solvency, business insurance consulting, intellectual property disputes, commercial and shareholder litigation, forensic accounting and investigative services, and purchase price disputes. Our clients include corporations and attorneys from many of the largest and most prominent corporations and law firms in the country. Our professionals have provided testimony in arbitrations, mediations, federal and state courts and on behalf of clients involved in governmental inquiries. In addition to the industry and forensic accounting experts which are a part of our practice, we also maintain an external network of affiliates with specialized skills whom we work with on an as-needed basis in order to provide our clients with comprehensive support.

*Legal Management Consulting.* We provide various services designed to enable chief legal officers, chief compliance officers and law firm leaders to develop organizational strategy, streamline operations, improve compliance programs and make informed risk management decisions. Legal management consulting services are matched to the specific needs of the client, and have encompassed organizational planning and design, operations improvement, and technology and infrastructure planning. In addition, we assist clients in the development and implementation of a wide variety of records and information management programs, including the creation of records retention and privacy programs. We serve a vast array of industries including financial institutions, entertainment companies, professional service firms, energy companies, utilities, chemical, pharmaceutical, healthcare, industrial, and consumer product companies.

*Global Electronic Discovery and Investigations.* Our electronic discovery and investigations practice supports the efforts of both the dispute consulting and legal management consulting practices. Our services include computer forensic investigations and expert testimony, litigation readiness and electronic discovery cost containment consulting, complex data management and electronic discovery collection, preservation, processing, analysis, review and production of a wide variety of digital evidence types.

**Corporate Finance Consulting**

Our Corporate Finance Consulting segment provides consulting services in connection with the valuation of difficult-to-value investments, advice regarding transactions and business growth strategies and consulting regarding business performance measurement and improvement. The foundation of the Corporate Finance Consulting segment is our expertise in the valuation of alternative investments, especially for securities and positions for which there are no "active market" quotations available. Given the significant rise in the number and value of illiquid securities held by hedge funds, private equity funds, pension funds, endowments and corporations, we believe the scrutiny and attention by investors and regulators to fair value reporting standards has increased substantially.

***Portfolio Valuation***

Our portfolio valuation client service professionals specialize in assisting the alternative asset management community with investment and reporting issues, including: portfolio valuations, "best practices" consulting, general partnership valuations, secondary market transaction valuations, and operational risk due diligence. Our portfolio valuation clients include investors in illiquid and restricted securities, including private equity firms and hedge funds. The majority of our clients' illiquid portfolios are comprised of secured and unsecured loans and other debt instruments, privately held preferred equity and common equity, convertible securities, warrants and options, structured products, OTC and other derivative securities. Similar to our corporate clients, our alternative asset community clients are under intense scrutiny regarding their fiduciary duties to their investors/constituents, which has prompted many of these firms to obtain outside assurances on the valuations of the investment portfolios for which they are responsible. Conflict of interest considerations typically prevent any accounting firm that has an audit relationship with a portfolio company from rendering valuation advisory services on the entire portfolio. As a result, we typically do not compete with large accounting firms, such as the four largest international accounting firms (*i.e.*, the "Big Four"), in providing these services. We typically deliver these services on a recurring basis. We believe we are a market leader in portfolio valuations, which provides us with an attractive opportunity to increase our revenues in this practice group and increase our brand equity and recognition within the alternative asset community.

***Financial Engineering***

New financial processes and sophisticated quantitative models are transforming the way investors analyze and manage risk, price financial instruments and evaluate business strategies. Our financial engineering practice provides the valuation advice investors use, including valuation of alternative and derivative instruments, to enhance their ability to identify, control, diversify, mitigate and exploit risk. Financial engineering analyses and valuations can be used to support financial reporting, tax planning, risk management, securities design and investment decision making. We draw upon the latest developments in finance theory, mathematics and computer science to design and evaluate financial instruments that help achieve investors' goals. Financial engineering services include auction rate securities valuation; derivatives valuations pursuant to FASB ASC 815, *Derivatives and Hedging*; alternative assets valuations pursuant to FASB ASC 820, *Fair Value Measurements and Disclosures*; and valuations for employee stock options and incentives pursuant to FASB ASC 718, *Compensation–Stock Compensation.*

***Due Diligence***

We provide buy-side and sell-side transaction advisory services to private equity and strategic buyers. Our professionals assist with the accounting, financial, commercial, operational, tax and information technology aspects of the due diligence process by developing and executing a due diligence plan that focuses on the key value drivers and risks that are critical to our clients' investment or divestiture decisions. Our independence allows us to provide a broader and deeper array of services to our clients than their audit firms. Our ability to collaborate across D&P practices also creates a more efficient and cost effective process. We have expanded our services to include interim financial management (CFO, controller, etc.), working capital and cash flow analysis/forecasts, performance analysis and benchmarking, lender analyses, covenant reviews, IPO related assistance (helping prepare management's discussion and analysis, pro-forma financial statements and footnote disclosures) and operations analysis . These services enable our clients to obtain further transparency into their investment portfolios and enhance their ability to proactively make investment lifecycle decisions.

***Strategic Value Advisory***

Our strategic value advisory practice helps clients improve ongoing performance, optimize their transaction and investment strategies, and enhance fundamental company value. Whether a company is contemplating a transaction, allocating capital, addressing profitability or liquidity issues, or weighing alternative growth strategies, we provide advice and management tools based on a rigorous valuation-oriented perspective. We advise management and boards of directors of companies that are evaluating strategic alternatives, looking to raise capital, or considering mergers, acquisitions, joint ventures or divestitures. We also help companies address profitability and operational issues, value contingencies, and allocate limited capital. We assist clients in understanding and maximizing value by applying industry experience, know-how in corporate finance and capital markets, accepted valuation methods, risk assessment and forecasting tools, financial modeling best practices and sophisticated analysis. Our professionals also have deep expertise in assisting alternative asset managers with the complexities of initial public offerings and large institutional investors with securitization transactions.

**Investment Banking**

Our Investment Banking segment focuses on providing services through our global restructuring advisory, transaction opinions and M&A advisory business units to corporate and investor clients. A significant portion of revenues in this segment are generated from success-based fees that are paid when a transaction closes and are generally tied to the value of the transaction. As a result, revenues in this segment can be less predictable and more event-driven than revenues in our Financial Advisory segment. However, projects in this segment have the potential to generate higher revenue per client service professional, thereby resulting in higher margins.

***Global Restructuring Advisory***

Our global restructuring practice provides financial restructuring advice to all constituencies in the business reorganization process, including debtors, senior and junior lenders, existing and potential equity investors and other interested parties for clients domestically and internationally. Our services include strategy, plan development and implementation, working capital forecasting and management, exchange offers and consent solicitations, out-of-court workouts, Chapter 11 restructurings and debtor-in-possession and exit financing advisory services. Since 1984, our restructuring advisory practice, which includes our subsidiary Chanin, has advised hundreds of clients in transactions valued collectively at over $249 billion (actual dollars).

***Transaction Opinions***

Our independent fairness and solvency opinions help provide boards of directors and other corporate fiduciaries with a legally defensible basis to support important corporate decisions. Our ability to offer opinions that satisfy all constituencies, including regulators, has been developed through extensive research, detailed financial analyses and a commitment to stay current on key governance and regulatory issues. In recent years, we believe our fairness opinion practice has benefited from an increase in the perceived standard of diligence required by boards of directors to adequately satisfy their fiduciary duties, particularly when faced with financial advisors who may have conflicts arising from the receipt of success-based transaction advisory or financing fees in conjunction with sell-side advisory assignments. Finally, we believe we are one of the leading financial advisors in transactions involving benefit plans, including employee stock ownership plans ("ESOPs"). We have a strong background in resolving the unique financial, valuation, tax and structural issues involving employee benefit plans under the Employee Retirement Income Security Act of 1974 ("ERISA"), and also provide recurring ERISA/ESOP valuation services for our clients on a periodic basis.

***M&A Advisory***

We provide objective valuation, structuring and negotiation services tailored to help our clients achieve their strategic goals on the best possible terms. We have developed our expertise through hundreds of sell-side, buy-side, divestiture and capital raising assignments across a wide range of industries. We provide our services primarily to middle-market clients, including the portfolio companies of our private equity clients, focusing primarily on transaction values ranging from $20 million to $1 billion (actual dollars).

**Our Global Reach**

Increasing our global presence remains a key strategy. Revenues excluding reimbursable expenses attributable to geographic area are reported in Note 17 of the Notes to the Consolidated Financial Statements, incorporated herein by reference and summarized as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| United States | 90% | 90% | 93% |
| Europe | 9% | 9% | 6% |
| Asia | 1% | 1% | 1% |
| Total revenues | 100% | 100% | 100% |

**Our Clients**

We have a client base that includes Fortune 1000 and smaller companies, prominent law firms and leading private equity and hedge funds. Our clients operate in a broad array of industries. The following table summarizes our global client base and the number of engagements we performed for each client:

| | Approximate Number of Clients | Approximate Number of Engagements |
|---|---|---|
| 2009 | 2,200 | 4,500 |
| 2008 | 2,300 | 4,900 |
| 2007 | 1,900 | 3,800 |

In addition, our client base included approximately 37% of S&P 500 companies in 2009. Our top ten clients represented approximately 15.9%, 8.5% and 9.1% of revenues excluding reimbursable expenses in 2009, 2008 and 2007, respectively. No single client accounted for more than 1.5% of total revenues in 2009, 2008 or 2007, except for one client that accounted for 8.1% of revenues in 2009. This client resulted from an engagement to serve as a financial advisor to the court appointed examiner of a large financial services company under bankruptcy protection. We expect the engagement for the court appointed examiner to wind down during the first quarter of 2010 with any remaining court mandated holdback revenue to be recognized thereafter, as and if approved by the bankruptcy court.

**Our Professionals**

We believe our core asset is our professional staff, their intellectual capital, their professional relationships and their dedication to providing the highest quality services to our clients. We seek talented, motivated and detail-oriented individuals with a desire to grow in a challenging, professional and diversified work environment. We believe individuals are attracted to us as an employer because we combine the stability, professionalism and client relationships of a large firm with the collaborative culture and conflict-free environment of a smaller, high growth firm, which enables our personnel to maximize their commercial potential and career development opportunities.

At December 31, 2009, we had 1,131 globally-based personnel, consisting of 878 experienced and credentialed client service professionals, 162 internal support personnel and 91 administrative staff. Of our 878 client service professionals, 163 were managing directors and 715 were directors, vice-presidents, senior associates and analysts. Of the 878 client service professionals, 86% were based domestically and 14% internationally. Most of our client service professionals have backgrounds in accounting, finance or economics. The common elements of these skill sets enables us to transfer staff between service lines to better manage the utilization and career development of our client service professionals. We source these client service professionals from top undergraduate and graduate schools, and from a variety of our competitors, including the Big Four, independent specialty consulting firms, middle market investment banks, and larger, diversified investment banks.

We consistently monitor the performance of our personnel through an annual performance management process that is designed to align performance with our business strategy, assess competency against appropriately set benchmarks and identify development needs in the context of short and long-term career aspirations. To reward performance we have implemented a reward program that aims to aggressively differentiate compensation based on performance. Our reward program includes base pay, an incentive bonus and a variety of benefits. We also aim to align our interests with those of our personnel through equity ownership programs. Many of our senior client service professionals are subject to restrictive covenants that, in most cases, prohibit the individual from soliciting our clients for a period of two years following termination of the person's employment with us and from soliciting our personnel for a period of two years after termination of the person's employment.

We have comprehensive training programs in place to further enhance the development of our personnel. We provide ongoing professional development through the D&P University (our annual multi-week national training event) for new client service professionals and internal courses on both technical and non-technical subjects, and we support personnel in their career progression through training and development programs designed to help new and recently promoted personnel to quickly become effective in their new roles.

**Business Development and Marketing**

Our goal is to build a global, well-recognized brand that is synonymous with leading financial advisory and investment banking services. We generate new business opportunities primarily based on the professional relationships of our managing directors, our reputation in the marketplace and referrals from third party advisors, including law, accounting and investment banking firms and our corporate investor clients. Our managing directors are respected within their chosen fields and are instrumental to our business development activities. Many of our managing directors are recognized as leaders in their fields and are members of national trade boards and committees of trade associations.

Our client service professionals are encouraged to generate new business from both existing and new clients, and are rewarded with increased compensation and promotions for obtaining new business. Many of our client service professionals have published articles in industry, business opportunities, economic and legal journals and have made speeches and presentations at industry conferences and seminars, which serve as a means of attracting new business and enhancing their reputations. In pursuing new business, our client service professionals emphasize Duff & Phelps' institutional reputation and experience while also promoting the expertise of the particular individuals who will work on the matter. We augment the business development activities of our managing directors and other client service professionals with a centralized marketing group that provides traditional marketing services such as local advertising in business and industry periodicals, the production of marketing materials and the organization and sponsorship of seminars, trade conferences and other events.

**Competition**

Our competition varies by segment. Within our Financial Advisory and Corporate Finance Consulting segments, we compete primarily with the consulting practices of major accounting firms, such as the Big Four, and regional and global consulting companies. Within our Investment Banking segment, we compete with both boutique M&A and restructuring advisory firms as well as large, diversified investment banks. We believe the principal competitive factors in all segments include the reputation of the firm and its professionals, technical expertise and experience, the ability to rapidly deploy large teams for client engagements, geographic presence, and to a lesser extent, price.

## Regulation

As a participant in the financial services industry, we are subject to extensive regulation in the U.S., the United Kingdom and elsewhere. As a matter of public policy, regulatory bodies in the U.S. and foreign jurisdictions are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of customers participating in those markets. In the United States, the Securities and Exchange Commission ("SEC") is the federal agency responsible for the administration of the federal securities laws. Duff & Phelps Securities, LLC, our subsidiary through which we provide our M&A advisory services, is registered as a broker-dealer with the SEC and is a member firm of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Accordingly, the conduct and activities of Duff & Phelps Securities, LLC are subject to the rules and regulations of the SEC and FINRA. As Duff & Phelps Securities, LLC is also registered to conduct business in all U.S. states, the District of Columbia and Puerto Rico, state securities regulators also have regulatory authority over Duff & Phelps Securities, LLC.

Duff & Phelps Securities, Ltd. is authorized and regulated by the Financial Services Authority. The Financial Services Authority is an independent non-governmental body located in the United Kingdom. In addition to conducting business in the United Kingdom, Duff & Phelps Securities, Ltd. has also received passports into 29 European Economic Area ("EEA") territories. Under the Markets in Financial Instruments Directive ("MiFID"), Duff & Phelps Securities, Ltd. may engage in certain regulated activities on a cross border basis. The Financial Services Authority authorization allows Duff & Phelps Securities, Ltd. to conduct certain regulated services in those countries without needing to apply for local authorization. The Financial Services Authority is wholly responsible for the Company's business conducted in the United Kingdom and all prudential regulation. The host state (*i.e.*, the EEA country where the Company is doing business) is responsible for regulating the conduct of that business. Therefore, although Duff & Phelps Securities, Ltd. is not required to obtain local authorization, it must comply with local regulatory requirements. Our business is therefore subject to regulation by non-U.S. governmental and regulatory bodies and self-regulatory authorities in other jurisdictions in which we operate.

Broker-dealers are subject to regulations that cover all aspects of the securities business, including sales methods, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, capital structure, record-keeping, the financing of customers' purchases and the conduct and qualifications of directors, officers and employees. In particular, as a registered broker-dealer and member of various self-regulatory organizations, Duff & Phelps Securities, LLC is subject to the SEC's uniform net capital rule, Rule 15c3-1. Rule 15c3-1 specifies the minimum level of net capital a broker-dealer must maintain and also requires that a significant part of a broker-dealer's assets be kept in relatively liquid form. The SEC and various self-regulatory organizations impose rules that require notification when net capital falls below certain predefined criteria, limit the ratio of subordinated debt to equity in the regulatory capital composition of a broker-dealer and constrain the ability of a broker-dealer to expand its business under certain circumstances. Additionally, the SEC's uniform net capital rule imposes certain requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to the SEC for certain withdrawals of capital. Certain of our businesses are subject to compliance with laws and regulations of U.S. federal and state governments, non-U.S. governments, their respective agencies and/or various self-regulatory organizations or exchanges relating to the privacy of client information, and any failure to comply with these regulations could expose us to liability and/or reputational damage.

Additional legislation, changes in rules promulgated by the SEC and self-regulatory organizations or changes in the interpretation or enforcement of existing laws and rules, either in the United States or elsewhere, may directly affect the mode of our operation and profitability.

The U.S. and non-U.S. government agencies and self-regulatory organizations, as well as state securities commissions in the United States, are empowered to conduct administrative proceedings that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer or its directors, officers or employees.

## Intellectual Property

Our success has resulted in part from our methodologies and other proprietary intellectual property rights. We rely upon a combination of nondisclosure and other contractual arrangements, trade secret, copyright and trademark laws to protect our proprietary rights and rights of third parties from whom we license intellectual property. We also enter into confidentiality and intellectual property agreements with our personnel that limit the distribution of proprietary information. We have only a limited ability to protect our important intellectual property rights. Pursuant to a name use agreement between the Company and Phoenix Duff & Phelps Corporation, a subsidiary of Virtus Investment Partners, Inc., we have the perpetual exclusive right to use the Duff & Phelps name in connection with capital raising, M&A advisory services, corporate valuation, fairness opinions, strategic financial consulting, capital adequacy opinions and certain other investment banking businesses. See "Risk Factors – Risks Related to Our Business."

**Available Information**

Our website address is www.duffandphelps.com. We make available free of charge on the Investor Relations section of our website (http://ir.duffandphelps.com) our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed or furnished with the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. We also make available through our website other reports filed with or furnished to the SEC under the Exchange Act, including our Proxy Statements and reports filed by our officers and directors under Section 16(a) of that Act. Our Corporate Governance Guidelines, Code of Business Conduct and Ethics, Whistleblower Policy and Committee Charters are also available on our website. We do not intend for information contained in our website to be part of this Annual Report on Form 10-K.

Any materials we file with the SEC may be read and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

## Item 1A. Risk Factors.

### Risks Related to Our Business

**A continued or renewed economic downturn, decline in global financial markets and/or other conditions beyond our control may materially and adversely affect our business, results of operations, financial condition, access to funding and the market price of our Class A common stock**

A continued or renewed economic downturn, decline in global financial markets and/or other conditions beyond our control may continue to adversely affect employment rates, commercial and consumer spending, commercial and consumer indebtedness, availability of credit, asset values, investments and liquidity, which in turn may continue to negatively impact certain of our customers and have resulted and may continue to result in decreased demand or pricing pressure for our services.

As a financial advisory, corporate finance consulting and investment banking firm, our business segments are materially affected by conditions in the global financial markets and economic conditions throughout the world. For example, revenue generated by our M&A advisory, transaction opinions and purchase price allocation engagements is directly related to the volume and size of the M&A transactions for which we provide services. During periods of unfavorable market or economic conditions, the volume and size of M&A transactions may decrease, thereby reducing the demand for our services and increasing price competition among financial advisory firms seeking such engagements. Our results of operations would be adversely affected by any such reduction in the volume or value of M&A transactions. We have seen and may continue to see a reduction in demand for these services in recent periods. Our profitability could also be adversely affected by our fixed costs and the possibility that we would be unable to scale back other costs within a time frame sufficient to match any decreases in revenue relating to changes in market and economic conditions.

The future market and economic climate may continue to deteriorate because of many factors beyond our control, and any one of these factors may cause a substantial decline in the global financial services markets, which could result in reduced demand for our services. These factors include, among other things, economic and political conditions in the United States and elsewhere in the world, wavering corporate/consumer confidence levels, the availability of cash for investment by mutual funds and other institutional as well as retail investors, and legislative and regulatory changes. Beginning in July 2007, there has been a significant disruption in world financial markets, particularly in the credit markets, which has negatively impacted M&A activity, particularly among private equity buyers. If the ongoing effects of this downturn continue or renew, our results of operations, demand for our services or pricing pressure could be adversely affected in future periods.

**Our liquidity, financial position and profitability could be adversely affected by deterioration in U.S. and international credit markets and economic conditions**

Recent deterioration in the global capital markets has caused financial institutions to seek additional capital, merge with larger financial institutions and in some cases fail. These conditions have led to concerns by market participants about the stability of financial markets generally and the strength of counterparties, resulting in a contraction of available credit, even for the most credit-worthy borrowers. Due to recent market events, our liquidity and our ability to obtain financing may be negatively impacted if one of the lenders under our revolving credit facility, or another financial institution, suffers liquidity issues. In such an event, we may not be able to draw on all, or a substantial portion, of our revolving credit facility. Also, if we attempt to obtain future financing in addition to, or replacement of, our existing credit facility to finance our continued growth through acquisitions or otherwise, the credit market turmoil could negatively impact our ability to obtain such financing.

**Our clients may be unable to pay us for our services**

Our clients include some companies that may from time to time encounter financial difficulties, especially in light of the current economic environment and the recent turmoil in the credit markets. If a client's financial difficulties become severe, the client may be unwilling or unable to pay our invoices in the ordinary course of business, which could adversely affect collections of our accounts receivable and unbilled services. On occasion, some of our clients have entered bankruptcy, which has prevented us from collecting amounts owed to us. The bankruptcy of a client with a substantial account receivable could have a material adverse effect on our financial condition and results of operations. In addition, if a client declares bankruptcy after paying us certain invoices, a court may determine that we are not properly entitled to that payment and may require repayment of some or all of the amount we received, which could adversely affect our financial condition and results of operations.

**Our business operates in a highly competitive environment where typically there are no long-term contracted sources of revenue and clients can terminate engagements with us at any time**

Our business operates in a highly competitive environment where typically there are no long-term contracted sources of revenue. Typically, each revenue-generating engagement is separately solicited, awarded and negotiated. In addition, many businesses do not routinely engage in transactions requiring our services. As a consequence, our fee-paying engagements with many clients are not likely to be predictable and high levels of revenue in one period are not necessarily predictive of continued high levels of revenue in future periods. We also lose clients each year as a result of the sale or merger of a client, a change in a client's senior management, competition from other firms and other causes. As a result, our revenue could decline materially due to such changes in the volume, nature and scope of our engagements.

Further, many of our engagements depend upon transactions, disputes or proceedings that involve our clients. Our clients may decide at any time to abandon the transaction, resolve the dispute or proceeding or file for bankruptcy. Our engagements can therefore terminate suddenly and without advance notice to us. If an engagement is terminated unexpectedly, our client service professionals working on the engagement could be underutilized until we assign them to other projects. In addition, because much of our work is project-based rather than recurring in nature, our client service professionals' utilization depends on our ability to secure engagements on a continual basis. Accordingly, the termination or significant reduction in the scope of a single large engagement could have an immediate adverse impact on our revenues and results of operations.

**A high percentage of our revenue is derived from a small number of clients and the reduction of services provided to clients or termination of any one of our engagements could reduce our revenues and harm our operating results**

Our clients operate in a broad array of industries and include Fortune 1000 and smaller companies, prominent law firms and leading private equity and hedge funds. Our top ten clients represented approximately 15.9%, 8.5% and 9.1% of revenues excluding reimbursable expenses in 2009, 2008 and 2007, respectively. The composition of the group of clients comprising these percentages can vary significantly each year, and a relatively small number of clients may account for a significant portion of our revenues. The loss or decrease of revenue from even one client or the failure of us to consummate a success-fee based engagement could adversely affect our revenues and results of operations.

No single client accounted for more than 1.5% of total revenues in 2009, 2008 or 2007, except for one client that accounted for 8.1% of revenues in 2009. This client resulted from an engagement to serve as a financial advisor to the court appointed examiner of a large financial services company under bankruptcy protection. We expect the engagement for the court appointed examiner to wind down during the first quarter of 2010 with any remaining court mandated holdback revenue to be recognized thereafter, as and if approved by the bankruptcy court. The inability to replace revenue from this or certain other of our clients that represent a significant percentage of our revenues could adversely affect our revenues and results of operations in the future.

**The financial advisory, corporate finance consulting and investment banking industries are highly competitive, and we may not be able to compete effectively**

The financial advisory and corporate finance consulting industries are extremely competitive, highly fragmented and subject to rapid change and we expect it to remain so in the future. The industries include a large number of participants with a variety of skills and industry expertise, including the consulting practices of major accounting, financial consulting, technical and economic advisory, general management consulting firms and regional and specialty consulting firms as well as the internal professional resources of organizations. Our competitors vary depending on the particular practice group. In addition, we also expect to continue to face competition from new entrants because the barriers to entry into financial advisory services and corporate finance consulting are relatively low. The principal competitive factors in the financial advisory and corporate finance consulting markets include firm and professional reputations, client and referral source relationships, the ability to attract and retain top professionals, the ability to manage engagements effectively and the ability to be responsive and provide high quality services. There is also competition on price. Many of our competitors have greater national and international presences, as well as significantly greater personnel, financial, technical and marketing resources. In addition, these competitors may generate greater revenues and have greater name recognition than we do. If we are unable to compete successfully with our existing competitors or with any new competitors, our financial results will be adversely affected.

The investment banking industry is extremely competitive and we expect it to remain so in the future. Most of our competitors in the investment banking industry have a wider range of products and services, greater financial and marketing resources, larger customer bases, greater name recognition, more managing directors to serve their clients' needs, greater global reach and more established relationships with their customers than we have. These larger and better capitalized competitors may be better able to respond to changes in the investment banking market, to compete for skilled professionals, to finance acquisitions, to fund internal growth and to compete for market share generally. In particular, the ability to provide financing as well as advisory services has become an important advantage for some of our larger competitors, and because we are unable to provide such financing we may be unable to compete for advisory clients in a significant part of the investment banking market.

**Our inability to hire and retain talented people in an industry where there is great competition for talent could have a serious negative effect on our prospects and results of operations**

Our business involves the delivery of professional services and is highly labor-intensive. Our performance is largely dependent on the talents and efforts of highly skilled individuals. Competition for qualified professionals in the financial advisory and investment banking industries is intense. Our continued ability to compete effectively in our business depends on our ability to attract new professionals and to retain and motivate our existing professionals. The unexpected or unplanned loss of a significant number of our professionals or the inability to attract, hire, develop, train and retain additional skilled personnel could have a serious negative effect on us, including our ability to manage, staff and successfully complete our existing engagements and obtain new engagements. Increasing competition for these individuals may also significantly increase our labor costs, which could negatively affect our margins and results of operations.

**Our inability to retain our senior management team and other key personnel would be detrimental to our business**

We rely heavily on our senior management team and other key personnel, and our ability to retain them is particularly important to our business. Given the highly specialized nature of our services, these people must have a thorough understanding of our service offerings as well as the skills and experience necessary to manage an organization consisting of a diverse group of professionals. In addition, we rely on our senior management team and other key personnel to generate and market our business. Many of our key personnel do not have employment contracts with us. Any of our key personnel, including those with written employment contracts, may voluntarily terminate his or her employment with us. If one or more members of our senior management team or our other managing directors leave and we cannot replace them with a suitable candidate quickly, we could experience difficulty in securing and successfully completing engagements and managing our business properly, which could harm our business prospects and results of operations. In addition, the loss of these personnel could jeopardize our relationships with clients and result in the loss of client engagements.

**Revenues from our success-based engagements are difficult to predict, and the timing and extent of recovery of our costs is uncertain**

From time to time, primarily in our Investment Banking segment and in certain of our tax services businesses, we enter into engagement agreements under which our fees include a significant success-based component. Success-based fees are contingent on the achievement of certain goals, such as the successful completion of a transaction or restructuring. In many cases we are not paid for advisory engagements that do not result in the successful consummation of a transaction or restructuring, other than the reimbursement of certain out-of-pocket expenses and, in some cases, a modest retainer. The achievement of these contractually-defined goals is often impacted by factors outside of our control, such as market conditions and the decisions and actions of our clients and interested third parties. For example, a client could delay or terminate an acquisition transaction because of a failure to agree upon final terms with the counterparty, failure to obtain necessary regulatory consents or board or shareholder approvals, failure to secure necessary financing, adverse market conditions or because the target's business is experiencing unexpected financial problems. Anticipated bidders for assets of a client during a restructuring transaction may not materialize or our client may not be able to restructure its operations or indebtedness due to a failure to reach agreement with its principal creditors. Because success-based fees are contingent, revenues on such engagements, which are recognized when all revenue recognition criteria are met, are not certain and the timing of receipt is difficult to predict and may not occur evenly throughout the year. In the current economic environment, completing transactions is a challenge, and many have failed or been delayed, making our ability to predict revenues increasingly difficult, even late into any fiscal period. We intend to continue to enter into success-based fee arrangements and these engagements could impact our revenues to a greater extent in the future. Should success-based fee arrangements represent a greater percentage of our business in the future, we may experience increased volatility in our working capital requirements and greater variations in our quarter-to-quarter results, which could affect the price of our Class A common stock.

**Our financial results could suffer if we are unable to achieve or maintain adequate utilization and suitable billing rates for our client service professionals**

Our profitability depends to a large extent on the utilization and billing rates of our client service professionals in our Financial Advisory and Corporate Finance Consulting segments. Utilization of our client service professionals is affected by a number of factors, including, among other things, the number and size of client engagements, the timing of the commencement, completion and termination of engagements, which in many cases is unpredictable, our ability to transition our client service professionals efficiently from completed engagements to new engagements, the hiring of additional client service professionals (because there is generally a transition period for new client service professionals that may result in a temporary drop in our utilization rate, which may be the result of restrictions imposed by non-compete or other similar agreements with the professional's former employer), unanticipated changes in the scope of client engagements, our ability to forecast demand for our services and thereby maintain an appropriate level of client service professionals, and conditions affecting the industries in which we practice as well as general economic conditions.

The billing rates of our client service professionals in our Financial Advisory and Corporate Finance Consulting segments are also affected by a number of factors, including, among other things, our clients' perception of our ability to add value through our services, the market demand for the services we provide, introduction of new services by us or our competitors, the pricing policies of our competitors and general economic conditions. If we are unable to achieve and maintain adequate overall utilization as well as maintain or increase the billing rates for our professionals, our financial results could materially suffer.

**The profitability of our fixed-fee engagements with clients may not meet our expectations if we underestimate the cost of these engagements**

When making proposals for fixed-fee engagements, we estimate the costs and timing for completing the engagements. These estimates reflect our best judgment regarding the efficiencies of our methodologies and client service professionals as we plan to deploy them on engagements. Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed-fee engagements, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable, which would have an adverse effect on our profit margin.

**Fees earned in connection with assignments in the bankruptcy context may be subject to challenge and reduction**

From time to time we advise debtors, creditors, examiners or other stakeholders of companies which are involved in bankruptcy proceedings in the United States Bankruptcy Courts. Under the applicable rules of those courts, our fees are subject to approval by the court and other interested parties have the ability to challenge the payment of those fees. Fees earned and reflected in our revenues may be subject to successful challenges, which could result in a reduction of revenues and affect our stock price adversely.

**We have incurred losses and may incur losses in the future, which may impact our ability to implement our business strategy and adversely affect our financial condition**

We incurred a net loss for the year ended December 31, 2005 and for the period from October 4 to December 31, 2007. We cannot assure you that we will be profitable or generate sufficient profits from operations in the future. We may experience a loss in one or more future periods, which may impact our ability to implement our business strategy and adversely affect our financial condition.

**Fluctuations in our quarterly revenues and results of operations could depress the market price of our common stock**

We may experience significant fluctuations in our revenues and results of operations from one quarter to the next. If our revenues or net income in a quarter fall below the expectations of securities analysts or investors, the market price of our Class A common stock could fall significantly. Our results of operations in any quarter can fluctuate for many reasons, including the number, scope, and timing of ongoing client engagements, the extent to which we can reassign our client service professionals efficiently from one engagement to the next, the extent to which our client service professionals take holiday, vacation, and sick time, hiring, the extent of fee discounting or cost overruns, and other factors affecting productivity and collectability of receivables and unbilled work in process.

Because we generate a substantial portion of our revenues from advisory services that we provide on a time-and-materials basis, our revenues in any period are directly related to the number of our client service professionals, their billing rates, and the number of billable hours they work in that period. We have a limited ability to increase any of these factors in the short term. Accordingly, if we underutilize our client service professionals during one part of a fiscal period, we may be unable to compensate by augmenting revenues during another part of that period. In addition, we are occasionally unable to fully utilize any additional client service professionals that we hire, particularly in the quarter in which we hire them. Moreover, a significant majority of our operating expenses, primarily office rent and salaries, are fixed in the short term. As a result, if our revenues fail to meet our expectations in any quarter, the shortfall could have a disproportionate adverse effect on our net income. For these reasons, we believe our historical results of operations are not necessarily indicative of our future performance.

**Potential conflicts of interest may preclude us from accepting some engagements**

We provide our services primarily in connection with significant or complex transactions, disputes, or other matters that usually involve sensitive client information or are adversarial. Our engagement by a client may preclude us from accepting engagements with the client's competitors or adversaries because of conflicts, or perceived conflicts, between their business interests or positions on disputed issues or other reasons. Accordingly, the nature of our business limits the number of both potential clients and potential engagements. Moreover, in many industries in which we provide services, there has been a continuing trend toward business consolidations and strategic alliances. These consolidations and alliances reduce the number of potential clients for our services and increase the chances that we will be unable to continue some of our ongoing engagements or accept new engagements as a result of actual or perceived conflicts of interest.

**Our ability to maintain and attract new business depends upon our reputation, the professional reputation of our client service professionals and the quality of our services**

As a professional services firm, our ability to secure new engagements depends heavily upon our reputation and the individual reputations of our client service professionals. Any factor that diminishes our reputation or that of our client service professionals, including not meeting client expectations or misconduct by our client service professionals, could make it substantially more difficult for us to attract new engagements and clients. Similarly, because we obtain many of our new engagements from former or current clients or from referrals by those clients or by law, accounting or investment banking firms with whom we have worked in the past, any client that questions the quality of our work or that of our client service professionals could impair our ability to secure additional new engagements and clients.

**Our intellectual property rights in our Duff & Phelps name are important, and any inability to use that name could negatively impact our ability to build brand identity**

We believe that establishing, maintaining and enhancing the Duff & Phelps name is important to our business. Pursuant to a name use agreement between us and Phoenix Duff & Phelps Corporation, a subsidiary of Virtus Investment Partners, Inc., we have the perpetual exclusive right to use the Duff & Phelps name in connection with capital raising, M&A services, corporate valuations, fairness opinions, strategic financial consulting, capital adequacy opinions and certain other investment banking businesses. It is possible that we and Phoenix Duff & Phelps Corporation could disagree on whether certain types of our businesses are covered by the name use agreement. If Phoenix Duff & Phelps Corporation were to successfully challenge our right to use our name, or if we were unable to prevent a competitor from using a name that is similar to our name, our ability to build brand identity could be negatively impacted. In addition, if Phoenix Duff & Phelps Corporation is involved in any misconduct or illegal activity, our reputation could be negatively impacted.

**Our engagements could result in professional liability, which could be very costly and hurt our reputation**

Our engagements typically involve complex analysis and the exercise of professional judgment. As a result, we are subject to the risk of professional liability. If a client questions the quality of our work, the client could threaten or bring a lawsuit to recover damages or contest its obligation to pay our fees. Litigation alleging that we performed negligently or breached any other obligations to a client could expose us to significant legal liabilities and, regardless of outcome, is often very costly, could distract our management and could damage our reputation. In addition, third parties may allege reliance on our work which could expose us to additional lawsuits and potential liability. We are not always able to include provisions in our engagement agreements that are designed to limit our exposure to legal claims relating to our services. Even if these limiting provisions are included in an engagement agreement, they may not protect us or may not be enforceable under some circumstances. In addition, we carry professional liability insurance to cover many of these types of claims, but the policy limits and the breadth of coverage may be inadequate to cover any particular claim or all claims plus the cost of legal defense. For example, we provide services on engagements in which the impact on a client may substantially exceed the limits of our professional liability coverage. If we are found to have professional liability with respect to work performed on such an engagement, we may not have sufficient insurance to cover the entire liability.

**If the number of debt defaults, bankruptcies or other factors affecting demand for our restructuring advisory services declines, or we lose business to new entrants into the restructuring advisory business that are no longer precluded from offering such services due to changes to the U.S. Bankruptcy Code, our restructuring advisory business' revenue could suffer**

We provide various financial restructuring and related advice to companies in financial distress or to their creditors, examiners or other stakeholders. A number of factors affect demand for these advisory services, including general economic conditions, the availability and cost of debt and equity financing and changes to laws, rules and regulations, including deregulation or privatization of particular industries and those that protect creditors.

Section 327 of the U.S. Bankruptcy Code, which requires that a "disinterested person" be employed in a restructuring, has been modified pursuant to the Bankruptcy Abuse Prevention and Consumer Protection Act of 2005. The "disinterested person" definition of the U.S. Bankruptcy Code had historically disqualified certain of our competitors, but had not often disqualified us from obtaining a role in restructurings because we are not an underwriter of securities or lender. However, the 2005 amendment to the "disinterested person" definition allows underwriters of securities to compete for restructuring engagements, as well as for the recruitment and retention of restructuring professionals. If our competitors are retained in new restructuring engagements, our restructuring advisory business, and thereby our results of operations, could be adversely affected.

**Legal and regulatory restrictions on our clients may reduce the demand for our services**

New laws or regulations or changes in enforcement of existing laws or regulations applicable to our clients may adversely affect our businesses. For example, changes in antitrust enforcement could affect the level of M&A activity and changes in regulation could restrict the activities of our clients and their need for the types of advisory services that we provide to them.

**Changes in laws, regulations or accounting standards may adversely affect our business**

As an independent financial advisory firm, we have benefited from the enactment of the Sarbanes-Oxley Act, which substantially limits the scope of non-audit services that public accounting firms, such as the Big Four, can provide to their audit clients. Additionally, we have benefited from increased sensitivity among investors, managers and boards to auditor conflicts, which we believe has limited the engagement of public accounting firms to perform even permissible non-audit services. However, changes in the federal securities laws, changes in judicial interpretations of these laws or less vigorous enforcement of these laws, as a result of changes in political appointments or priorities or for other reasons, or reduced sensitivity among investors, managers and boards to auditor conflicts, could substantially reduce the limitations on public accounting firms to provide non-audit services, including the services that we provide or may provide in the future. Increased competition from accounting firms could materially adversely affect our financial condition and results of operations. Conversely, it is possible that increased sensitivity among investors or changes in regulations could lead to limits that would adversely impact us by creating real or perceived conflicts among the various services we provide to our clients.

Further, the demand for a substantial portion of our business is generated by financial reporting requirements under U.S. Generally Accepted Accounting Principles ("GAAP") or International Financial Reporting Standards ("IFRS"). For example, the demand for our purchase price allocation services is primarily driven by the requirement under FASB ASC 805, *Business Combinations,* that, in a business combination, the acquiring company allocates the purchase price to individual tangible assets as well as intangible assets and liabilities, based on fair value. Therefore, the demand for our services could decrease as a result of any future changes in accounting standards (*e.g.*, FASB ASC 820, *Fair Value Measurements and Disclosures* or any suspension of so-called "mark-to-market" accounting) or our inability to develop expertise resulting from new standards or a change of existing standards. As a result, our financial condition and results of operation could be materially adversely affected by any future changes in accounting standards.

**We are subject to extensive regulation in the financial services industry**

We participate in the financial services industry, and are subject to extensive regulation in the United States, the United Kingdom and elsewhere. Duff & Phelps Securities, LLC, our subsidiary through which we provide our M&A advisory services, is registered as a broker-dealer with the SEC and is a member firm of FINRA. Accordingly, the conduct and activities of Duff & Phelps Securities, LLC are subject to the rules and regulations of the SEC and FINRA. Certain state securities regulators also have regulatory or oversight authority over Duff & Phelps Securities, LLC. Duff & Phelps Securities, Ltd., our subsidiary, is authorized and regulated by the Financial Services Authority in the United Kingdom. In addition to conducting business in the United Kingdom, Duff & Phelps Securities, Ltd. has also received passports into 29 European Economic Area ("EEA") territories. Under the Markets in Financial Instruments Directive ("MiFID"), Duff & Phelps Securities, Ltd. may engage in certain regulated activities on a cross border basis. The Financial Services Authority authorization allows Duff & Phelps Securities, Ltd. to conduct certain regulated services in those countries without needing to apply for local authorization. The Financial Services Authority is wholly responsible for the Company's business conducted in the United Kingdom and all prudential regulation. The host state (*i.e.*, the EEA country where the Company is doing business) is responsible for regulating the conduct of that business. Therefore, although Duff & Phelps Securities, Ltd. is not required to obtain local authorization, it must comply with local regulatory requirements.

Our business is therefore subject to regulation by non-U.S. governmental and regulatory bodies and self-regulatory authorities in other countries where we operate. We face the risk of significant intervention by regulatory authorities in all jurisdictions in which we conduct our business. Among other things, we could be fined, prohibited from engaging in some of our business activities or subject to limitations or conditions on our business activities. In addition, as a result of highly publicized financial scandals, the environment in which we operate may be subject to further regulation. New laws or regulations or changes in the enforcement of existing laws or regulations applicable to our clients may also adversely affect our business.

**Our operations and infrastructure may malfunction or fail**

Our ability to conduct business may be adversely impacted by a disruption in the infrastructure that supports our businesses and the communities in which we are located. This may include a disruption involving electrical, communications, transportation or other services used by us or third parties with or through whom we conduct business, whether due to human error, natural disasters, power loss, telecommunication failures, break-ins, sabotage, computer viruses, intentional acts of vandalism, acts of terrorism or war or otherwise. We do not have fully redundant systems, and our disaster recovery plan does not include restoration of all services. Nearly all of our personnel in our primary locations work in close proximity to each other. If a disruption occurs in one location and our personnel in that location are unable to communicate with or travel to other locations, our ability to service and interact with our clients and customers may suffer and we may not be able to implement successfully contingency plans that depend on communication or travel.

Our operations also rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Although we take protective measures and endeavor to modify them as circumstances warrant, our computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious events that could have a security impact. If one or more of such events occur, this could jeopardize our or our clients' or counterparties' confidential and other information processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our, our clients', our counterparties' or third parties' operations. We may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures, and we may be subject to litigation and financial losses that are either not insured against or not fully covered through any insurance maintained by us.

**Our historical financial information may not be comparable to our results for future periods**

The historical financial information included in this Annual Report on Form 10-K is not necessarily indicative of our future results of operations, financial position and cash flows. For example, our historical financial data does not reflect the CVC, Chanin or other acquisitions prior to the dates of such acquisitions.

**Acquisitions may disrupt our operations or adversely affect our results**

We regularly evaluate opportunities to acquire other businesses. The expenses we incur evaluating and pursuing acquisitions could have a material adverse effect on our results of operations. If we acquire a business, we may be unable to manage it profitably or successfully integrate its operations with our own. Moreover, we may be unable to realize the financial, operational, and other benefits we anticipate from acquisitions. Competition for future acquisition opportunities in our markets could increase the price we pay for businesses we acquire and could reduce the number of potential acquisition targets. Further, acquisitions may involve a number of special financial and business risks, including expenses related to any potential acquisition from which we may withdraw, diversion of our management's time, attention, and resources, decreased utilization during the integration process, loss of key acquired personnel, difficulties in integrating diverse corporate cultures, increased costs to improve or coordinate managerial, operational, financial, and administrative systems including compliance with the Sarbanes-Oxley Act, dilutive issuances of equity securities, including convertible debt securities, the assumption of legal liabilities, amortization of acquired intangible assets, potential write-offs related to the impairment of goodwill, and additional conflicts of interest.

**If we are unable to manage the growth of our business successfully, we may not be able to sustain profitability**

Although the aggregate number of our client service professionals decreased in 2009, we have grown significantly in recent years. Overall, the number of our client service professionals increased from 509 at December 31, 2005 to 878 at December 31, 2009. If we increase the number of our client service professionals, we may not be able to successfully manage a significantly larger workforce. Additionally, our growth during that period placed demands on our management and our internal systems, procedures and controls and will continue to do so in the future. To successfully manage growth, we must add administrative staff and periodically update and strengthen our operating, financial, accounting and other systems, procedures and controls, which will increase our costs and could adversely affect our profitability if we do not generate increased revenues to offset the costs.

**Expanding our service offerings or number of offices may not be profitable and our failure to manage expansion successfully could adversely affect our revenues and results of operations**

We may choose to develop new service offerings or open new offices because of market opportunities or client demands. Developing new service offerings involves inherent risks, including our inability to estimate demand for the new service offerings, competition from more established market participants, a lack of market understanding, and unanticipated expenses to recruit and hire qualified client service professionals and to market and provide our new service offerings.

In addition, expanding into new geographic areas and/or expanding current service offerings is challenging and may require integrating new client service professionals into our culture as well as assessing the demand in the applicable market. Expansion creates new and increased management and training responsibilities for our professionals. Expansion also increases the demands on our internal systems, procedures, and controls, and on our managerial, administrative, financial, marketing, and other resources. New responsibilities and demands may adversely affect the overall quality of our work. If we cannot manage the risks associated with new service offerings or new locations effectively, we are unlikely to be successful in these efforts, which could harm our ability to sustain profitability and our business prospects.

**Our international operations create special risks**

We intend to continue our international expansion, and our international revenues could account for an increasing portion of our revenues in the future. Our international operations carry special financial and business risks, including greater difficulties in managing and staffing foreign operations, cultural differences that result in lower utilization, currency fluctuations that adversely affect our financial position and operating results, unexpected changes in trading policies, regulatory requirements, tariffs and other barriers, greater difficulties in collecting accounts receivable, longer sales cycles, restrictions on the repatriation of earnings, potentially adverse tax consequences, such as trapped foreign losses, less stable political and economic environments, and civil disturbances or other catastrophic events that reduce business activity. If our international revenues increase relative to our total revenues, these factors could have a more pronounced effect on our operating results.

**Employee misconduct could harm us and is difficult to detect and deter**

There have been a number of highly publicized cases involving fraud or other misconduct by employees in the financial services industry in recent years and we run the risk that employee misconduct could occur at our company. For example, misconduct by employees could involve the improper use or disclosure of confidential information, which could result in regulatory sanctions and serious reputational or financial harm. Our business often requires that we deal with confidences of the greatest significance to our clients, the improper use of which may have a material adverse impact on our clients. It is not always possible to deter employee misconduct and the precautions we take to detect and prevent this activity may not be effective in all cases. Any breach of our clients' confidences as a result of employee misconduct could impair our ability to attract and retain clients.

## Risks Related to Our Organization and Structure

**Our only material asset is our ownership of D&P Acquisitions, and we are accordingly dependent upon distributions from D&P Acquisitions to pay dividends, if any, taxes and other expenses**

The Company is a holding company and has no material assets other than its ownership of New Class A Units. The Company has no independent means of generating revenue. We intend to cause D&P Acquisitions to make distributions to its unitholders in an amount sufficient to cover all applicable taxes payable, payments pursuant to the tax receivable agreement and dividends, if any, declared by us. To the extent that we need funds, and D&P Acquisitions is restricted from making such distributions under applicable law or regulation, or is otherwise unable to provide such funds, it could materially adversely affect our liquidity and financial condition.

**The existing unitholders of D&P Acquisitions, whose interests may differ from those of our public stockholders, own a substantial stake in the Company**

The existing unitholders of D&P Acquisitions, including Vestar and Lovell Minnick, own approximately 32.2% of the New Class A Units at December 31, 2009. Because they hold their ownership interest in our business through D&P Acquisitions, rather than through the public company, these existing unitholders may have conflicting interests with holders of our Class A common stock. For example, the existing unitholders of D&P Acquisitions may have different tax positions from us which could influence their decisions regarding whether and when to dispose of assets, and whether and when to incur new or refinance existing indebtedness, especially in light of the existence of the TRA. In addition, the structuring of future transactions may take into consideration these existing unitholders' tax considerations even where no similar benefit would accrue to us.

In addition, the existing unitholders of D&P Acquisitions, including Vestar and Lovell Minnick, control 32.2% of the combined voting power of our Class A and Class B common stock at December 31, 2009. Accordingly, the existing unitholders of D&P Acquisitions, if voting in the same manner, could significantly influence the election of all of the members of our board of directors, and thereby have the ability to significantly influence control over our management and affairs. In addition, they could significantly influence the outcome of all matters requiring shareholder approval and could significantly influence a change of control of our company or a change in the composition of our board of directors, which could preclude any unsolicited acquisition of our company.

**We are required to pay the existing unitholders of D&P Acquisitions for certain tax benefits**

We are treated for U.S. federal income tax purposes as having directly purchased membership interests in D&P Acquisitions from the unitholders of New Class A Units when New Class A Units are exchanged for Class A common stock or redeemed. As a result of our initial redemption of New Class A Units with a portion of the proceeds of the IPO and additional exchanges or redemptions of New Class A Units, we are and will be entitled to a proportionate share of D&P Acquisitions' existing tax basis for its assets, and are and we will also become entitled to certain tax basis adjustments reflecting the difference between the price we pay to acquire those units and that proportionate share. As a result, the amount of tax that we would otherwise be required to pay in the future may be reduced, although the Internal Revenue Service ("IRS") may challenge all or part of that tax basis adjustment, and a court could sustain such a challenge.

We have entered into a tax receivable agreement with the existing unitholders of D&P Acquisitions that provides for the payment by us to them of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we realize as a result of (i) D&P Acquisitions' tax basis in its goodwill and similar intangible assets on the date of the redemption, including any portion of that tax basis arising from its liabilities on the date of the redemption and (ii) the tax basis adjustments referred to above. While the actual amount of the adjusted tax basis, as well as the amount and timing of any payments under this agreement will vary depending upon a number of factors, including the basis of our proportionate share of D&P Acquisitions' assets on the dates of exchanges, the timing of exchanges, the price of shares of our Class A common stock at the time of each exchange, the extent to which such exchanges are taxable, the deductions and other adjustments to taxable income to which D&P Acquisitions is entitled, the amount of liabilities of D&P Acquisitions in existence on the date of the redemption and future exchanges, and the amount and timing of our income, we expect that during the anticipated term of the tax receivable agreement, the payments that we may make to the existing unitholders of D&P Acquisitions could be substantial. Payments under the tax receivable agreement will give rise to additional tax benefits and therefore to additional potential payments under the tax receivable agreement. In addition, the tax receivable agreement will provide for interest accrued from the due date (without extensions) of the corresponding tax return to the date of payment under the agreement.

Were the IRS to challenge a tax basis adjustment, or other deductions or adjustments to taxable income of D&P Acquisitions, the existing unitholders of D&P Acquisitions will not reimburse us for any payments that may previously have been made under the tax receivable agreement, except that excess payments made to an existing unitholder are netted against payments otherwise to be made, if any, after our determination of such excess. As a result, in certain circumstances we could make payments to the existing unitholders of D&P Acquisitions under the tax receivable agreement in excess of our cash tax savings. Our ability to achieve benefits from any tax basis adjustment, or other deductions or adjustments to taxable income of D&P Acquisitions, and the payments to be made under this agreement, will depend upon a number of factors, as discussed above, including the timing and amount of our future income.

**Our amended and restated certificate of incorporation contains a provision renouncing our interest and expectancy in certain corporate opportunities identified by Lovell Minnick and Vestar**

Lovell Minnick and Vestar and their affiliates are in the business of providing buyout capital and growth capital to developing companies, and may acquire interests in businesses that directly or indirectly compete with certain portions of our business. Our amended and restated certificate of incorporation provides for the allocation of certain corporate opportunities between us, on the one hand, and Lovell Minnick and Vestar, on the other hand. As set forth in our amended and restated certificate of incorporation, neither Lovell Minnick nor Vestar, nor any director, officer, stockholder, member, manager or employee of Lovell Minnick or Vestar has any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Therefore, a director or officer of our company who also serves as a director, officer, member, manager or employee of Lovell Minnick or Vestar may pursue certain acquisition opportunities that may be complementary to our business and, as a result, such acquisition opportunities may not be available to us. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if attractive corporate opportunities are allocated by Lovell Minnick or Vestar to themselves or their other affiliates instead of to us. To date, no acquisition or attractive corporate opportunity of which we are aware was foregone because of our relationship with Lovell Minnick and Vestar. The above provision shall automatically, without any need for any action by us, be terminated and void at such time as Lovell Minnick and Vestar (together with their affiliates), whose ownership interests shall be counted together as a group, own less than 20% of our outstanding Class A common stock on a fully exchanged basis. As of December 31, 2009, Lovell Minnick and its affiliates owned approximately 9.0% of our Class A common stock and Vestar and its affiliates owned approximately 12.5% of our Class A common stock on a fully exchanged basis.

## Risks Related to Our Class A Common Stock

**The market price and trading volume of our Class A common stock may be volatile, which could result in rapid and substantial losses for our stockholders**

The market price of our Class A common stock has been highly volatile and could be subject to wide fluctuations in the future. In addition, the trading volume in our Class A common stock may fluctuate and cause significant price variations to occur. If the market price of our Class A common stock declines significantly, stockholders may be unable to sell their Class A common stock at or above their purchase price, if at all. We cannot make any assertions that the market price of our Class A common stock will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect the price of our Class A common stock or result in fluctuations in the price or trading volume of our Class A common stock include: variations in our quarterly operating results; failure to meet our earnings estimates; publication of research reports about us or the investment management industry or the failure of securities analysts to cover our Class A common stock; additions or departures of our executive officers and other key management personnel; adverse market reaction to any indebtedness we may incur or securities we may issue in the future; actions by stockholders; changes in market valuations of similar companies; speculation in the press or investment community; changes or proposed changes in laws or regulations or differing interpretations thereof affecting our business or enforcement of these laws and regulations, or announcements relating to these matters; adverse publicity about the financial advisory industry generally or individual scandals, specifically; and general market and economic conditions.

**Our Class A common stock price may decline due to the large number of shares eligible for future sale and for exchange into Class A common stock**

The market price of our Class A common stock could decline as a result of sales of a large number of shares of our Class A common stock or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate.

The existing unitholders of D&P Acquisitions have entered into an exchange agreement with D&P Acquisitions under which, from time to time, typically once a quarter, they will have the right to exchange with D&P Acquisitions their New Class A Units for shares of our Class A common stock on a one-for-one basis, subject to notice requirements and minimum retained ownership requirements, and subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. The exchange agreement generally provides that (i) certain of our existing unitholders, including Vestar and Lovell Minnick, may currently elect to exchange with D&P Acquisitions 100% of their New Class A Units into shares of our Class A common stock; (ii) our executive unitholders may currently elect to exchange with D&P Acquisitions up to 20% of their New Class A Units into shares of our Class A common stock, may elect to exchange up to 40% of such New Class A Units after September 28, 2009, 60% of such New Class A Units after September 28, 2010, and 100% of such New Class A Units after September 28, 2011, subject to the notice requirement; and (iii) our non-executive unitholders may currently elect to exchange with D&P Acquisitions up to one-third of their New Class A Units into shares of our Class A common stock, may elect to exchange up to two-thirds of such New Class A Units after September 28, 2009, and 100% of such New Class A Units after September 28, 2010, subject to the notice requirements.

At December 31, 2009, the existing unitholders of D&P Acquisitions held 12,974 or 32.2% of New Class A Units, all of which will be potentially exchangeable with D&P Acquisitions for shares of our Class A common stock. We filed a registration statement in order to permit the resale of these shares and the shares of Class A common stock purchased by Shinsei in the Shinsei Investment, subject to certain blackouts and other restrictions. In addition, there were 2,340 restricted stock awards and 173 restricted stock units outstanding at December 31, 2009. Subject to forfeiture provisions, these awards vest and could potentially be sold at various times through 2013.

**We could change our existing dividend policy in the future**

We paid quarterly cash dividends of $0.05 per share of our Class A common stock to holders of record as of June 12, 2009, August 18, 2009 and November 24, 2009. We intend to continue to pay quarterly dividends subject to capital availability and periodic determinations that cash dividends are in the best interest of our stockholders. Future declaration and payment of dividends on our common stock is at the discretion of our board of directors and depend upon, among other things, our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as the board of directors may deem relevant. For example, in the event that deteriorating economic conditions or disruptions in the credit markets have a significant impact on our liquidity or ability to obtain financing, our board of directors could decide to reduce or even suspend dividend payments in the future. We cannot provide assurance that we will continue to declare dividends at all or in any particular amounts. A reduction in our dividend payments could have a negative effect on our stock price.

**Anti-takeover provisions in our charter documents and Delaware law could delay or prevent a change in control**

Our certificate of incorporation and by-laws may delay or prevent a merger or acquisition that a stockholder may consider favorable by permitting our board of directors to issue one or more series of preferred stock, requiring advance notice for stockholder proposals and nominations, and placing limitations on convening stockholder meetings. In addition, we are subject to provisions of the Delaware General Corporation Law that restrict certain business combinations with interested stockholders. These provisions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price.

**The requirements of being a public company may strain our resources, divert management's attention and affect our ability to attract and retain qualified board members**

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), the Sarbanes-Oxley Act and the New York Stock Exchange rules promulgated in response to the Sarbanes-Oxley Act. The requirements of these rules and regulations may increase our legal and financial compliance costs in the future, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management's attention may be diverted from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.

These rules and regulations could also make it more difficult for us to attract and retain qualified independent members of our board of directors. Additionally, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced coverage or incur substantially higher costs to obtain coverage.

## Item 1B. Unresolved Staff Comments.

None.

## Item 2. Properties.

We currently have leased offices located in 23 cities across the United States, Europe and Asia. Our current principal executive office, which we occupied commencing in June 2007, is located in one leased facility in New York, consisting of approximately 60,000 square feet of office space under a 16-year sublease that expires in 2023. Our principal executive office in New York accommodates our executive team and corporate functions, as well as client service professionals in many of our practice groups and in each reporting segment.

We also occupy leased facilities for our other offices under non-cancelable operating leases that expire at various dates through 2021 and that include fixed or minimum payments, plus, in some cases, scheduled base rent increases over the terms of the lease. We believe our current facilities are adequate to meet our needs and that additional facilities are available for lease to meet future needs.

## Item 3. Legal Proceedings.

From time to time, we are involved in legal proceedings and litigation arising in the ordinary course of business. As of the date of this annual report on Form 10-K, we are not a party to or threatened with any litigation or other legal proceeding that, in our opinion, could have a material adverse effect on our business, operating results or financial condition.

## Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of our security holders during the fourth quarter of the year ended December 31, 2009.

## PART II

### Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

#### Price Range of the Company's Class A Common Stock

Our Class A common stock is listed on the New York Stock Exchange ("NYSE") and is traded under the symbol "DUF." At the close of business on January 31, 2010, there were 473 Class A common stockholders of record. A number of the Company's stockholders have their shares in street name; therefore, the Company believes that there are substantially more beneficial owners of Class A common stock.

The following table sets forth for the periods indicated the high and low reported sale prices per share for the Class A common stock since September 28, 2007, the date that our Class A common stock began trading on the NYSE, and dividends paid per share of Class A common stock:

| | Sales Price | | Dividends Per Share |
|---|---|---|---|
| | High | Low | |
| **Year Ended December 31, 2009** | | | |
| Fourth Quarter | $ 19.16 | $ 15.39 | $ 0.05 |
| Third Quarter | 19.68 | 15.63 | 0.05 |
| Second Quarter | 19.96 | 14.23 | 0.05 |
| First Quarter | 19.86 | 12.35 | - |
| **Year Ended December 31, 2008** | | | |
| Fourth Quarter | $ 21.16 | $ 8.01 | - |
| Third Quarter | 22.76 | 14.84 | - |
| Second Quarter | 19.41 | 15.00 | - |
| First Quarter | 19.98 | 10.62 | - |

#### Dividend Policy

We paid quarterly cash dividends of $0.05 per share of our Class A common stock to holders of record as of June 12, 2009, August 18, 2009 and November 24, 2009. Concurrently with the payment of per share dividends on our Class A common stock, the Company distributed an equal amount per unit to holders of New Class A Units. Future cash dividends and distributions, if any, will be at the discretion of our board of directors and can be changed or discontinued at any time. Dividend determinations (including the size of our quarterly dividend) will depend upon, among other things, our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as the board of directors may deem relevant.

#### Exchange of New Class A Units to Class A Common Stock

In connection with the closing of the IPO, we entered into an exchange agreement, dated as of October 3, 2007 (as amended, the "Exchange Agreement"), by and among us, D&P Acquisitions, and certain unitholders of D&P Acquisitions, through which we may issue shares of Class A common stock upon the exchange of the New Class A Units. Pursuant to the Exchange Agreement, in connection with any such exchange, a corresponding number of shares of our Class B common stock will be cancelled. Subject to the terms and notice requirements as set forth in an amendment to the Exchange Agreement, exchanges are scheduled to occur on March 5th, May 15th, August 15th and November 15th of each year.

In November 2009, 770 New Class A Units were exchanged for 770 shares of Class A common stock and 770 shares of Class B common stock were cancelled. We filed a registration statement in order to permit the resale of these shares from time to time, subject to certain blackouts and other restrictions. We received no other consideration in connection with these exchanges.

**Issuer Purchases of Equity Securities**

During the fourth quarter of 2009, we withheld shares of our Class A common stock from holders of restricted stock awards to satisfy the holders' tax liabilities in connection with the lapse of restrictions on such shares, as summarized in the following table:

| Class A Common Stock | Total Number of Shares Purchased | Average Price Paid Per Share |
|---|---|---|
| October 1 through October 31, 2009 | - | $ - |
| November 1 through November 30, 2009 | - | - |
| December 1 through December 31, 2009 | 5 | 18.29 |
| Total | 5 | $ 18.29 |

The total number of shares purchased represents shares of Class A common stock withheld to cover payroll tax withholdings related to the lapse of restrictions on Ongoing RSAs. These shares were not part of a publicly announced repurchase program and were retired upon purchase.

**Securities Authorized for Issuance Under Equity Compensation Plans**

The following table lists information regarding outstanding options and shares reserved for future issuance under our equity compensation plans at December 31, 2009. All equity compensation plans have been approved by the stockholders.

| Plan Category | (a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[(1)] | (b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[(2)] | (c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) |
|---|---|---|---|
| 2007 Omnibus Stock Plan | 4,328 | $ 16.00 | 1,599 |

(1) Includes common stock issuable upon the vesting of 2,513 shares of restricted stock and the exercise of 1,815 outstanding options granted under our 2007 Omnibus Stock Plan.

(2) The weighted average exercise price shown relates solely to the options granted. The restricted stock awards and units have no exercise price due to their nature.

**Stock Performance Graph**

The following graph compares the cumulative total return to stockholders of the Company's Class A common stock relative to the cumulative total returns of the Russell 2000 Index, and a customized peer group of seven companies that includes: CRA International, Inc.; Evercore Partners, Inc.; FTI Consulting, Inc.; Greenhill & Company, Inc.; Huron Consulting Group, Inc.; LECG Corporation; and Navigant Consulting, Inc. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock, the peer group, and the index on September 28, 2007 and its relative performance is tracked through December 31, 2009. The stock price performance included in this graph is not necessarily indicative of future stock price performance.

**COMPARISON OF 27-MONTH CUMULATIVE TOTAL RETURN***
Among Duff & Phelps Corporation, the Russell 2000 Index and a Peer Group


$140
$120
$100
$80
$60
$40
$20
$0
9/07
10/07
11/07
12/07
1/08
2/08
3/08
4/08
5/08
6/08
7/08
8/08
9/08
10/08
11/08
12/08
1/09
2/09
3/09
4/09
5/09
6/09
7/09
8/09
9/09
10/09
11/09
12/09
Duff & Phelps Corporation
Russell 2000 Index
Peer Group

* $100 invested on 9/28/07 in stock or index, including reinvestment of dividends.

| | 9/07 | 10/07 | 11/07 | 12/07 | 1/08 | 2/08 | 3/08 | 4/08 | 5/08 | 6/08 |
|---|---|---|---|---|---|---|---|---|---|---|
| Duff & Phelps Corporation | $100.00 | $115.53 | $108.39 | $107.25 | $100.76 | $ 83.38 | $ 98.04 | $ 98.47 | $ 88.83 | $ 90.25 |
| Russell 2000 Index | 100.00 | 102.87 | 95.48 | 95.42 | 88.92 | 85.62 | 85.98 | 89.58 | 93.69 | 86.48 |
| Peer Group | 100.00 | 108.60 | 108.50 | 111.82 | 100.56 | 103.44 | 107.99 | 102.97 | 101.20 | 101.13 |

| | 7/08 | 8/08 | 9/08 | 10/08 | 11/08 | 12/08 | 1/09 | 2/09 | 3/09 | 4/09 |
|---|---|---|---|---|---|---|---|---|---|---|
| Duff & Phelps Corporation | $ 93.68 | $112.21 | $114.60 | $103.54 | $ 62.67 | $104.20 | $ 77.87 | $ 75.42 | $ 85.83 | $102.78 |
| Russell 2000 Index | 89.68 | 92.92 | 85.52 | 67.73 | 59.72 | 63.18 | 56.15 | 49.33 | 53.73 | 62.04 |
| Peer Group | 107.44 | 113.64 | 114.10 | 96.53 | 96.24 | 90.16 | 80.65 | 74.23 | 86.94 | 95.84 |

| | 5/09 | 6/09 | 7/09 | 8/09 | 9/09 | 10/09 | 11/09 | 12/09 |
|---|---|---|---|---|---|---|---|---|
| Duff & Phelps Corporation | $ 80.98 | $ 97.20 | $ 99.11 | $ 93.41 | $105.03 | $ 94.23 | $ 93.29 | $100.39 |
| Russell 2000 Index | 63.91 | 64.85 | 71.10 | 73.13 | 77.35 | 72.10 | 74.36 | 80.35 |
| Peer Group | 89.52 | 90.52 | 92.99 | 81.47 | 88.37 | 86.89 | 87.48 | 88.80 |

## Item 6. Selected Financial Data

The following table sets forth the historical selected financial data for the Company for all periods presented. For more information on our historical financial information and Adjusted EBITDA, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 8. Financial Statements and Supplemental Data.

**Consolidated Statements of Operations**
**(In thousands, except per share data)**

| | Successor | | | Predecessor | | |
|---|---|---|---|---|---|---|
| | Year Ended December 31, 2009 | Year Ended December 31, 2008[1] | Period from October 4 to December 31, 2007[2] | Period from January 1 to October 3, 2007 | Year Ended December 31, 2006[3] | Year Ended December 31, 2005[4] |
| Revenues | $ 370,903 | $ 381,476 | $ 87,883 | $ 253,275 | $ 246,742 | $ 73,926 |
| Reimbursable expenses | 11,083 | 10,546 | 2,824 | 9,946 | 12,526 | 4,313 |
| Total revenues | 381,986 | 392,022 | 90,707 | 263,221 | 259,268 | 78,239 |
| Direct client service costs | | | | | | |
| Compensation and benefits[5] | 210,302 | 216,137 | 71,141 | 158,748 | 146,926 | 44,387 |
| Other direct client service costs | 7,232 | 8,224 | 1,440 | 2,307 | 1,034 | 145 |
| Acquisition retention expenses | - | 793 | 217 | 2,035 | 6,003 | 11,695 |
| Reimbursable expenses | 11,158 | 10,623 | 2,586 | 10,079 | 12,685 | 4,541 |
| | 228,692 | 235,777 | 75,384 | 173,169 | 166,648 | 60,768 |
| Operating expenses | | | | | | |
| Selling, general and adminitrative[6] | 99,162 | 108,312 | 25,308 | 70,946 | 68,606 | 22,246 |
| Depreciation and amortization | 10,244 | 9,816 | 2,384 | 6,754 | 7,702 | 3,186 |
| Merger and acquisition costs | - | - | - | - | - | 2,138 |
| | 109,406 | 118,128 | 27,692 | 77,700 | 76,308 | 27,570 |
| Operating income/(loss) | 43,888 | 38,117 | (12,369) | 12,352 | 16,312 | (10,099) |
| Other expense/(income) | | | | | | |
| Interest income | (53) | (668) | (763) | (1,306) | (556) | (137) |
| Interest expense | 1,131 | 3,475 | 1,426 | 5,494 | 5,911 | 1,661 |
| Loss on early extinguishment of debt | 1,737 | - | - | - | - | - |
| Other expense/(income) | 141 | 398 | 369 | 215 | (243) | 542 |
| | 2,956 | 3,205 | 1,032 | 4,403 | 5,112 | 2,066 |
| Income/(loss) before income taxes | 40,932 | 34,912 | (13,401) | 7,949 | 11,200 | (12,165) |
| Provision for income taxes | 12,264 | 10,619 | 1,176 | 1,051 | 701 | 330 |
| Net income/(loss) | 28,668 | 24,293 | (14,577) | 6,898 | 10,499 | (12,495) |
| Less: Net income/(loss) attributable to noncontrolling interest | 17,100 | 19,068 | (8,225) | - | - | - |
| Net income/(loss) attributable to Duff & Phelps Corporation | $ 11,568 | $ 5,225 | $ (6,352) | $ 6,898 | $ 10,499 | $ (12,495) |
| Net income/(loss) per share attributable to stockholders of Class A common stock of Duff & Phelps Corporation: | | | | | | |
| Basic | $ 0.57 | $ 0.37 | $ (0.49) | | | |
| Diluted | $ 0.54 | $ 0.36 | $ (0.49) | | | |
| Adjusted EBITDA[7] | $ 66,569 | $ 73,632 | $ 16,374 | $ 52,569 | $ 44,051 | $ 10,836 |
| Adjusted EBITDA[7], as a percentage of revenues | 17.9% | 19.3% | 18.6% | 20.8% | 17.9% | 14.7% |

---

(1) Includes the results of Dubinsky & Company, P.C. ("Dubinsky") from April 11, 2008; World Tax Service US, LLC ("WTS") from July 15, 2008; Kane Reece Associates, Inc. ("Kane Reece") from July 31, 2008; and Financial and IP Analysis, Inc. (d/b/a The Lumin Expert Group) ("Lumin") from August 8, 2008.

(2) Includes the results of Rash & Associates, L.P. ("Rash") from October 31, 2007.

(3) Includes the results of Chanin from October 31, 2006.

(4) Includes the results of CVC from September 30, 2005.

(5) Includes $16,432 and $20,537 of equity-based compensation for the year ended December 31, 2009 and 2008, respectively; $23,806 of equity-based compensation for the period from October 4, 2007 to December 31, 2007; $23,187 for the period from January 1 to October 3, 2007; and $10,244 and $2,113 for the years ended December 31, 2006 and 2005, respectively.

(6) Includes $7,223 and $10,803 of equity-based compensation for the years ended December 31, 2009 and 2008, respectively; $2,856 of equity-based compensation for the period from October 4, 2007 to December 31, 2007; $8,241 for the period from January 1 to October 3, 2007; and $3,790 and $1,803 for the years ended December 31, 2006 and 2005, respectively.

(7) Adjusted EBITDA is a non-GAAP financial measure. See following reconciliation:

**Adjusted EBITDA Reconciliation**

| | Successor | | | Predecessor | | |
|---|---|---|---|---|---|---|
| | Year Ended December 31, 2009 | Year Ended December 31, 2008 | Period from October 4 to December 31, 2007 | Period from January 1 to October 3, 2007 | Year Ended December 31, 2006 | Year Ended December 31, 2005 |
| Revenues (excluding reimbursables) | $ 370,903 | $ 381,476 | $ 87,883 | $ 253,275 | $ 246,742 | $ 73,926 |
| Net income/(loss) attributable to Duff & Phelps Corporation | $ 11,568 | $ 5,225 | $ (6,352) | $ 6,898 | $ 10,499 | $ (12,495) |
| Net income/(loss) attributable to noncontrolling interest | 17,100 | 19,068 | (8,225) | - | - | - |
| Provision for income taxes | 12,264 | 10,619 | 1,176 | 1,051 | 701 | 330 |
| Other expense, net | 2,956 | 3,205 | 1,032 | 4,403 | 5,112 | 2,066 |
| Depreciation and amortization | 10,244 | 9,816 | 2,384 | 6,754 | 7,702 | 3,186 |
| Acquisition retention expenses | - | 793 | 217 | 2,035 | 6,003 | 11,695 |
| Equity-based compensation associated with Legacy Units and IPO Options | 12,437 | 24,906 | 26,142 | 31,428 | 14,034 | 3,916 |
| Merger and acquisition costs | - | - | - | - | - | 2,138 |
| Adjusted EBITDA | $ 66,569 | $ 73,632 | $ 16,374 | $ 52,569 | $ 44,051 | $ 10,836 |
| Adjusted EBITDA, as a percentage of revenues | 17.9% | 19.3% | 18.6% | 20.8% | 17.9% | 14.7% |

Adjusted EBITDA is a non-GAAP financial measure. We believe that Adjusted EBITDA provides a relevant and useful alternative measure of our ongoing profitability and performance, when viewed in conjunction with GAAP measures, as it adjusts net income or loss for (a) interest expense and depreciation and amortization (a significant portion of which relates to debt and capital investments that have been incurred as the result of acquisitions and investments in stand-alone infrastructure which we do not expect to incur at the same levels in the future), (b) equity-based compensation associated with the Legacy Units of D&P Acquisitions, a significant portion of which is due to certain one-time grants associated with Predecessor acquisitions, and options to purchase shares of the Company's Class A common stock granted in connection with the IPO ("IPO Options"), (c) acquisition retention expenses and other merger and acquisition costs, which are generally non-recurring in nature or are related to deferred payments associated with prior acquisitions and (d) net income or loss attributable to the noncontrolling interest.

Given the level of acquisition activity during the Predecessor period, and related capital investments and one time equity grants associated with acquisitions during the Predecessor period (which we do not expect to incur at the same levels in Successor periods) and the IPO, and our belief that, as a professional services organization, our operations are not capital intensive on an ongoing basis, we believe the Adjusted EBITDA measure, in addition to GAAP financial measures, provides a relevant and useful benchmark for investors, in order to assess our financial performance and comparability to other companies in our industry. The Adjusted EBITDA measure is utilized by our senior management to evaluate our overall performance and operating expense characteristics and to compare our performance to that of certain of our competitors. A measure similar to Adjusted EBITDA is the principal measure that determines the compensation of our senior management team. In addition, a measure similar to Adjusted EBITDA is a key measure that determines compliance with certain financial covenants under our credit facility. Management compensates for the inherent limitations associated with using the Adjusted EBITDA measure through disclosure of such limitations, presentation of our financial statements in accordance with GAAP and reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure, net income or loss. Furthermore, management also reviews GAAP measures, and evaluates individual measures that are not included in Adjusted EBITDA such as our level of capital expenditures, equity issuance and interest expense, among other measures.

Adjusted EBITDA, as defined by the Company, consists of net income or loss before (a) interest income and expense, (b) provision for income taxes, (c) other expense, net, (d) depreciation and amortization, (e) acquisition retention expenses, (f) equity-based compensation associated with Legacy Units and IPO Options included in compensation and benefits, (g) equity-based compensation associated with Legacy Units and IPO Options included in selling, general and administrative expenses, (h) merger and acquisition costs and (i) net income or loss attributable to the noncontrolling interest.

This non-GAAP financial measure is not prepared in accordance with, and should not be considered an alternative to, measurements required by GAAP, such as operating income, net income or loss, net income or loss per share, cash flow from continuing operating activities or any other measure of performance or liquidity derived in accordance with GAAP. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measures. In addition, it should be noted that companies calculate Adjusted EBITDA differently and, therefore, Adjusted EBITDA as presented for us may not be comparable to Adjusted EBITDA reported by other companies.

**Consolidated Balance Sheet Data**

| | As of December 31, | | | | |
|---|---|---|---|---|---|
| | **2009** | **2008** | **2007** | **2006** | **2005** |
| Cash and cash equivalents | $ 107,311 | $ 81,381 | $ 90,243 | $ 59,132 | $ 12,134 |
| Total assets | 507,033 | 416,197 | 404,513 | 268,031 | 181,292 |
| Current and long-term debt | - | 42,972 | 43,181 | 77,997 | 48,750 |
| Total liabilities | 193,276 | 178,438 | 223,030 | 174,013 | 97,176 |
| Total stockholders' equity of Duff & Phelps Corporation | 214,886 | 100,129 | 69,504 | - | - |
| Noncontrolling interest | 98,871 | 137,630 | 111,979 | - | - |
| Total stockholders' equity | 313,757 | 237,759 | 181,483 | - | - |
| Total redeemable units | - | - | - | 91,973 | 92,053 |
| Total unitholders' equity/(deficit) | - | - | - | 2,045 | (7,937) |

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

### Overview

The following results of operations, analysis and discussion present an aggregation of certain periods to help provide a full-year presentation of our results for comparability purposes. These aggregated results are a non-GAAP financial measure. For example, the Predecessor period from January 1 to October 3, 2007 (pre-IPO) is combined with the Successor period from October 4 to December 31, 2007 (post-IPO) to present results for the year ended December 31, 2007 (collectively, "Aggregated" or "year ended December 31, 2007"). Management reviews aggregated results when it analyzes operating trends and results. These combined results should not be used in isolation or substitution of Predecessor and Successor results reported separately.

### Revenues

We generate revenues from Financial Advisory, Corporate Finance Consulting and Investment Banking services. We typically enter into these engagements on a time-and-materials basis, a fixed-fee basis or a contingent-fee basis. We recognize revenues when persuasive evidence of an arrangement exists, the related services are provided, the price is fixed or determinable, and collectability is reasonably assured. Our accounting of revenues is further detailed in our Critical Accounting Policies following this section.

Revenue trends in our Financial Advisory and Investment Banking segments, and to a lesser extent the Corporate Finance Consulting segment, generally are correlated to the volume of M&A activity and restructurings. However, deviations from this trend can occur in any given year for a number of reasons. For example, changes in our market share or the ability of our clients to close certain large transactions can cause our revenue results to diverge from the level of overall M&A or restructuring activity. In addition, because many businesses do not routinely engage in M&A and restructuring activity, our fee paying engagements with many clients are not likely to be predictable and high levels of revenue in one quarter are not necessarily predictive of continued high levels of revenue in future periods. Further, we have lines of business that are not correlated to the volume of M&A activity and restructurings, but rather to bankruptcy filings, litigation or regulatory trends.

We operate in a highly competitive environment where there are limited long-term contracted sources of revenue. Typically, each revenue-generating engagement is separately awarded and negotiated. While we believe that we have achieved long and stable client relationships by providing outstanding service, attracting leaders in each industry and integrating ourselves with our clients' existing audit and other service providers, our list of clients, including our list of clients with whom there is a currently active revenue-generating engagement, changes continually. We gain new clients through our business development initiatives, through recruiting additional senior client service professionals who bring with them client relationships and through referrals from executives, directors, attorneys, accountants, private equity and hedge fund professionals and other parties with whom we have relationships. We may also lose clients as a result of the sale or merger of a client, a change in a client's senior management, competition from other firms and other causes. The financial advisory, corporate finance and investment banking industries are highly competitive and we may not be able to compete effectively.

### Reimbursable Expenses

Reimbursable expenses, including those relating to travel, other out-of-pocket expenses and third-party costs are included as a component of total revenues. Expense reimbursements that are billable to clients are included in total revenues, and typically an equivalent amount of reimbursable expenses are included in total direct client service costs. Reimbursable expenses related to time-and-materials and fixed-fee engagements are recognized as revenue in the period in which the expense is incurred and collectability is reasonably assured. We typically manage and analyze our business on the basis of revenue before reimbursable expenses. We believe this is the most accurate reflection of our services because it eliminates the effect of these reimbursable expenses that we bill to our clients.

### Direct Client Service Costs

*Compensation and Benefits*

Our most significant expenses are costs classified as direct client service costs. These direct client service costs include salaries, performance bonuses, payroll taxes, benefits and equity-based compensation for client service professionals. We accrue performance bonuses based on actual performance and client service gross margin targets in each period for our Financial Advisory, Corporate Finance Consulting and Investment Banking segments.

*Other Direct Client Service Costs*

In certain cases we incur fees paid to independent contractors that we retain to supplement full-time personnel, typically on an as-needed basis for specific client engagements. From time to time, we also incur expenses, including those relating to travel, other out-of-pocket expenses and third-party costs to perform specific client engagement that are not billable to clients.

*Acquisition Retention Expenses*

We also incurred compensation expense in connection with deferred payments that we agreed to make to certain former employees of CVC in connection with the CVC acquisition in September 2005. The offers of employment to these employees included retention payments of $9,800 paid in November 2005 and $11,400 payable in installments of one-third on each of the first three anniversary dates of the CVC acquisition under the condition that the individuals are still employed by us as of the anniversary date.

We recognized the expenses associated with these payments on a graded-tranche basis, whereby the first anniversary payment was recognized over the first 12 months since the CVC acquisition, the second anniversary payment was recognized over the first 24 months since the CVC acquisition, and the third anniversary payment was recognized over the 36-month period since the CVC acquisition, adjusted for any terminations that may result in an accelerated payment. We paid a total of $3,241 and $3,339 to such employees for the years ended December 31, 2008 and 2007, respectively. The final payments were made in 2008.

**Operating Expenses**

Our operating expenses include selling, general and administrative expenses, which consist of salaries, performance bonuses, payroll taxes, benefits and equity-based compensation for our corporate and administrative personnel, costs for occupancy, technology and communications, marketing and business development, recruiting, training, professional fees, depreciation and amortization and other operating expenses.

**Equity-Based Compensation**

We account for equity-based compensation in accordance with FASB ASC 718, *Compensation–Stock Compensation*, effective January 1, 2005. Prior to that time, we accounted for equity-based compensation under FASB Accounting Principal Board ("APB") Opinion No. 25. Equity-based compensation expense is based on fair value at the date of grant and the pre-vesting forfeiture rate. It is recognized over the requisite service period using the accelerated method of amortization as described in FASB ASC 718 for grants with graded vesting or using the straight-line method for grants with cliff vesting. The fair value of the awards is determined from periodic valuations using key assumptions for implied asset volatility, expected dividends, risk free rate and the expected term of the awards. If factors change and we employ different assumptions in the application of FASB ASC 718 in future periods or if there is a material change in the fair value of the Company, the compensation expense that we record may differ significantly from what we have recorded in the current period. Forfeitures are estimated at the time an award is granted and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Direct client service costs and selling, general and administrative expenses include equity-based compensation with respect to (a) grants of legacy units of D&P Acquisitions prior to the consummation of the Recapitalization Transactions ("Legacy Units"), (b) options to purchase shares of the Company's Class A common stock granted in connection with the IPO ("IPO Options") and (c) restricted stock awards issued in connection with our ongoing long-term compensation program, consisting of restricted shares of Class A common stock and restricted stock units ("Ongoing RSAs").

Information with respect to the equity compensation expense by equity award is set forth in the table below:

**Summary of Equity Based Compensation Expense**

| | Successor Year Ended December 31, 2009 | | | Successor Year Ended December 31, 2008 | | | Aggregated[1] Year Ended December 31, 2007 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Client Service | SG&A | Total | Client Service | SG&A | Total | Client Service | SG&A | Total |
| Legacy Units | $ 6,536 | $ 2,624 | $ 9,160 | $ 13,056 | $ 5,519 | $ 18,575 | $ 45,762 | $ 10,052 | $ 55,814 |
| IPO Options | 2,200 | 1,077 | 3,277 | 4,386 | 1,945 | 6,331 | 1,209 | 547 | 1,756 |
| Ongoing RSAs | 7,696 | 3,522 | 11,218 | 3,095 | 3,339 | 6,434 | 22 | 498 | 520 |
| Total | $ 16,432 | $ 7,223 | $ 23,655 | $ 20,537 | $ 10,803 | $ 31,340 | $ 46,993 | $ 11,097 | $ 58,090 |

[1]Aggregated results are calculated as follows:

| | Aggregated (a) + (b) Year Ended December 31, 2007 | | | Successor (a) Period from October 4 to December 31, 2007 | | | Predecessor (b) Period from January 1 to October 3, 2007 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Client Service | SG&A | Total | Client Service | SG&A | Total | Client Service | SG&A | Total |
| Legacy Units | $ 45,762 | $ 10,052 | $ 55,814 | $ 22,575 | $ 1,811 | $ 24,386 | $ 23,187 | $ 8,241 | $ 31,428 |
| IPO Options | 1,209 | 547 | 1,756 | 1,209 | 547 | 1,756 | - | - | - |
| Ongoing RSAs | 22 | 498 | 520 | 22 | 498 | 520 | - | - | - |
| Total | $ 46,993 | $ 11,097 | $ 58,090 | $ 23,806 | $ 2,856 | $ 26,662 | $ 23,187 | $ 8,241 | $ 31,428 |

*Legacy Units*

We have accounted for equity-based compensation for the Legacy Units granted prior to the IPO in accordance with the fair value provisions of FASB ASC 718. Principles of option pricing theory were used to calculate the fair value of the subject grants. Under this methodology, periodic business enterprise valuations of D&P Acquisitions were performed. The business enterprise valuations were determined by various methodologies including the discounted future earnings method, the merger and acquisition method, and the guideline public company method, on a weighted and blended basis. The various classes of Legacy Units were then modeled as call options with distinct claims on the assets of D&P Acquisitions. The characteristics of the legacy unit classes, as determined in the D&P Acquisitions' limited liability company agreement and unit grant agreements, determine the uniqueness of each unit's claim on D&P Acquisitions' assets relative to each other and the other components of D&P Acquisitions' capital structure. Periodic valuations were performed during 2006 and at March 31, 2007, June 30, 2007 and the date of the IPO, in order to properly recognize equity-based compensation. Following the completion date of the IPO on October 3, 2007, the New Class A Units of which the Legacy Units were converted into are no longer subject to repurchase provisions, and as such, liability accounting for such Legacy Units is no longer applied.

*IPO Options and Ongoing Restricted Stock Awards*

In connection with the IPO, the Company adopted the 2007 Omnibus Stock Plan ("Omnibus Plan"), which replaced the Company's then existing equity plans for grants of share-based awards. The Omnibus Plan permits the grant of stock options, stock appreciation rights, deferred stock awards, restricted stock awards, dividend equivalent rights, and any other share-based awards that are valued in whole or in part by reference to our Class A common stock, or any combination of these. This plan is administered by the Compensation Committee of our board of directors.

Options were granted in conjunction with our IPO to employees with exercise prices equal to the market value of our common stock on the grant date and expire ten years subsequent to award. Vesting provisions for individual awards are established at the grant date at the discretion of the Compensation Committee of our board of directors. Options granted under our share-based incentive compensation plans vest annually over four years. We plan to issue new shares of our common stock whenever stock options are exercised or share awards are granted. The Company did not grant options prior to 2007.

Ongoing RSAs are typically granted as a form of incentive compensation, generally contingent on continued employment and converted to unrestricted Class A common stock when restrictions on transfer lapse. The restrictions on transfer and forfeiture provisions are generally eliminated after three years for all awards granted to non-executives with certain exceptions related to retiree eligible employees and termination of employees without cause. The restrictions on transfer and forfeiture provisions are eliminated annually over three years based on ratable vesting for grants made to executives and four years for non-employee members of our board of directors. Corresponding expense is recognized based on the fair market value on the date of grant.

**Distributions and Other Payments to Noncontrolling Unitholders**

The following table summarizes distributions and other payments to noncontrolling unitholders, as described more fully below:

| | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, 2009 | Year Ended December 31, 2008 | Period from October 4 to December 31, 2007 | Period from January 1 to October 3, 2007 |
| Distributions for taxes | $ 20,097 | $ 9,753 | $ 575 | $ 28,374 |
| Other distributions | 1,879 | - | - | - |
| Payments pursuant to the Tax Receivable Agreement | 3,090 | 791 | - | - |
| | $ 25,066 | $ 10,544 | $ 575 | $ 28,374 |

Distributions for taxes

As a limited liability company, D&P Acquisitions does not incur significant federal or state and local taxes, as these taxes are primarily the obligations of the members of D&P Acquisitions. As authorized by the Third Amended and Restated LLC Agreement of D&P Acquisitions, D&P Acquisitions is required to distribute cash, generally, on a pro rata basis, to its members to the extent necessary to provide funds to pay the members' tax liabilities, if any, with respect to the earnings of D&P Acquisitions. The tax distribution rate has been set at 45% of each member's allocable share of taxable income of D&P Acquisitions. D&P Acquisitions is only required to make such distributions if cash is available for such purposes as determined by the Company. The Company expects cash will be available to make these distributions. Upon completion of its tax returns with respect to the prior year, D&P Acquisitions may make true-up distributions to its members, if cash is available for such purposes, with respect to actual taxable income for the prior year.

Other distributions

During the year ended December 31, 2009, the Company distributed $1,879 to holders of New Class A Units of D&P Acquisitions (other than Duff & Phelps Corporation). The distributions were made concurrently with the dividend of $0.05 per share of Class A common stock outstanding to shareholders of record on June 12, 2009, August 18, 2009 and November 24, 2009. Concurrent with the payment of the dividends, holders of New Class A Units received a $0.05 distribution per vested unit which will be treated as a reduction in basis of each member's ownership interests. Pursuant to the terms of the Third Amended and Restated LLC Agreement of D&P Acquisitions, an amount equal to $0.05 per unvested unit was deposited into a segregated account and will be distributed once a year with respect to units that vested during that year. Any amounts related to unvested units that forfeit are returned to the Company.

Payments pursuant to the Tax Receivable Agreement

As a result of the Company's acquisition of New Class A Units of D&P Acquisitions, the Company expects to benefit from depreciation and other tax deductions reflecting D&P Acquisitions' tax basis for its assets. Those deductions will be allocated to the Company and will be taken into account in reporting the Company's taxable income. Further, as a result of a federal income tax election made by D&P Acquisitions applicable to a portion of the Company's acquisition of New Class A Units of D&P Acquisitions, the income tax basis of the assets of D&P Acquisitions underlying a portion of the units the Company has and will acquire (pursuant to the exchange agreement) will be adjusted based upon the amount that the Company has paid for that portion of its New Class A Units of D&P Acquisitions.

The Company has entered into a tax receivable agreement ("TRA") with the existing unitholders of D&P Acquisitions (for the benefit of the existing unitholders of D&P Acquisitions) that provides for the payment by the Company to the unitholders of D&P Acquisitions of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that the Company realizes (i) from the tax basis in its proportionate share of D&P Acquisitions' goodwill and similar intangible assets that the Company receives as a result of the exchanges and (ii) from the federal income tax election referred to above. D&P Acquisitions expects to make future payments under the TRA to the extent cash is available for such purposes.

At December 31, 2009, the Company recorded a liability of $105,401, representing the payments due to D&P Acquisitions' unitholders under the TRA (see current and non-current portion of "Due to noncontrolling unitholders" on our Consolidated Balance Sheets). This amount includes additional obligations generated from the redemption of 7,050 New Class A Units of D&P Acquisitions in conjunction with the May 2009 and November 2009 Follow-On Offerings. These transactions resulted in an increase in the TRA liability and an associated increase in net deferred tax assets.

During the year ended December 31, 2010, the Company expects to pay $4,303 of the total amount. The basis for determining the current portion of the payments due to D&P Acquisitions' unitholders under the TRA is the expected amount of payments to be made within the next 12 months. The long-term portion of the payments due to D&P Acquisitions' unitholders under the tax receivable agreement is the remainder. Payments are anticipated to be made annually over 15 years, commencing from the date of each event that gives rise to the TRA benefits, beginning with the date of the closing of the IPO on October 3, 2007. The payments are made in accordance with the terms of the TRA. The timing of the payments is subject to certain contingencies including Duff & Phelps Corporation having sufficient taxable income to utilize all of the tax benefits defined in the TRA.

To determine the current amount of the payments due to D&P Acquisitions' unitholders under the tax receivable agreement, the Company estimated the amount of taxable income that Duff & Phelps Corporation has generated over the previous fiscal year. Next, the Company estimated the amount of the specified TRA deductions at year end. This was used as a basis for determining the amount of tax reduction that generates a TRA obligation. In turn, this was used to calculate the estimated payments due under the TRA that the Company expects to pay in the next 12 months. These calculations are performed pursuant to the terms of the TRA.

Obligations pursuant to the Tax Receivable Agreement are obligations of Duff & Phelps Corporation. They do not impact the noncontrolling interest. These obligations are not income tax obligations and have no impact on the tax provision or the allocation of taxes. Furthermore, the TRA has no impact on the allocation of the provision for income taxes to the Company's net income. In general, items of income and expense are allocated on the basis of member's ownership interests pursuant to the Third Amended and Restated Limited Liability Company Agreement of Duff & Phelps Acquisitions, LLC.

During the year ended December 31, 2009, the Company recorded an immaterial adjustment to increase the payments due to D&P Acquisitions' unitholders under the tax receivable agreement by $3,579 with an offsetting credit to additional paid-in-capital. The adjustment resulted from a correction to the calculation of the tax receivable agreement liability in conjunction with the IPO transactions. Although the revision related to the date of the closing of the IPO transactions, it did not have a material impact on the Company's financial position through the date of the adjustment, June 30, 2009, and as of December 31, 2009.

**Acquisitions**

The following table summarizes the Company's acquisitions over the last three years:

| Effective Date | Acquisition | Description |
|---|---|---|
| 8/8/08 | Financial and IP Analysis, Inc. (d/b/a The Lumin Expert Group) | Financial consulting firm that specializes in intellectual property dispute support and expert testimony. |
| 7/31/08 | Kane Reece Associates, Inc. | Valuation, management and technical consulting firm with a focus on the communications, entertainment and media industries. |
| 7/15/08 | World Tax Service US, LLC | Tax advisory firm focused on the delivery of sophisticated international and domestic tax services. |
| 4/11/08 | Dubinsky & Company, P.C. | Washington, D.C. metro based specialty consulting primarily focused on litigation support and forensic services. |
| 10/31/07 | Rash & Associates, L.P. | Nationwide provider of property tax management services. |

The purchase price of each of these acquisitions was immaterial to the Company's consolidated financial statements, both individually and in the aggregate. Each of these acquisitions operates as part of the Financial Advisory segment.

*Chanin Capital Partners LLC*

On October 31, 2006, D&P Acquisitions acquired the limited liability company units of Chanin, an investment bank providing restructuring advisory, merger & acquisition and corporate finance services. We believe the acquisition of Chanin diversified the Company's revenue base and enabled us to expand our service offering to include financial restructuring advice to constituencies in the business reorganization process, including debtors, senior and junior lenders, existing and potential equity investors and other interested parties.

The purchase price totaled $26,249 and consisted of cash, the issuance of units of D&P Acquisitions, earn-out payments and professional fees. This amount includes a final earn-out payment of $5,063 for the annual period ended on October 31, 2009.

*Standard & Poor's Corporate Value Consulting*

On September 30, 2005, D&P Acquisitions acquired substantially all of the assets and assumed certain liabilities of CVC. The total cash purchase price was $118,667. In connection with the acquisition, we extended offers of employment to substantially all of the employees of CVC. The offers of employment to the client service professionals included retention payments of $9,800 paid in November 2005 and $11,400 payable in installments of one third on each of the first three anniversary dates of the transaction through September 30, 2008 under the condition that the individuals are still employed by us at the anniversary date. The final retention payments were made as of September 30, 2008.

**Critical Accounting Policies and Estimates**

Management's discussion and analysis of the Company's financial condition and results of operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the periods presented. Actual results could differ from these estimates. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are deemed to be necessary. Significant estimates made in the accompanying consolidated financial statements include, but are not limited to the following:

- proportional performance under client engagements for the purpose of determining revenue recognition,
- accounts receivable and unbilled services valuation,
- incentive compensation and other accrued benefits,
- useful lives of intangible assets,
- the carrying value of goodwill and intangible assets,
- amounts due to noncontrolling unitholders,
- reserves for estimated tax liabilities,
- contingent liabilities, and
- certain estimates and assumptions used in the calculation of the fair value of equity compensation issued to employees and segment operating income.

Critical accounting policies are those policies that we believe present the most complex or subjective measurements and have the most potential to impact our financial position and operating results. While all decisions regarding accounting policies are important, we believe that the following policies could be considered critical. These critical policies relate to revenue recognition, accounts receivable and allowance for doubtful accounts, goodwill and other intangible assets, acquisition accounting, accounting for equity-based compensation and income taxes.

*Revenue Recognition*

We recognize revenues in accordance with FASB ASC 605, *Revenue Recognition.* Revenue is recognized when persuasive evidence of an arrangement exists, the related services are provided, the price is fixed or determinable and collectability is reasonably assured.

We generate revenues from services provided by our Financial Advisory, Corporate Finance Consulting and Investment Banking segments. We typically enter into these engagements on a time-and-materials basis, a fixed-fee basis or a contingent fee basis.

Revenues from time-and-materials engagements are recognized as the hours are incurred by our client service professionals.

Revenues from fixed-fee engagements are recognized as the services are provided under a proportional performance method. Revenues for engagements under a proportional performance method are recognized based on estimates of work completed versus the total services to be provided under the engagement. Revenue recognition is affected by a number of factors that change the estimated amount of work required to complete the project such as changes in scope, the staffing on the engagement and the level of client participation. Losses, if any, on fixed-fee engagements are recognized in the period in which the loss first becomes probable and reasonably estimable. To date, such losses have not been significant. Historically, if an engagement terminates prior to completion, we have typically recovered the costs incurred related to the services provided. Periodic engagement reviews require us to make judgments and estimates regarding the overall profitability and stage of project completion, which, in turn, impact the revenue recognition in the current period.

In the absence of clear and reliable output measures, we believe that our method of recognizing service revenues, for contracts with fixed fees, based on hours of service provided represents an appropriate surrogate for output measures. We determined that an input-based approach was most appropriate because the input measures are deemed to be a reasonable substitute for output measures based on the performance of our obligations to the customer, and due to the fact that an input-based approach would not vary significantly from an output measure approach. We believe this methodology provides a reliable measure of the revenue from the advisory services we provide to our customers under fixed-fee engagements given the nature of the consulting services we provide and the following additional considerations:

- We are a specialty consulting firm.
- Our engagements do not typically have specific interim deliverables or milestones.
- The customer receives the benefit of our services throughout the contract term.
- The customer is obligated to pay for services rendered even if a final deliverable is not produced, typically based on the proportional hours performed to date.
- We do not incur setup costs.
- We expense contract fulfillment costs, which are primarily compensation costs, as incurred.

We recognize revenue over the period that the services are provided in proportion to the delivery of services as measured by billable hours as this reflects the pattern in which obligations to the customer are filled and by which the customer receives the benefit of the service. Revenue is not recognized on a straight-line basis or upon completion as this is not reflective of the manner in which services are provided.

We have engagements for which the revenues are contingent on successful completion of the project. Any contingent revenue on these contracts is not recognized until the contingency is resolved and payment is reasonably assured. Retainer fees under these arrangements are deferred and recognized ratably over the period in which the related service is rendered. Revenues from restructuring advisory engagements that are performed with respect to cases in bankruptcy court are typically recognized in the month in which the services are performed unless there are objections and/or holdbacks mandated by court instructions. Costs related to these engagements are expensed as incurred.

We also have contracts with clients to deliver multiple services that are covered under specific engagement letters. These contracts specifically identify the services to be provided with the corresponding deliverable. All engagement letters are reviewed by management and signed by both the client and the Company prior to revenue being recorded. During the review process, management ascertains which services are being provided for within the contract and sets up the appropriate coding and accrual rates within the financial system for each element. For engagements that have multiple elements, a separate task will be set up for each element to enable more accurate tracking and variance analysis.

The fair value for each service is determined based on the prices charged when each element is sold separately. Revenues are recognized in accordance with our accounting policies for the elements as described further above. The elements qualify for separation when the services have value on a stand-alone basis and fair value of the separate element exists. While determining fair value and identifying separate elements requires judgment, generally fair value and the separate elements are readily identifiable as we also sell those elements individually outside of a multiple services engagement.

Differences between the timing of billings and the recognition of revenue are recognized as either unbilled services or deferred revenue in the accompanying consolidated balance sheets. Revenues recognized for services performed but not yet billed to clients have been recorded as unbilled services. Client prepayments and retainers are classified as deferred revenue and recognized as earned or ratably over the service period.

*Accounts Receivable and Allowance for Doubtful Accounts*

Accounts receivable are recorded at face amounts less an allowance for doubtful accounts. On a periodic basis, we evaluate our accounts receivable and establish the allowance for doubtful accounts by calculating and recording a specified percentage of the individual open receivable balances. Specific allowances are also recorded based on historical experience, analysis of past due accounts, client creditworthiness and other current available information. However, our actual experience may vary from our estimates. If the financial condition of our clients were to deteriorate, resulting in their inability or unwillingness to pay our fees, we may need to record additional allowances or write-offs in future periods. This risk is mitigated to the extent that we may receive retainers from some of our clients prior to performing significant services.

The provision for doubtful accounts is recorded as a reduction in revenue to the extent the provision relates to fee adjustments and other discretionary pricing adjustments. To the extent the provision relates to a client's inability to make required payments on accounts receivables, the provision is recorded in operating expenses.

Historically, our actual losses and credits have been consistent with these allowances. As a percentage of gross accounts receivable, our accounts receivable allowances totaled 3.0% at December 31, 2009 and December 31, 2008. As of December 31, 2009, a one-percentage point deviation in uncollectible accounts receivable would have resulted in an increase or decrease in the allowance and bad debt expense or revenue adjustment of $568.

*Goodwill and Other Intangible Assets*

Goodwill represents the excess of purchase price and related acquisition costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Under the provisions of FASB ASC 350, *Intangibles–Goodwill and Other*, goodwill is required to be tested for impairment on an annual basis and between annual tests whenever indications of impairment exist such as loss of key personnel, unanticipated competition or other unforeseen developments. Impairment exists when the carrying amount of goodwill exceeds its implied fair value, resulting in an impairment charge for this excess. An impairment test involves considerable management judgment and estimates regarding future operating results and cash flows. Pursuant to our policy, we performed the annual goodwill assessment as of October 1, 2009 and determined that no impairment of goodwill existed as of that date. We have considered the overall economic environment and other factors related to potential impairment subsequent to October 1, 2009 through the date hereof and concluded that no indications of impairment have arisen.

Other intangible assets include trade names, customer relationships, contract backlog, and non-competition agreements. We use valuation techniques in estimating the initial fair value of acquired intangible assets. These valuations are primarily based on the present value of the estimated net cash flows expected to be derived from the client contracts and relationships, discounted for assumptions about future customer attrition. We evaluate our intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In the event that higher or earlier-than-expected customer attrition occurs, it may result in higher future amortization charges or an impairment charge for customer-related intangible assets.

*Acquisition Accounting*

For business combinations for which the acquisition date is on or *before* January 1, 2009, we utilized the purchase method of accounting in accordance with FASB Statement No. 141, *Business Combinations* ("SFAS 141"). For business combinations for which the acquisition date is on or *after* January 1, 2009, we utilize the purchase method of accounting in accordance with FASB ASC 805, *Business Combinations*. These standards require that the total cost of an acquisition be allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values at the date of acquisition. The allocation of the purchase price is dependent upon certain valuations and other studies. FASB ASC 805 introduced significant changes in the accounting for and reporting of business acquisitions, including changes in the accounting for contingent consideration.

*Accounting for Equity-Based Compensation*

We account for equity-based compensation in accordance with FASB ASC 718, *Compensation–Stock Compensation*. Equity-based compensation expense is based on fair value at the date of grant and the pre-vesting forfeiture rate. It is recognized over the requisite service period using the accelerated method of amortization as described in FASB ASC 718 for grants with graded vesting or using the straight-line method for grants with cliff vesting. The fair value of the awards is determined from periodic valuations using key assumptions for implied asset volatility, expected dividends, risk free rate and the expected term of the awards. If factors change and we employ different assumptions in the application of FASB ASC 718 in future periods or if there is a material change in the fair value of the Company, the compensation expense that we record may differ significantly from what we have recorded in the current period.

Forfeitures are estimated at the time an award is granted and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Pre-vesting forfeitures were estimated to be between 3% and 21% as of December 31, 2009 based on historical experience and future expectations. A one-percentage point deviation in the estimated forfeiture rates would have resulted in a $1,090 increase or decrease in compensation expense related to equity-based compensation expense for the year ended December 31, 2009.

*Income Taxes*

We have recorded net deferred tax assets as we expect to realize future tax benefits related to the utilization of certain of these assets. If we determine in the future that we will not be able to fully utilize all or part of these deferred tax assets, we would record a valuation allowance and record it as a charge to income in the period the determination was made. While utilization of these deferred tax assets will provide future cash flow benefits, they will not have an effect on future income tax expense.

As a result of the Company's acquisition of New Class A Units of D&P Acquisitions as described above, the Company expects to benefit from depreciation and other tax deductions reflecting D&P Acquisitions' tax basis for its assets. Those deductions will be allocated to the Company and will be taken into account in reporting the Company's taxable income. Further, as a result of a federal income tax election made by D&P Acquisitions applicable to a portion of the Company's acquisition of D&P Acquisitions' New Class A Units, the income tax basis of the assets of D&P Acquisitions underlying a portion of the units the Company has acquired have been adjusted based upon the amount that the Company has paid for that portion of its D&P Acquisitions' New Class A Units. The Company has entered into an agreement with the selling unitholders of D&P Acquisitions that will provide for the additional payment by the Company to the selling unitholders of D&P Acquisitions of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that the Company realizes (i) from the tax basis in its proportionate share of D&P Acquisitions' goodwill and similar intangible assets that the Company receives as a result of the exchanges and (ii) from the federal income tax election referred to above. As result of these transactions, the Company's tax basis in its share of D&P Acquisitions' assets will be higher than the book basis of these same assets.

The Company accounts for uncertainties in income tax positions in accordance with FASB ASC 740, *Income Taxes*. FASB ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

## Results of Operations

***Year Ended December 31, 2009 versus Year Ended December 31, 2008***

The results of operations are summarized as follows:

**Results of Operations**

| | Year Ended December 31, 2009 | Year Ended December 31, 2008 | Unit Change | Percent Change |
|---|---|---|---|---|
| Revenues | $ 370,903 | $ 381,476 | $ (10,573) | (2.8)% |
| Reimbursable expenses | 11,083 | 10,546 | 537 | 5.1 % |
| Total revenues | 381,986 | 392,022 | (10,036) | (2.6)% |
| Direct client service costs | | | | |
| Compensation and benefits[1] | 210,302 | 216,137 | (5,835) | (2.7)% |
| Other direct client service costs | 7,232 | 8,224 | (992) | (12.1)% |
| Acquisition retention expenses | - | 793 | (793) | (100.0)% |
| Reimbursable expenses | 11,158 | 10,623 | 535 | 5.0 % |
| | 228,692 | 235,777 | (7,085) | (3.0)% |
| Operating expenses | | | | |
| Selling, general and administrative[2] | 99,162 | 108,312 | (9,150) | (8.4)% |
| Depreciation and amortization | 10,244 | 9,816 | 428 | 4.4 % |
| | 109,406 | 118,128 | (8,722) | (7.4)% |
| Operating income | 43,888 | 38,117 | 5,771 | 15.1 % |
| Other expense/(income) | | | | |
| Interest income | (53) | (668) | 615 | (92.1)% |
| Interest expense | 1,131 | 3,475 | (2,344) | (67.5)% |
| Loss on early extinguishment of debt | 1,737 | - | 1,737 | N/A |
| Other expense | 141 | 398 | (257) | (64.6)% |
| | 2,956 | 3,205 | (249) | (7.8)% |
| Income before income taxes | 40,932 | 34,912 | 6,020 | 17.2 % |
| Provision for income taxes | 12,264 | 10,619 | 1,645 | 15.5 % |
| Net income | 28,668 | 24,293 | 4,375 | 18.0 % |
| Less: Net income attributable to noncontrolling interest | 17,100 | 19,068 | (1,968) | (10.3)% |
| Net income attributable to Duff & Phelps Corporation | $ 11,568 | $ 5,225 | $ 6,343 | 121.4% |
| **Other financial and operating data** | | | | |
| Adjusted EBITDA[3] | $ 66,569 | $ 73,632 | $ (7,063) | (9.6)% |
| Adjusted EBITDA[3] as a percentage of revenues | 17.9% | 19.3% | -1.4% | (7.0)% |
| End of period managing directors | 163 | 168 | (5) | (3.0)% |
| End of period client service professionals | 878 | 975 | (97) | (9.9)% |

---

(1) Compensation and benefits include $16,432 and $20,537 of equity-based compensation expense for the year ended December 31, 2009 and 2008, respectively.

(2) Selling, general and administrative expenses include $7,223 and $10,803 of equity-based compensation expense for the year ended December 31, 2009 and 2008, respectively.

(3) Adjusted EBITDA is a non-GAAP financial measure and is calculated as follows:

**Reconciliation of Adjusted EBITDA**

| | Year Ended December 31, 2009 | Year Ended December 31, 2008 |
|---|---|---|
| Revenues (excluding client reimbursables) | $ 370,903 | $ 381,476 |
| Net income attributable to Duff & Phelps Corporation | $ 11,568 | $ 5,225 |
| Net income attributable to noncontrolling interest | 17,100 | 19,068 |
| Provision for income taxes | 12,264 | 10,619 |
| Other expense/(income), net | 2,956 | 3,205 |
| Depreciation and amortization | 10,244 | 9,816 |
| Acquisition retention expenses | - | 793 |
| Equity-based compensation associated with Legacy Units and IPO Options | 12,437 | 24,906 |
| Adjusted EBITDA | $ 66,569 | $ 73,632 |
| Adjusted EBITDA as a percentage of revenues | 17.9% | 19.3% |

Adjusted EBITDA is a non-GAAP financial measure. We believe that Adjusted EBITDA provides a relevant and useful alternative measure of our ongoing profitability and performance, when viewed in conjunction with GAAP measures, as it adjusts net income or loss for (a) interest expense and depreciation and amortization (a significant portion of which relates to debt and capital investments that have been incurred as the result of acquisitions and investments in stand-alone infrastructure which we do not expect to incur at the same levels in the future), (b) equity-based compensation associated with the Legacy Units of D&P Acquisitions, a significant portion of which is due to certain one-time grants associated with Predecessor acquisitions, and options to purchase shares of the Company's Class A common stock granted in connection with the IPO ("IPO Options"), (c) acquisition retention expenses and other merger and acquisition costs, which are generally non-recurring in nature or are related to deferred payments associated with prior acquisitions and (d) net income or loss attributable to the noncontrolling interest.

Given the level of acquisition activity during the Predecessor period, and related capital investments and one time equity grants associated with acquisitions during the Predecessor period (which we do not expect to incur at the same levels in Successor periods) and the IPO, and our belief that, as a professional services organization, our operations are not capital intensive on an ongoing basis, we believe the Adjusted EBITDA measure, in addition to GAAP financial measures, provides a relevant and useful benchmark for investors, in order to assess our financial performance and comparability to other companies in our industry. The Adjusted EBITDA measure is utilized by our senior management to evaluate our overall performance and operating expense characteristics and to compare our performance to that of certain of our competitors. A measure similar to Adjusted EBITDA is the principal measure that determines the compensation of our senior management team. In addition, a measure similar to Adjusted EBITDA is a key measure that determines compliance with certain financial covenants under our credit facility. Management compensates for the inherent limitations associated with using the Adjusted EBITDA measure through disclosure of such limitations, presentation of our financial statements in accordance with GAAP and reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure, net income or loss. Furthermore, management also reviews GAAP measures, and evaluates individual measures that are not included in Adjusted EBITDA such as our level of capital expenditures, equity issuance and interest expense, among other measures.

Adjusted EBITDA, as defined by the Company, consists of net income or loss before (a) interest income and expense, (b) provision for income taxes, (c) other expense, net, (d) depreciation and amortization, (e) acquisition retention expenses, (f) equity-based compensation associated with Legacy Units and IPO Options included in compensation and benefits, (g) equity-based compensation associated with Legacy Units and IPO Options included in selling, general and administrative expenses, (h) merger and acquisition costs and (i) net income or loss attributable to the noncontrolling interest.

This non-GAAP financial measure is not prepared in accordance with, and should not be considered an alternative to, measurements required by GAAP, such as operating income, net income or loss, net income or loss per share, cash flow from continuing operating activities or any other measure of performance or liquidity derived in accordance with GAAP. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measures. In addition, it should be noted that companies calculate Adjusted EBITDA differently and, therefore, Adjusted EBITDA as presented for us may not be comparable to Adjusted EBITDA reported by other companies.

**Overview**

During 2009, the economic environment presented us with opportunities and challenges. Our service offerings that generally correlate to the volume of M&A transactions experienced reduced demand, while growth in other services partially offset this decline with opportunities arising from counter-cyclical and non-cyclical services. We believe our counter-cyclical services generally include restructuring, dispute and legal, and goodwill impairment testing. We believe our non-cyclical services generally include portfolio valuation, financial engineering and tax. We believe that revenue and earnings for the year demonstrate the resiliency of our balanced portfolio of services and diversified client base, whose demand for complex financial advisory and valuation services continues.

**Revenues**

Revenues excluding reimbursable expenses decreased $10,573 or 2.8% to $370,903, compared to $381,476 for the year ended December 31, 2008. The decrease in revenues primarily resulted from a 7.7% decrease in revenues from our Financial Advisory segment. These decreases were partially offset by an 11.4% increase in revenues from our Corporate Finance Consulting segment and a 3.5% increase in revenues from our Investment Banking segment, as summarized in the following table:

| | Year Ended December 31, 2009 | Year Ended December 31, 2008 | Dollar Change | Percent Change |
|---|---|---|---|---|
| **Financial Advisory** | | | | |
| Valuation Advisory[1] | $ 138,510 | $ 178,799 | $ (40,289) | -22.5% |
| Tax Services[2] | 47,902 | 44,965 | 2,937 | 6.5% |
| Dispute & Legal Management Consulting[3] | 47,220 | 29,405 | 17,815 | 60.6% |
| | 233,632 | 253,169 | (19,537) | -7.7% |
| **Corporate Finance Consulting** | | | | |
| Portfolio Valuation | 22,153 | 15,224 | 6,929 | 45.5% |
| Financial Engineering | 19,171 | 14,495 | 4,676 | 32.3% |
| Strategic Value Advisory | 13,450 | 12,009 | 1,441 | 12.0% |
| Due Diligence | 8,182 | 14,766 | (6,584) | -44.6% |
| | 62,956 | 56,494 | 6,462 | 11.4% |
| **Investment Banking** | | | | |
| Global Restructuring Advisory | 37,394 | 17,653 | 19,741 | 111.8% |
| Transaction Opinions | 21,076 | 36,185 | (15,109) | -41.8% |
| M&A Advisory | 15,845 | 17,975 | (2,130) | -11.8% |
| | 74,315 | 71,813 | 2,502 | 3.5% |
| **Total Revenues (excluding reimbursables)** | $ 370,903 | $ 381,476 | $ (10,573) | -2.8% |

(1) Valuation advisory includes the results of the Kane Reece acquisition effective July 31, 2008.
(2) Tax services include the results of Rash effective October 31, 2007 and WTS effective July 15, 2008.
(3) Dispute & legal management consulting includes the acquisitions of Dubinsky effective April 11, 2008 and Lumin effective August 8, 2008.

Services within each of our segments were impacted by the general economic environment which led to a substantially lower volume of M&A and real estate transactions and a corresponding decline in revenues from services associated with our valuation advisory, transaction opinions, due diligence and to a lesser extent our M&A Advisory business units. These decreases were partially offset primarily by increases in revenues from counter-cyclical and non-cyclical services provided by global restructuring advisory, dispute and legal management consulting, portfolio valuation and financial engineering.

Our client service headcount decreased to 878 client service professionals at December 31, 2009, compared to 975 client service professionals at December 31, 2008. This decrease resulted from targeted reductions and attrition across all segments, partially offset by limited hiring of professionals in areas which we have targeted for investment, such as strengthening our global investment banking segment by hiring a new M&A leader and additional investment banking managing directors.

**Direct Client Service Costs**

Direct client service costs decreased $7,085 or 3.0% to $228,692 for the year ended December 31, 2009, compared to $235,777 for the year ended December 31, 2008. Direct client service costs include compensation and benefits and other direct client service costs. Other direct client service costs include fees payable to contractors and other expenses related to engagements. The following table adjusts direct client service costs for equity-based compensation associated with Legacy Units and IPO Options, acquisition retention expenses and reimbursable expenses.

**Direct Client Service Costs**

| | Year Ended December 31, 2009 | Year Ended December 31, 2008 |
|---|---|---|
| Revenues (excluding reimbursables) | $ 370,903 | $ 381,476 |
| | | |
| Total direct client service costs | $ 228,692 | $ 235,777 |
| Less: equity-based compensation associated with Legacy Units and IPO Options | (8,736) | (17,442) |
| Less: acquisition retention expenses | - | (793) |
| Less: reimbursable expenses | (11,158) | (10,623) |
| Direct client service costs, as adjusted | $ 208,798 | $ 206,919 |
| | | |
| Direct client service costs, as adjusted, as a percentage of revenues | 56.3% | 54.2% |

Direct client service costs, as adjusted, increased between periods primarily as a result of an increase in expense from incremental grants of Ongoing RSAs and higher salary costs. These increases were partially offset by lower accrued and other compensation primarily as a result of the decline in revenues between periods and a reduction of recruiting activity in the current year. Salary costs were higher as a result of an increase in average client service managing directors between periods and annual salary increases to existing client service employees.

Equity-based compensation decreased between periods primarily as a result of the accelerated attribution of expense on awards with graded-tranche vesting in prior periods for Legacy Units and IPO Options, partially offset by changes in estimates of forfeiture rates and an increase in expense from grants of Ongoing RSAs. Expenses related to retention payments associated with the acquisition of the CVC business in 2005 decreased as a result of the completion of the payments in 2008.

### Operating Expenses

Operating expenses decreased $8,722 or 7.4% to $109,406 for the year ended December 31, 2009, compared to $118,128 for the year ended December 31, 2008. The following table adjusts operating expenses for depreciation and amortization and equity-based compensation associated with Legacy Units and IPO Options. Operating expenses, as adjusted, as a percentage of revenues decreased between periods as the result of a concerted effort to reduce expenses due to the decline in revenues between periods.

**Operating Expenses**

| | Year Ended December 31, 2009 | Year Ended December 31, 2008 |
|---|---|---|
| Revenues (excluding reimbursables) | $ 370,903 | $ 381,476 |
| Total operating expenses | $ 109,406 | $ 118,128 |
| Less: equity-based compensation associated with Legacy Units and IPO Options | (3,701) | (7,464) |
| Less: depreciation and amortization | (10,244) | (9,816) |
| Operating expenses, as adjusted | $ 95,461 | $ 100,848 |
| Operating expenses, as adjusted, as a percentage of revenues | 25.7% | 26.4% |

The decrease in operating expenses, as adjusted, resulted from lower professional and practice development expenses, lower recruiting costs from a decline in hiring activity and lower accrued compensation primarily as a result of the decline in revenues between periods, partially offset by higher professional fees, administrative salaries and other general expenses.

Equity-based compensation decreased between periods primarily as a result of the accelerated attribution of expense on awards with graded-tranche vesting in prior periods for Legacy Units and IPO Options, partially offset by changes in estimates of forfeiture rates and an increase in expense from incremental grants of Ongoing RSAs.

### Other Income and Expenses

Other income and expenses include interest income, interest expense and other expense. Interest expense decreased primarily as a result of repayment and termination of our former credit facility with General Electric Capital Corporation ("GE Capital"). The termination of our former credit facility resulted in a $1,737 early extinguishment charge of which $1,674 was non-cash in the year ended December 31, 2009.

### Provision for Income Taxes

The provision for income taxes was $12,264 or 30.0% of income before income taxes for the year ended December 31, 2009, compared to $10,619 or 30.4% of income before income taxes for the year ended December 31, 2008. The U.S. statutory income tax rate of 35% was decreased to the effective tax rate due to the fact that D&P Acquisitions, LLC and many of its subsidiaries operate as limited liability companies or other flow-through entities which are not subject to federal income tax. This operating structure results in a rate benefit because a portion of the Company's earnings are not subject to corporate level taxes. This favorable impact is partially offset by an increase due to state and local taxes, the effect of permanent differences and foreign taxes.

### Net Income Attributable to the Noncontrolling Interest

Net income attributable to the noncontrolling interest represents the portion of net income or loss before income taxes attributable to the ownership interest in D&P Acquisitions held by the existing unitholders to the extent the book value of their interest in D&P Acquisitions is greater than zero. This interest totaled 32.2% and 58.7% at December 31, 2009 and 2008, respectively.

*Segment Results – Year ended December 31, 2009 versus year ended December 31, 2008*

The following table sets forth selected segment operating results:

**Results of Operations by Segment**

| | Year Ended December 31, 2009 | Year Ended December 31, 2008 | Unit Change | Percent Change |
|---|---|---|---|---|
| **Financial Advisory** | | | | |
| Revenues (excluding reimbursables) | $ 233,632 | $ 253,169 | $ (19,537) | -7.7% |
| Segment operating income | $ 37,557 | $ 42,816 | $ (5,259) | -12.3% |
| Segment operating income margin | 16.1% | 16.9% | -0.8% | -4.9% |
| **Corporate Finance Consulting** | | | | |
| Revenues (excluding reimbursables) | $ 62,956 | $ 56,494 | $ 6,462 | 11.4% |
| Segment operating income | $ 13,854 | $ 13,220 | $ 634 | 4.8% |
| Segment operating income margin | 22.0% | 23.4% | -1.4% | -6.0% |
| **Investment Banking** | | | | |
| Revenues (excluding reimbursables) | $ 74,315 | $ 71,813 | $ 2,502 | 3.5% |
| Segment operating income | $ 15,233 | $ 17,673 | $ (2,440) | -13.8% |
| Segment operating income margin | 20.5% | 24.6% | -4.1% | -16.7% |
| **Total** | | | | |
| Revenues (excluding reimbursables) | $ 370,903 | $ 381,476 | | |
| Segment operating income | $ 66,644 | $ 73,709 | | |
| Net client reimbursable expenses | (75) | (77) | | |
| Equity-based compensation from Legacy Units and IPO Options | (12,437) | (24,906) | | |
| Depreciation and amortization | (10,244) | (9,816) | | |
| Acquisition retention expenses | - | (793) | | |
| Operating income | $ 43,888 | $ 38,117 | | |

| | Year Ended December 31, 2009 | Year Ended December 31, 2008 | Unit Change | Percent Change |
|---|---|---|---|---|
| **Average Client Service Professionals** | | | | |
| Financial Advisory | 657 | 688 | (31) | -4.5% |
| Corporate Finance Consulting | 132 | 127 | 5 | 3.9% |
| Investment Banking | 133 | 119 | 14 | 11.8% |
| Total | 922 | 934 | (12) | -1.3% |
| **End of Period Client Service Professionals** | | | | |
| Financial Advisory | 618 | 710 | (92) | -13.0% |
| Corporate Finance Consulting | 129 | 131 | (2) | -1.5% |
| Investment Banking | 131 | 134 | (3) | -2.2% |
| Total | 878 | 975 | (97) | -9.9% |
| **Revenue per Client Service Professional** | | | | |
| Financial Advisory | $ 356 | $ 368 | $ (12) | -3.3% |
| Corporate Finance Consulting | $ 477 | $ 445 | $ 32 | 7.2% |
| Investment Banking | $ 559 | $ 603 | $ (44) | -7.3% |
| Total | $ 402 | $ 408 | $ (6) | -1.5% |

## Results of Operations by Segment – Continued

| | Year Ended December 31, 2009 | Year Ended December 31, 2008 | Unit Change | Percent Change |
|---|---|---|---|---|
| **Utilization**[1] | | | | |
| Financial Advisory | 65.7% | 64.2% | 1.5% | 2.3% |
| Corporate Finance Consulting | 64.0% | 57.8% | 6.2% | 10.7% |
| **Rate-Per-Hour**[2] | | | | |
| Financial Advisory | $ 321 | $ 333 | $ (12) | -3.6% |
| Corporate Finance Consulting | $ 401 | $ 397 | $ 4 | 1.0% |

| | Year Ended December 31, 2009 | Year Ended December 31, 2008 | Unit Change | Percent Change |
|---|---|---|---|---|
| **Revenues (excluding reimbursables)** | | | | |
| Financial Advisory | $ 233,632 | $ 253,169 | $ (19,537) | -7.7% |
| Corporate Finance Consulting | 62,956 | 56,494 | 6,462 | 11.4% |
| Investment Banking | 74,315 | 71,813 | 2,502 | 3.5% |
| Total | $ 370,903 | $ 381,476 | $ (10,573) | -2.8% |
| **Average Number of Managing Directors** | | | | |
| Financial Advisory | 97 | 96 | 1 | 1.0% |
| Corporate Finance Consulting | 30 | 25 | 5 | 20.0% |
| Investment Banking | 39 | 32 | 7 | 21.9% |
| Total | 166 | 153 | 13 | 8.5% |
| **End of Period Managing Directors** | | | | |
| Financial Advisory | 93 | 105 | (12) | -11.4% |
| Corporate Finance Consulting | 30 | 28 | 2 | 7.1% |
| Investment Banking | 40 | 35 | 5 | 14.3% |
| Total | 163 | 168 | (5) | -3.0% |
| **Revenue per Managing Director** | | | | |
| Financial Advisory | $ 2,409 | $ 2,637 | $ (228) | -8.6% |
| Corporate Finance Consulting | $ 2,099 | $ 2,260 | $ (161) | -7.1% |
| Investment Banking | $ 1,906 | $ 2,244 | $ (338) | -15.1% |
| Total | $ 2,234 | $ 2,493 | $ (259) | -10.4% |

(1) The utilization rate for any given period is calculated by dividing the number of hours incurred by client service professionals who worked on client assignments (including internal projects for the Company) during the period by the total available working hours for all of such client service professionals during the same period, assuming a 40 hour work week, less paid holidays and vacation days. Financial Advisory utilization excludes approximately 60 client service professionals associated with Rash & Associates, L.P. ("Rash"), a wholly-owned subsidiary, due to the nature of the work performed.

(2) Average billing rate-per-hour is calculated by dividing applicable revenues for the period by the number of hours worked on client assignments (including internal projects for the Company) during the same period. Financial Advisory revenues used to calculate rate-per-hour exclude approximately $9,311 and $9,338 of revenues associated with Rash in the year ended December 31, 2009 and 2008, respectively.

Revenues and expenses attributable to reportable segments are generally based on which segment and product line a client service professional is a dedicated member. As a result, revenues recognized that relate to the cross utilization of client service professionals across reportable segments occur each period. In the year ended December 31, 2009 and 2008, the Financial Advisory segment (primarily valuation advisory services) recognized revenues of $11,533 and $16,553 from the cross utilization of its client service professionals on engagements from the Corporate Finance Consulting segment (primarily portfolio valuation services), respectively.

**Financial Advisory**

*Revenues*

Revenues from the Financial Advisory segment decreased $19,537 or 7.7% to $233,632 for the year ended December 31, 2009, compared to $253,169 for the year ended December 31, 2008. The decline in revenues resulted from a decrease in services provided by our valuation advisory business, partially offset by continued growth in revenues from our dispute and legal management consulting and tax services businesses, as summarized in the following table:

| | Year Ended December 31, 2009 | Year Ended December 31, 2008 | Dollar Change | Percent Change |
|---|---|---|---|---|
| **Financial Advisory** | | | | |
| Valuation Advisory[1] | $ 138,510 | $ 178,799 | $ (40,289) | -22.5% |
| Tax Services[2] | 47,902 | 44,965 | 2,937 | 6.5% |
| Dispute & Legal Management Consulting[3] | 47,220 | 29,405 | 17,815 | 60.6% |
| | $ 233,632 | $ 253,169 | $ (19,537) | -7.7% |

(1) Valuation advisory includes the results of the Kane Reece acquisition effective July 31, 2008.
(2) Tax services include the results of Rash effective October 31, 2007 and WTS effective July 15, 2008.
(3) Dispute and legal management consulting includes the acquisitions of Dubinsky effective April 11, 2008 and Lumin effective August 8, 2008.

The decrease in revenues from our valuation advisory business primarily resulted from reduced demand for services correlated to the volume of M&A transactions, including real estate valuations and purchase price allocations. These decreases were partially offset by increases in revenues from goodwill impairment testing. The increase in revenues from our dispute and legal management consulting business primarily resulted from an engagement to serve as a financial advisor to the court appointed examiner of a large financial services company under bankruptcy protection and incremental revenues from our acquisitions of Lumin and Dubinsky. We expect the engagement for the court appointed examiner to wind down during the first quarter of 2010 with any remaining court mandated holdback revenue to be recognized thereafter, as and if approved by the bankruptcy court. The increase in revenues from tax services primarily resulted from continued growth in property tax services.

*Segment Operating Income*

Financial Advisory segment operating income decreased $5,259 or 12.3% to $37,557 for the year ended December 31, 2009, compared to $42,816 for the year ended December 31, 2008. Segment operating income margin, defined as segment operating income expressed as a percentage of segment revenues, was 16.1% for the year ended December 31, 2009, compared to 16.9% for the year ended December 31, 2008. The decrease in segment operating margin primarily resulted from the decrease in revenues and a corresponding increase in direct client service costs as a percentage of revenues.

### Corporate Finance Consulting

*Revenues*

Revenues from the Corporate Finance Consulting segment increased $6,462 or 11.4% to $62,956 for the year ended December 31, 2009, compared to $56,494 for the year ended December 31, 2008. Growth was primarily driven by demand for services related to portfolio valuation, financial engineering and strategic value advisory, partially offset by a decrease in revenues from due diligence, as summarized in the following table:

| | Year Ended December 31, 2009 | Year Ended December 31, 2008 | Dollar Change | Percent Change |
|---|---|---|---|---|
| **Corporate Finance Consulting** | | | | |
| Portfolio Valuation | $ 22,153 | $ 15,224 | $ 6,929 | 45.5% |
| Financial Engineering | 19,171 | 14,495 | 4,676 | 32.3% |
| Strategic Value Advisory | 13,450 | 12,009 | 1,441 | 12.0% |
| Due Diligence | 8,182 | 14,766 | (6,584) | -44.6% |
| | $ 62,956 | $ 56,494 | $ 6,462 | 11.4% |

Portfolio valuation, financial engineering and strategic value advisory benefited from increased demand from existing clients as well as the addition of new clients. Financial engineering also benefited from engagements sourced from portfolio valuation as well as the Financial Advisory segment, including the engagement to serve as a financial advisor to the court appointed examiner of a large financial services company under bankruptcy protection. The decrease in revenues from due diligence resulted from a lower volume of M&A transactions.

*Segment Operating Income*

Operating income from the Corporate Finance Consulting segment increased $634 or 4.8% to $13,854 for the year ended December 31, 2009, compared to $13,220 for the year ended December 31, 2008. Segment operating income margin was 22.0% for the year ended December 31, 2009, compared to 23.4% for the year ended December 31, 2008. Improvements in segment operating income primarily resulted from the increase in revenues. The decrease in segment operating margin primarily resulted from an increase in direct client service costs as a percentage of revenues.

### Investment Banking

*Revenues*

Revenues from the Investment Banking segment increased $2,502 or 3.5% to $74,315 for the year ended December 31, 2009, compared to $71,813 for the year ended December 31, 2008, as summarized in the following table:

| | Year Ended December 31, 2009 | Year Ended December 31, 2008 | Dollar Change | Percent Change |
|---|---|---|---|---|
| **Investment Banking** | | | | |
| Global Restructuring Advisory | $ 37,394 | $ 17,653 | $ 19,741 | 111.8% |
| Transaction Opinions | 21,076 | 36,185 | (15,109) | -41.8% |
| M&A Advisory | 15,845 | 17,975 | (2,130) | -11.8% |
| | $ 74,315 | $ 71,813 | $ 2,502 | 3.5% |

Global restructuring advisory benefited from an increase in demand for our domestic and international restructuring services. Revenues from transaction opinions and to a lesser extent M&A Advisory decreased as a result of the current economic landscape and a lower volume of M&A transactions. In particular, our transaction opinions business experienced a lower volume and value of engagements in the current year.

*Segment Operating Income*

Operating income from the Investment Banking segment decreased $2,440 or 13.8% to $15,233 for the year ended December 31, 2009, compared to $17,673 for the year ended December 31, 2008. Operating income margin was 20.5% for the year ended December 31, 2009, compared to 24.6% for the year ended December 31, 2008. The decrease in segment operating income and margin primarily resulted from higher compensation expense which resulted in part from the hiring of additional managing directors to enhance our position in the marketplace.

***Year Ended December 31, 2008 versus Year Ended December 31, 2007***

The results of operations are summarized as follows:

**Results of Operations**

| | Successor Year Ended December 31, 2008 | (a) + (b) Aggregated[1] Year Ended December 31, 2007 | (a) Successor October 4 to December 31, 2007 | (b) Predecessor January 1 to October 3, 2007 | Year Over Year Unit Change | Year Over Year Percent Change |
|---|---|---|---|---|---|---|
| Revenues | $ 381,476 | $ 341,158 | $ 87,883 | $ 253,275 | $ 40,318 | 11.8% |
| Reimbursable expenses | 10,546 | 12,770 | 2,824 | 9,946 | (2,224) | -17.4% |
| Total revenues | 392,022 | 353,928 | 90,707 | 263,221 | 38,094 | 10.8% |
| Direct client service costs | | | | | | |
| Compensation and benefits[2] | 216,137 | 229,889 | 71,141 | 158,748 | (13,752) | -6.0% |
| Other direct client service costs | 8,224 | 3,747 | 1,440 | 2,307 | 4,477 | 119.5% |
| Acquisition retention expenses | 793 | 2,252 | 217 | 2,035 | (1,459) | -64.8% |
| Reimbursable expenses | 10,623 | 12,665 | 2,586 | 10,079 | (2,042) | -16.1% |
| | 235,777 | 248,553 | 75,384 | 173,169 | (12,776) | -5.1% |
| Operating expenses | | | | | | |
| Selling, general and administrative[3] | 108,312 | 96,254 | 25,308 | 70,946 | 12,058 | 12.5% |
| Depreciation and amortization | 9,816 | 9,138 | 2,384 | 6,754 | 678 | 7.4% |
| | 118,128 | 105,392 | 27,692 | 77,700 | 12,736 | 12.1% |
| Operating income/(loss) | 38,117 | (17) | (12,369) | 12,352 | 38,134 | -224317.6% |
| Other expense/(income) | | | | | | |
| Interest income | (668) | (2,069) | (763) | (1,306) | 1,401 | -67.7% |
| Interest expense | 3,475 | 6,920 | 1,426 | 5,494 | (3,445) | -49.8% |
| Other expense/(income) | 398 | 584 | 369 | 215 | (186) | -31.8% |
| | 3,205 | 5,435 | 1,032 | 4,403 | (2,230) | -41.0% |
| Income/(loss) before income taxes | 34,912 | (5,452) | (13,401) | 7,949 | 40,364 | -740.4% |
| Provision for income taxes | 10,619 | 2,227 | 1,176 | 1,051 | 8,392 | 376.8% |
| Net income/(loss) | 24,293 | (7,679) | (14,577) | 6,898 | 31,972 | -416.4% |
| Less: Net income/(loss) attributable to noncontrolling interest | 19,068 | (8,225) | (8,225) | - | 27,293 | -331.8% |
| Net income/(loss) attributable to Duff & Phelps Corporation | $ 5,225 | $ 546 | $ (6,352) | $ 6,898 | $ 4,679 | 857.0% |
| Other financial and operations data: | | | | | | |
| Adjusted EBITDA[4] | $ 73,632 | $ 68,943 | $ 16,374 | $ 52,569 | $ 4,689 | 6.8% |
| Adjusted EBITDA[4] as a percentage of revenues | 19.3% | 20.2% | 18.6% | 20.8% | -0.9% | -4.5% |
| End of period managing directors | 168 | 130 | 130 | 127 | 38 | 29.2% |
| End of period client service professionals | 975 | 844 | 844 | 773 | 131 | 15.5% |

---

(1) Represents aggregate Predecessor and Successor results for the period presented. The combined results are non-GAAP financial measures and should not be used in isolation or substitution of Successor and Predecessor results. The aggregated results help to provide a full-year presentation of our results for comparability purposes.

(2) Includes $20,537 of equity-based compensation for the year ended December 31, 2008; $23,806 of equity-based compensation for the period from October 4, 2007 to December 31, 2007; and $23,187 for the period from January 1 to October 3, 2007.

(3) Includes $10,803 of equity-based compensation for the year ended December 31, 2008; $2,856 of equity-based compensation for the period from October 4, 2007 to December 31, 2007; and $8,241 for the period from January 1 to October 3, 2007.

[4] Adjusted EBITDA is calculated as follows:

**Adjusted EBITDA Reconciliation**

| | Successor | (a) + (b) Aggregated[1] | (a) Successor | (b) Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, 2008 | Year Ended December 31, 2007 | Period from October 4 to December 31, 2007 | Period from January 1 to October 3, 2007 |
| Net income/(loss) attributable to Duff & Phelps Corporation | $ 5,225 | $ 546 | $ (6,352) | $ 6,898 |
| Net income/(loss) attributable to noncontrolling interest | 19,068 | (8,225) | (8,225) | - |
| Provision for income taxes | 10,619 | 2,227 | 1,176 | 1,051 |
| Other expense/(income), net | 3,205 | 5,435 | 1,032 | 4,403 |
| Depreciation and amortization | 9,816 | 9,138 | 2,384 | 6,754 |
| Acquisition retention expenses | 793 | 2,252 | 217 | 2,035 |
| Equity based compensation associated with legacy units and IPO Options | 24,906 | 57,570 | 26,142 | 31,428 |
| Adjusted EBITDA[2] | $ 73,632 | $ 68,943 | $ 16,374 | $ 52,569 |

[1] Represents aggregate Predecessor and Successor results for the period presented. The combined results are non-GAAP financial measures and should not be used in isolation or substitution of Successor and Predecessor results. The aggregated results help to provide a full-year presentation of our results for comparability purposes.

[2] Adjusted EBITDA is a non-GAAP financial measure. We believe that Adjusted EBITDA provides a relevant and useful alternative measure of our ongoing profitability and performance, when viewed in conjunction with GAAP measures, as it adjusts net income or loss for (a) interest expense and depreciation and amortization (a significant portion of which relates to debt and capital investments that have been incurred as the result of acquisitions and investments in stand-alone infrastructure which we do not expect to incur at the same levels in the future), (b) equity-based compensation associated with the Legacy Units of D&P Acquisitions, a significant portion of which is due to certain one-time grants associated with Predecessor acquisitions, and options to purchase shares of the Company's Class A common stock granted in connection with the IPO ("IPO Options"), (c) acquisition retention expenses and other merger and acquisition costs, which are generally non-recurring in nature or are related to deferred payments associated with prior acquisitions and (d) net income or loss attributable to the noncontrolling interest.

Given the level of acquisition activity during the Predecessor period, and related capital investments and one time equity grants associated with acquisitions during the Predecessor period (which we do not expect to incur at the same levels in Successor periods) and the IPO, and our belief that, as a professional services organization, our operations are not capital intensive on an ongoing basis, we believe the Adjusted EBITDA measure, in addition to GAAP financial measures, provides a relevant and useful benchmark for investors, in order to assess our financial performance and comparability to other companies in our industry. The Adjusted EBITDA measure is utilized by our senior management to evaluate our overall performance and operating expense characteristics and to compare our performance to that of certain of our competitors. A measure similar to Adjusted EBITDA is the principal measure that determines the compensation of our senior management team. In addition, a measure similar to Adjusted EBITDA is a key measure that determines compliance with certain financial covenants under our credit facility. Management compensates for the inherent limitations associated with using the Adjusted EBITDA measure through disclosure of such limitations, presentation of our financial statements in accordance with GAAP and reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure, net income or loss. Furthermore, management also reviews GAAP measures, and evaluates individual measures that are not included in Adjusted EBITDA such as our level of capital expenditures, equity issuance and interest expense, among other measures.

Adjusted EBITDA, as defined by the Company, consists of net income or loss before (a) interest income and expense, (b) provision for income taxes, (c) other expense, net, (d) depreciation and amortization, (e) acquisition retention expenses, (f) equity-based compensation associated with Legacy Units and IPO Options included in compensation and benefits, (g) equity-based compensation associated with Legacy Units and IPO

Options included in selling, general and administrative expenses, (h) merger and acquisition costs and (i) net income or loss attributable to the noncontrolling interest.

This non-GAAP financial measure is not prepared in accordance with, and should not be considered an alternative to, measurements required by GAAP, such as operating income, net income or loss, net income or loss per share, cash flow from continuing operating activities or any other measure of performance or liquidity derived in accordance with GAAP. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measures. In addition, it should be noted that companies calculate Adjusted EBITDA differently and, therefore, Adjusted EBITDA as presented for us may not be comparable to Adjusted EBITDA reported by other companies.

**Revenues**

Revenues excluding reimbursable expenses increased $40,318, or 11.8%, to $381,476 for the year ended December 31, 2008, compared to $341,158 for the year ended December 31, 2007. Revenues attributable to the Financial Advisory and Corporate Finance Consulting segments increased by 16.0% and 36.7%, respectively, partially offset by a 12.0% decrease in revenues from our Investment Banking segment.

Revenue growth attributable to our Financial Advisory segment was driven by demand from tax services and dispute and legal management consulting business units throughout the year, and to a lesser extent valuation advisory during the first half of the year. Revenue growth attributable to our Corporate Finance Consulting segment was driven by demand from portfolio valuation, financial engineering and strategic valuation advisory, partially offset by a decrease in revenues from due diligence. Our Investment Banking segment (and our valuation advisory business in the second half and due diligence business throughout the year) was impacted by the general economic environment and dislocation in the credit markets which led to a lower volume of M&A transactions and a decline in revenue.

Our client service headcount increased to 975 client service professionals at December 31, 2008, compared to 844 client service professionals at December 31, 2007, as we added 103 professionals from targeted domestic and international hiring in all segments and 28 professionals from acquisitions during the year. Our revenue per client service professional was $408 for the year ended December 31, 2008, compared to $467 for the year ended December 31, 2007, primarily resulting from a decrease in Investment Banking revenues and also as a result of continued hiring, development of our international business, and the Rash acquisition whose business generates lower revenue per client service professional.

**Direct Client Service Costs**

Direct client service costs were $235,777 for the year ended December 31, 2008, compared to $248,553 for the year ended December 31, 2007. The following table adjusts direct client service costs for equity-based compensation associated with Legacy Units and IPO Options, acquisition retention expenses and reimbursable expenses. Adjusted direct client service costs as a percentage of revenues (excluding reimbursable expenses) slightly decreased between periods.

**Direct Client Service Costs**

| | | (a) + (b) | (a) | (b) |
|---|---|---|---|---|
| | **Successor** | **Aggregated[1]** | **Successor** | **Predecessor** |
| | **Year Ended December 31, 2008** | **Year Ended December 31, 2007** | **Period from October 4 to December 31, 2007** | **Period from January 1 to October 3, 2007** |
| Revenues (excluding reimbursables) | $ 381,476 | $ 341,158 | $ 87,883 | $ 253,275 |
| Total direct client service costs | $ 235,777 | $ 248,553 | $ 75,384 | $ 173,169 |
| Less: equity-based compensation associated with legacy units and IPO Options | (17,442) | (46,971) | (23,784) | (23,187) |
| Less: acquisition retention expenses | (793) | (2,252) | (217) | (2,035) |
| Less: reimbursable expenses | (10,623) | (12,665) | (2,586) | (10,079) |
| Direct client service costs, as adjusted | $ 206,919 | $ 186,665 | $ 48,797 | $ 137,868 |
| Direct client service costs, as adjusted, as a percentage of revenues | 54.2% | 54.7% | | |

[1] Represents aggregate Predecessor and Successor results for the period presented. The combined results are non-GAAP financial measures and should not be used in isolation or substitution of Successor and Predecessor results. The aggregated results help to provide a full-year presentation of our results for comparability purposes.

The increase in direct client service costs, as adjusted, primarily resulted from the net addition of 131 client service professionals between periods. This increase includes 28 professionals hired in conjunction with our acquisitions and the direct hiring of 56 client service professionals domestically and 47 professionals internationally.

Equity-based compensation decreased primarily as a result of the application of variable accounting on Legacy Units which was recorded in the prior year and is no longer applied in the current year. The decrease was partially offset by (i) an increase in expense due to adjustments to our estimated forfeiture rates and (ii) expense for IPO Options and Ongoing RSAs which had not been granted in the prior year period. Expenses related to retention payments associated with the acquisition of CVC business in 2005 decreased as a result of the graded-tranche nature of the expense methodology.

**Operating Expenses**

Operating expenses were $118,128 for the year ended December 31, 2008, compared to $105,392 for the year ended December 31, 2007. The following table adjusts operating expenses for depreciation and amortization and equity-based compensation associated with Legacy Units and IPO Options. Adjusted operating expenses as a percentage of revenues (excluding reimbursable expenses) increased between periods.

**Operating Expenses**

| | Successor | (a) + (b) Aggregated[1] | (a) Successor | (b) Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, 2008 | Year Ended December 31, 2007 | Period from October 4 to December 31, 2007 | Period from January 1 to October 3, 2007 |
| Revenues (excluding reimbursables) | $ 381,476 | $ 341,158 | $ 87,883 | $ 253,275 |
| Total operating expenses | $ 118,128 | $ 105,392 | $ 27,692 | $ 77,700 |
| Less: equity-based compensation associated with legacy units and IPO Options | (7,464) | (10,599) | (2,358) | (8,241) |
| Less: depreciation and amortization | (9,816) | (9,138) | (2,384) | (6,754) |
| Operating expenses, as adjusted | $ 100,848 | $ 85,655 | $ 22,950 | $ 62,705 |
| Operating expenses, as adjusted, as a percentage of revenues | 26.4% | 25.1% | | |

[1] Represents aggregate Predecessor and Successor results for the period presented. The combined results are non-GAAP financial measures and should not be used in isolation or substitution of Successor and Predecessor results. The aggregated results help to provide a full-year presentation of our results for comparability purposes.

The increase in operating expenses, as adjusted, was driven by our growth and investment in infrastructure including the net increase of approximately 35 internal firm employees, the costs of being a publicly traded company, and additional resources allocated to professional development of new hires and existing management focused on sales, marketing, training and collaboration within the Company to take advantage of opportunities arising in part from the current economic environment. Of the increase in operating expenses, approximately 34% was related to salary and benefits, 13% to higher occupancy costs, 12% to higher employee training costs, 9% to marketing and advertising, and the remaining 32% to other general expenses.

**Other Income and Expenses**

Other income and expenses include interest income, interest expense and other expense. Interest expense decreased primarily as a result of our lower average debt balance during the year ended December 31, 2008 when compared to the year ended December 31, 2007. Interest income decreased as a result of lower interest rates during the period and the transferring certain cash balances to non-interest bearing accounts in the fourth quarter to obtain FDIC protection pursuant to the FDIC's Transaction Account Guarantee Program.

**Provision for Income Taxes**

The provision for income taxes was $10,619 or 30.4% of income before income taxes for the year ended December 31, 2008, compared to an expense of $2,227 for the year ended December 31, 2007. The U.S. statutory income tax rate of 35% for the year ended December 31, 2008 was decreased to the effective tax rate of 30.4% due to the fact that D&P Acquisitions, LLC and many of its subsidiaries operate as limited liability companies or other flow-through entities which are not subject to federal income tax. This operating structure results in a rate benefit because a portion of the Company's earnings are not subject to corporate level taxes. This favorable impact is partially offset by an increase due to state and local taxes, the effect of permanent differences and foreign taxes. A reconciliation of the U.S. statutory income tax rate to the Company's effective tax rate is detailed in Note 12 of the Notes to the Consolidated Financial Statements and incorporated herein by reference.

Prior to October 4, 2007, the Company had not been subject to U.S. federal income taxes as the Predecessor entity is an LLC, but had been subject to the New York City Unincorporated Business Tax and certain other state and local taxes, including certain non-income tax fees in other jurisdictions where the Company had registered offices and conducted business.

As a result of the IPO, the operating business entities of the Company were restructured and a portion of the Company's income will be subject to U.S. federal, state, local and foreign income taxes and taxed at the prevailing corporate tax rates. The Company's effective tax rate may change year to year based on recurring factors such as the geographical mix of earnings in tax jurisdictions that have a broad range of enacted tax rates, the timing and amount of foreign dividends, state and local taxes, the ratio of permanent items to pretax book income, and the implementation of various global tax strategies, as well as nonrecurring factors.

**Net Income Attributable to Noncontrolling Interest**

Net income attributable to noncontrolling interest represents the portion of net income or loss before income taxes attributable to the majority ownership interest in D&P Acquisitions held by the existing unitholders to the extent the book value of their interest in D&P Acquisitions is greater than zero. This interest totaled 58.7% and 61.6% at December 31, 2008 and 2007, respectively.

***Segment Results – Year ended December 31, 2008 versus Year ended December 31, 2007***

The following table sets forth selected segment operating results:

**Results of Operations by Segment**

| | Successor | (a) + (b) Aggregated[1] | (a) Successor | (b) Predecessor | Year Over Year | |
|---|---|---|---|---|---|---|
| | Year Ended December 31, 2008 | Year Ended December 31, 2007 | Period from October 4 to December 31, 2007 | Period from January 1 to October 3, 2007 | Unit Change | Percent Change |
| **Financial Advisory** | | | | | | |
| Revenues (excluding reimbursables) | $ 253,169 | $ 218,241 | $ 57,656 | $ 160,585 | $ 34,928 | 16.0% |
| Segment operating income | 42,816 | 35,824 | 9,851 | 25,973 | 6,992 | 19.5% |
| Segment operating income margin | 16.9% | 16.4% | 17.1% | 16.2% | 0.5% | 3.0% |
| **Corporate Finance Consulting** | | | | | | |
| Revenues (excluding reimbursables) | $ 56,494 | $ 41,328 | $ 11,165 | $ 30,163 | $ 15,166 | 36.7% |
| Segment operating income | 13,220 | 7,350 | 2,326 | 5,024 | 5,870 | 79.9% |
| Segment operating income margin | 23.4% | 17.8% | 20.8% | 16.7% | 5.6% | 31.6% |
| **Investment Banking** | | | | | | |
| Revenues (excluding reimbursables) | $ 71,813 | $ 81,589 | $ 19,062 | $ 62,527 | $ (9,776) | -12.0% |
| Segment operating income | 17,673 | 25,664 | 3,959 | 21,705 | (7,991) | -31.1% |
| Segment operating income margin | 24.6% | 31.5% | 20.8% | 34.7% | -6.8% | -21.8% |
| **Average Client Service Professionals** | | | | | | |
| Financial Advisory | 688 | 540 | | | 148 | 27.4% |
| Corporate Finance Consulting | 127 | 88 | | | 39 | 44.3% |
| Investment Banking | 119 | 102 | | | 17 | 16.7% |
| Total | 934 | 730 | | | 204 | 27.9% |
| **End of Period Client Service Professionals** | | | | | | |
| Financial Advisory | 710 | 646 | | | 64 | 9.9% |
| Corporate Finance Consulting | 131 | 100 | | | 31 | 31.0% |
| Investment Banking | 134 | 98 | | | 36 | 36.7% |
| Total | 975 | 844 | | | 131 | 15.5% |
| **Revenue per Client Service Professional** | | | | | | |
| Financial Advisory | $ 368 | $ 404 | | | $ (36) | -8.9% |
| Corporate Finance Consulting | 445 | 470 | | | (25) | -5.3% |
| Investment Banking | 603 | 800 | | | (197) | -24.6% |
| Total professionals | 408 | 467 | | | (59) | -12.6% |
| **Utilization rate[2]** | | | | | | |
| **Financial Advisory** | 64.2% | 69.7% | | | -5.5% | -7.9% |
| **Corporate Finance Consulting** | 57.8% | 64.6% | | | -6.8% | -10.5% |
| **Rate-per-hour[3]** | | | | | | |
| **Financial Advisory** | $ 333 | $ 314 | | | $ 19 | 6.1% |
| **Corporate Finance Consulting** | $ 397 | $ 386 | | | $ 11 | 2.8% |
| **Total** | | | | | | |
| Revenues (excluding reimbursables) | $ 381,476 | $ 341,158 | $ 87,883 | $ 253,275 | | |
| Segment operating income | $ 73,709 | $ 68,838 | $ 16,136 | $ 52,702 | | |
| Net client reimbursable expenses | (77) | 105 | 238 | (133) | | |
| Equity-based compensation associated with Legacy Units and IPO options | (24,906) | (57,570) | (26,142) | (31,428) | | |
| Depreciation and amortization | (9,816) | (9,138) | (2,384) | (6,754) | | |
| Acquisition retention expense | (793) | (2,252) | (217) | (2,035) | | |
| Operating income/(loss) | $ 38,117 | $ (17) | $ (12,369) | $ 12,352 | | |

---

[1] Represents aggregate Predecessor and Successor results for the period presented. The combined results are non-GAAP financial measures and should not be used in isolation or substitution of Successor and Predecessor results. The aggregated results help to provide a full-year presentation of our results for comparability purposes.

(2) The utilization rate for any given period is calculated by dividing the number of hours client service professionals worked on client assignments (including internal projects for the Company) during the period by the total available working hours for all of such client service professionals during the same period, assuming a 40 hour work week, less paid holidays and vacation days. Financial Advisory utilization excludes approximately 60 client service professionals associated with Rash and certain acquisitions prior to the transition to the Company's financial system.

(3) Average billing rate per hour is calculated by dividing applicable revenues for the period by the number of hours worked on client assignments (including internal projects for the Company) during the same period. The average billing rate excludes approximately $9,338 and $1,318 of revenues associated with Rash in the years ended December 31, 2008 and 2007, respectively. The average billing rate also excludes certain hours from certain acquisitions prior to their transition to the Company's financial system.

**Financial Advisory**

*Revenues*

Revenues from the Financial Advisory segment increased $34,928, or 16.0%, to $253,169 for the year ended December 31, 2008, compared to $218,241 for the year ended December 31, 2007. Growth was driven by demand across the tax services and dispute and legal management consulting business units throughout the year, and to a lesser extent valuation advisory during the first half of the year, as summarized in the following table:

| | Successor | (a) + (b) Aggregated[1] | (a) Successor | (b) Predecessor | Year Over Year | |
|---|---|---|---|---|---|---|
| | Year Ended December 31, 2008 | Year Ended December 31, 2007 | Period from October 4 to December 31, 2007 | Period from January 1 to October 3, 2007 | Dollar Change | Percent Change |
| **Financial Advisory** | | | | | | |
| Valuation Advisory[2] | $ 178,799 | $ 173,381 | $ 45,037 | $ 128,344 | $ 5,418 | 3.1% |
| Tax Services[3] | 44,965 | 25,017 | 7,655 | 17,362 | 19,948 | 79.7% |
| Dispute & Legal Management Consulting[4] | 29,405 | 19,843 | 4,964 | 14,879 | 9,562 | 48.2% |
| | $ 253,169 | $ 218,241 | $ 57,656 | $ 160,585 | $ 34,928 | 16.0% |

(1) Represents aggregate Predecessor and Successor results for the period presented. The combined results are non-GAAP financial measures and should not be used in isolation or substitution of Successor and Predecessor results. The aggregated results help to provide a full-year presentation of our results for comparability purposes.

(2) Valuation advisory includes the results of the Kane Reece acquisition effective July 31, 2008.

(3) Tax services include the results of Rash effective October 31, 2007 and WTS effective July 15, 2008.

(4) Dispute and legal management consulting includes the acquisitions of Dubinsky effective April 11, 2008 and Lumin effective August 8, 2008.

The current economic environment continues to impact our Financial Advisory segment with opportunities and challenges. In 2008, the Financial Advisory segment benefited from goodwill impairment testing in conjunction with SFAS 142; and continued growth of our tax services and dispute practices. These benefits were partially offset by lower revenues of services correlated to the volume of M&A transactions, such as SFAS 141 purchase price allocations.

Improvements in rate-per-hour benefited largely from a change in mix of services provided. Utilization was impacted by continued hiring throughout the year.

End of period client service professionals increased by 64 during the period from a combination of targeted domestic hiring, hiring in our international offices and acquisitions. Our revenue per client service professional was $368 in the year ended December 31, 2008, compared to $404 in the year ended December 31, 2007. The change was primarily driven by an increase in headcount due to the Rash acquisition whose business generates lower revenue per client service professional and lower utilization, offset by a higher rate-per-hour.

The number of client service managing directors increased by 23 between periods to 105 as the result of hiring, lift-outs and acquisitions, and promotions within the Company.

*Segment Operating Income*

Financial Advisory segment operating income increased $6,992, or 19.5%, to $42,816 for the year ended December 31, 2008, compared to $35,824 for the year ended December 31, 2007. Segment operating income margin, defined as segment operating income expressed as a percentage of segment revenues, was 16.9% for the year ended December 31, 2008, compared to 16.4% for the year ended December 31, 2007.

***Corporate Finance Consulting***

*Revenues*

Revenues from the Corporate Finance Consulting segment increased $15,166, or 36.7%, to $56,494 for the year ended December 31, 2008, compared to $41,328 for the year ended December 31, 2007, as summarized in the following table:

| | | (a) + (b) | (a) | (b) | | |
|---|---|---|---|---|---|---|
| | **Successor** | **Aggregated**[1] | **Successor** | **Predecessor** | | |
| | **Year Ended December 31, 2008** | **Year Ended December 31, 2007** | **Period from October 4 to December 31, 2007** | **Period from January 1 to October 3, 2007** | **Year Over Year** | |
| | | | | | **Dollar Change** | **Percent Change** |
| **Corporate Finance Consulting** | $ 56,494 | $ 41,328 | $ 11,165 | $ 30,163 | $ 15,166 | 36.7% |

[1] Represents aggregate Predecessor and Successor results for the period presented. The combined results are non-GAAP financial measures and should not be used in isolation or substitution of Successor and Predecessor results. The aggregated results help to provide a full-year presentation of our results for comparability purposes.

Revenue growth attributable to our Corporate Finance Consulting segment was driven by an increase in demand for services related to portfolio valuation, financial engineering and strategic valuation advisory, partially offset by a decrease in revenues from due diligence. Portfolio valuation and financial engineering benefited from increased demand from existing clients as well as the addition of new clients. The decrease in revenues from our due diligence business resulted from a lower volume of M&A transactions during the year and contributed to lower utilization.

End of period client service professionals increased by 31 during the period to support the continued growth of the segment. Similarly, the number of client service managing directors increased to 28.

*Segment Operating Income*

Segment operating income increased $5,870, or 79.9%, to $13,220 for the year ended December 31, 2008, compared to $7,350 for the year ended December 31, 2007. Segment operating income margin, defined as segment operating income expressed as a percentage of segment revenues, was 23.4% for the year ended December 31, 2008, compared to 17.8% for the year ended December 31, 2007. Segment operating income margin was lower in 2007 as the result of the increase in headcount to support the growth of the segment.

## Investment Banking

*Revenues*

Revenues from the Investment Banking segment were $71,813 for the year ended December 31, 2008, compared to $81,589 for the year ended December 31, 2007. The results were primarily impacted by the general economic environment and dislocation in the credit markets which led to a lower volume of M&A transactions. Global restructuring advisory benefited from our international restructuring practice which we launched in the second quarter of 2008 and an increase of our domestic restructuring business in the fourth quarter. The decrease in global restructuring advisory resulted from softness in our domestic restructuring business during the first three quarters.

| | Successor | (a) + (b) Aggregated[1] | (a) Successor | (b) Predecessor | Year Over Year | |
|---|---|---|---|---|---|---|
| | Year Ended December 31, 2008 | Year Ended December 31, 2007 | Period from October 4 to December 31, 2007 | Period from January 1 to October 3, 2007 | Dollar Change | Percent Change |
| **Investment Banking** | | | | | | |
| Global Restructuring Advisory | $ 17,653 | $ 18,110 | $ 3,450 | $ 14,660 | $ (457) | -2.5% |
| Transaction Opinions | 36,184 | 40,575 | 10,087 | 30,488 | (4,391) | -10.8% |
| M&A Advisory | 17,976 | 22,904 | 5,525 | 17,379 | (4,928) | -21.5% |
| | $ 71,813 | $ 81,589 | $ 19,062 | $ 62,527 | $ (9,776) | -12.0% |

[1] Represents aggregate Predecessor and Successor results for the period presented. The combined results are non-GAAP financial measures and should not be used in isolation or substitution of Successor and Predecessor results. The aggregated results help to provide a full-year presentation of our results for comparability purposes.

End of period client service professional headcount increased by 36 to 134 client service professionals at December 31, 2008, compared to 98 client service professionals at December 31, 2007. The increase primarily resulted from the addition of professionals in our international restructuring practice at the beginning of our second quarter.

Our revenue per client service professional decreased to $603 in the year ended December 31, 2008 from $742 in the year ended December 31, 2007, directly impacted by the decrease in segment revenues and continued ramp-up in headcount of our international restructuring practice. The number of client service managing directors increased by 5 between periods to 35, as a result of hiring in our restructuring practice internationally and our M&A business domestically and internationally. Our revenue per managing director was $2,244 in the year ended December 31, 2008, compared to $2,632 in the year ended December 31, 2007.

*Segment Operating Income*

Operating income from the Investment Banking segment was $17,673 for the year ended December 31, 2008, compared to $25,664 for the year ended December 31, 2007. Operating income margin was 24.6% for the year ended December 31, 2008, compared to 31.5% for the year ended December 31, 2007, primarily as a result of lower revenues from the M&A advisory and transaction opinion businesses.

## Liquidity and Capital Resources

Our primary sources of liquidity are our existing cash balances and availability under our revolving credit facility. Our historical cash flows are primarily related to the timing of (i) cash receipt of revenues, (ii) payment of base compensation, benefits and operating expenses, (iii) the timing of payment of bonuses to professionals, (iv) distributions and other payments to noncontrolling unitholders, (v) corporate tax payments by the Company, (vi) dividends to the extent declared by the board of directors and (vii) funding of our deferred compensation program.

Cash and cash equivalents increased by $25,930 to $107,311 at December 31, 2009, compared to $81,381 at December 31, 2008. The increase in cash resulted from $66,986 provided by operating activities, partially offset by $24,452 used in financing activities and $17,466 used in investing activities.

*Operating Activities*

During the year ended December 31, 2009, cash of $66,986 was provided by operating activities, compared to $39,596 in the prior year period. The increase of amounts provided by operating activities primarily resulted from lower cash bonus payments made in 2009 with respect to the 2008 bonus year, as compared to cash bonus payments made in 2008 with respect to the 2007 bonus year, partially offset by lower bonus accruals in the current year, as compared to the prior year. Typically, we accrue performance bonuses during the course of the calendar year, therefore generating cash, which is used to fund bonus payments to our personnel early in the following year.

*Investing Activities*

During the year ended December 31, 2009, cash of $17,466 was used in investing activities, compared to $37,130 used in the prior year period. Investing activities during the current period included (i) purchases of property and equipment to support our business, (ii) payments of earn-outs for acquisitions which primarily consisted of a final earn-out payment to the sellers of Chanin, and (iii) purchases of investments related to the Company's deferred compensation plan. Management believes these investments pose limited liquidity risk.

*Financing Activities*

During the year ended December 31, 2009, cash of $24,452 was used in financing activities, compared to $11,067 used in the prior year period. Significant financing activities are summarized as follows:

- Net proceeds from sale of Class A common stock – On May 18, 2009, we consummated a follow-on offering with the sale of 8,050 newly issued shares of Class A common stock at $14.75 per share, less an underwriting discount of $0.7375 per share. Net proceeds totaled $111,808, as summarized in the following table ("May 2009 Follow-On Offering"):

| | |
|---|---|
| Stock subscription of 7,000 shares at $14.75 per share | $ 103,250 |
| Over allotment of 1,050 shares at $14.75 per share | 15,488 |
| Underwriting discount of 8,050 shares at $0.7375 per share | (5,937) |
| Offering related expenses | (993) |
| Net proceeds | $ 111,808 |

  On November 9, 2009, the Company sold 2,500 shares of newly issued shares of Class A common stock to an underwriter at a price of $15.00 per share for an aggregate of $37,500 ("November 2009 Follow-On Offering"). The underwriter offered such shares to the public at a price of $15.50 per share for an aggregate of $38,750. The following table summarizes the net proceeds from the transaction:

| | |
|---|---|
| Stock subscription of 2,500 shares at $15.00 per share | $ 37,500 |
| Offering related expenses | (468) |
| Net proceeds | $ 37,032 |

- Redemption of noncontrolling unitholders – In conjunction with the May 2009 Follow-On Offering, we used $67,112 of our net proceeds to redeem 3,500 New Class A Units of D&P Acquisitions held by entities affiliated with Lovell Minnick Partners and Vestar Capital Partners and 1,050 New Class A Units of D&P Acquisitions held by employees, including executive officers, directors and entities affiliated with our directors. Units were redeemed at a price per unit equal to the public offering price of the Class A common stock. In connection with the redemption, a corresponding number of shares of Class B common stock were also cancelled.

In connection with the November 2009 Follow-On Offering, we redeemed 2,500 New Class A Units of D&P Acquisitions held by employees (including executive officers). Units were redeemed at a price of $15.00 per unit or an aggregate redemption of $37,500. In connection with the redemption, a corresponding number of shares of Class B common stock were cancelled.

- Repayments of debt – Repayments of debt totaled $42,763 and were used to repay all outstanding borrowings and terminate our credit agreement with GE Capital.

- Distributions and other payments to noncontrolling unitholders – Distributions and other payments to noncontrolling unitholders are summarized as follows:

| | Year Ended | |
|---|---|---|
| | December 31, 2009 | December 31, 2008 |
| Financing activities | | |
| Distributions to noncontrolling unitholders | | |
| Distributions for taxes | $ 20,097 | $ 9,753 |
| Other distributions | 1,879 | - |
| | $ 21,976 | $ 9,753 |
| Operating activities | | |
| Change in due to noncontrolling unitholders from payments pursuant to the Tax Receivable Agreement | $ 3,090 | $ 791 |

Distributions for taxes

As a limited liability company, D&P Acquisitions does not incur significant federal or state and local taxes, as these taxes are primarily the obligations of the members of D&P Acquisitions. As authorized by the Third Amended and Restated LLC Agreement of D&P Acquisitions, D&P Acquisitions is required to distribute cash, generally, on a pro rata basis, to its members to the extent necessary to provide funds to pay the members' tax liabilities, if any, with respect to the earnings of D&P Acquisitions. The tax distribution rate has been set at 45% of each member's allocable share of taxable income of D&P Acquisitions. D&P Acquisitions is only required to make such distributions if cash is available for such purposes as determined by the Company. The Company expects cash will be available to make these distributions. Upon completion of its tax returns with respect to the prior year, D&P Acquisitions may make true-up distributions to its members, if cash is available for such purposes, with respect to actual taxable income for the prior year.

Other distributions

During the year ended December 31, 2009, the Company distributed $1,879 to holders of New Class A Units of D&P Acquisitions (other than Duff & Phelps Corporation). The distributions were made concurrently with the dividend of $0.05 per share of Class A common stock outstanding to shareholders of record on June 12, 2009, August 18, 2009 and November 24, 2009. Concurrent with the payment of the dividends, holders of New Class A Units received a $0.05 distribution per vested unit which will be treated as a reduction in basis of each member's ownership interests. Pursuant to the terms of the Third Amended and Restated LLC Agreement of D&P Acquisitions, an amount equal to $0.05 per unvested unit was deposited into a segregated account and will be distributed once a year with respect to units that vested during that year. Any amounts related to unvested units that forfeit are returned to the Company.

Payments pursuant to the Tax Receivable Agreement

As a result of the Company's acquisition of New Class A Units of D&P Acquisitions, the Company expects to benefit from depreciation and other tax deductions reflecting D&P Acquisitions' tax basis for its assets. Those deductions will be allocated to the Company and will be taken into account in reporting the Company's taxable income. Further, as a result of a federal income tax election made by D&P Acquisitions applicable to a portion of the Company's acquisition of New Class A Units of D&P Acquisitions, the income tax basis of the assets of D&P Acquisitions underlying a portion of the units the Company has and will acquire (pursuant to the exchange agreement) will be adjusted based upon the amount that the Company has paid for that portion of its New Class A Units of D&P Acquisitions. Payments pursuant to the TRA are included as a component of net cash provided by operating activities.

The Company has entered into a tax receivable agreement ("TRA") with the existing unitholders of D&P Acquisitions (for the benefit of the existing unitholders of D&P Acquisitions) that provides for the payment by the Company to the unitholders of D&P Acquisitions of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that the Company realizes (i) from the tax basis in its proportionate share of D&P Acquisitions' goodwill and similar intangible assets that the Company receives as a result of the exchanges and (ii) from the federal income tax election referred to above. D&P Acquisitions expects to make future payments under the TRA to the extent cash is available for such purposes.

At December 31, 2009, the Company recorded a liability of $105,401, representing the payments due to D&P Acquisitions' unitholders under the TRA (see current and non-current portion of "Due to noncontrolling unitholders" on our Consolidated Balance Sheets). This amount includes additional obligations generated from the redemption of 7,050 New Class A Units of D&P Acquisitions in conjunction with the May 2009 and November 2009 Follow-On Offerings. These transactions resulted in an increase in the TRA liability and an associated increase in net deferred tax assets.

During the year ended December 31, 2010, the Company expects to pay $4,303 of the total amount. The basis for determining the current portion of the payments due to D&P Acquisitions' unitholders under the TRA is the expected amount of payments to be made within the next 12 months. The long-term portion of the payments due to D&P Acquisitions' unitholders under the tax receivable agreement is the remainder. Payments are anticipated to be made annually over 15 years, commencing from the date of each event that gives rise to the TRA benefits, beginning with the date of the closing of the IPO on October 3, 2007. The payments are made in accordance with the terms of the TRA. The timing of the payments is subject to certain contingencies including Duff & Phelps Corporation having sufficient taxable income to utilize all of the tax benefits defined in the TRA.

To determine the current amount of the payments due to D&P Acquisitions' unitholders under the tax receivable agreement, the Company estimated the amount of taxable income that Duff & Phelps Corporation has generated over the previous fiscal year. Next, the Company estimated the amount of the specified TRA deductions at year end. This was used as a basis for determining the amount of tax reduction that generates a TRA obligation. In turn, this was used to calculate the estimated payments due under the TRA that the Company expects to pay in the next 12 months. These calculations are performed pursuant to the terms of the TRA.

Obligations pursuant to the Tax Receivable Agreement are obligations of Duff & Phelps Corporation. They do not impact the noncontrolling interest. These obligations are not income tax obligations and have no impact on the tax provision or the allocation of taxes. Furthermore, the TRA has no impact on the allocation of the provision for income taxes to the Company's net income. In general, items of income and expense are allocated on the basis of member's ownership interests pursuant to the Third Amended and Restated Limited Liability Company Agreement of Duff & Phelps Acquisitions, LLC.

During the year ended December 31, 2009, the Company recorded an immaterial adjustment to increase the payments due to D&P Acquisitions' unitholders under the tax receivable agreement by $3,579 with an offsetting credit to additional paid-in-capital. The adjustment resulted from a correction to the calculation of the tax receivable agreement liability in conjunction with the IPO transactions. Although the revision related to the date of the closing of the IPO transactions, it did not have a material impact on the Company's financial position through the date of the adjustment, June 30, 2009.

- Dividends – Cash dividends of $3,757 reflects the payment of quarterly cash dividends of $0.05 per share of our Class A common stock to holders of record as of June 12, 2009, August 18, 2009 and November 24, 2009.

- Repurchases of Class A common stock – Repurchases of Class A common stock represents shares of Class A common stock withheld to cover payroll tax withholdings related to the lapse of restrictions on Ongoing RSAs. These shares were not part of a publicly announced repurchase program.

*Credit Facility*

On May 22 , 2009, the Company terminated its Amended and Restated Credit Agreement ("Former Credit Facility"), dated as of July 30, 2008, by and among Duff & Phelps, LLC, the primary operating subsidiary of the Company, D&P Acquisitions, the persons designated as lenders thereto, and GE Capital, in its capacity as Administrative Agent. The Former Credit Facility consisted of a (i) $65,000 seven-year term loan, (ii) $15,000 delayed draw term loan, (iii) $20,000 six-year revolver loan, and (iv) $75,000 incremental term loan facility, which was uncommitted by the lenders and required additional approval at the time of request.

The Company used a portion of the net proceeds from its May 2009 Follow-On Offering to repay all amounts outstanding under the Former Credit Facility. In connection with the repayment, the Company incurred a nonrecurring charge of $1,737 to reflect the accelerated amortization of the debt discount and issuance costs of which $1,674 was non-cash.

On July 15, 2009, Duff & Phelps, LLC entered into a Credit Agreement ("Current Credit Agreement") with Bank of America, N.A., as administrative agent and the lenders from time to time party thereto, providing for a $30,000 senior secured revolving credit facility ("Current Credit Facility"), including a $10,000 sub-limit for the issuance of letters of credit. The proceeds of the facility are permitted to be used for working capital, permitted acquisitions and general corporate purposes. The maturity date is July 15, 2012 and amounts borrowed may be voluntarily prepaid at any time without penalty or premium, subject to customary breakage costs. No amounts were outstanding under the Current Credit Agreement at December 31, 2009 or through the filing date of this Annual Report on Form 10-K. As of December 31, 2009, there were $3,811 of letters of credit issued against the facility.

Loans under the Current Credit Facility will, at the Company's option, bear interest on the principal amount outstanding at either (a) a rate equal to LIBOR, plus an applicable margin or (b) a base rate, plus an applicable margin. The applicable margin rate will be based on the Company's most recent consolidated leverage ratio and ranges from 1.75% to 2.50% per annum depending on the Company's consolidated leverage ratio. In addition, the Company is required to pay an unused commitment fee on the actual daily amount of the unutilized portion of the commitments of the lenders at a rate ranging from 0.25% to 0.50% per annum, based on the Company's most recent consolidated leverage ratio. Based on the Company's consolidated leverage ratio at December 31, 2009, the Company qualified for the 1.75% applicable margin and 0.25% unused commitment fee.

The Current Credit Agreement contains customary representations and warranties and customary affirmative and negative covenants, including, among others, limitations on (a) the incurrence of liens, (b) the incurrence of indebtedness, (c) the ability to make dividends and distributions, as well as redeem and repurchase equity interests, and (d) acquisitions, mergers, consolidations and sales of assets. In addition, the Current Credit Agreement contains financial covenants that do not permit (a) a total leverage ratio of greater than 2.75 to 1.00 until the quarter ending September 30, 2010, and 2.50 to 1.00 thereafter and (b) a consolidated fixed charge coverage ratio of less than 2.00 to 1.00. The financial covenants are tested on the last day of each fiscal quarter based on the last four fiscal quarter periods. Management believes that the Company was in compliance with all of its covenants as of December 31, 2009.

The obligation of the Company to pay amounts outstanding under the Current Credit Facility may be accelerated upon the occurrence of an "Event of Default" as defined in the Current Credit Agreement. The Company's obligations under the Current Credit Agreement are guaranteed by D&P Acquisitions, and certain domestic subsidiaries of the Company (collectively, the "Guarantors"). The Current Credit Agreement is secured by a lien on substantially all of the personal property of the Company and each of the Guarantors.

**Future Needs**

Our primary financing need has been to fund our growth. Our growth strategy includes hiring additional revenue-generating client service professionals and expanding our service offerings through existing client service professionals, new hires or acquisitions of new businesses. We intend to fund such growth over the next twelve months with cash on-hand, funds generated from operations and borrowings under our new revolving credit agreement. We believe these funds will be adequate to fund future growth.

**Contractual Obligations**

The contractual obligations presented in the table below represent our estimates of future payments under fixed contractual obligations and commitments at December 31, 2009. Changes in our business needs or interest rates, as well as actions by third parties and other factors, may cause these estimates to change. Because these estimates are complex and necessarily subjective, our actual payments in future periods are likely to vary from those presented in the table.

| | | Payments Due by Period | | | |
|---|---|---|---|---|---|
| | Total | Less Than 1 Year | 2 to 3 Years | 4 to 5 Years | More Than 5 Years |
| | | (In thousands) | | | |
| Principal and interest payments under credit facility | $ - | $ - | $ - | $ - | $ - |
| Operating lease obligations | 138,050 | 16,193 | 29,281 | 24,715 | 67,861 |
| Payments pursuant to the Tax Receivable Agreement | 105,401 | 4,303 | 11,256 | 12,131 | 77,711 |
| Total | $ 243,451 | $ 20,496 | $ 40,537 | $ 36,846 | $ 145,572 |

**Off-Balance Sheet Arrangements**

Pursuant to the terms of our credit facility, we currently provide standby letters of credit totaling $3,811 to guarantee obligations that may arise under certain real estate leases. These potential obligations are not reflected in the Company's consolidated financial statements. Other than the aforementioned letters of credit, we do not invest in any off-balance sheet vehicles that provide liquidity, capital resources, market or credit risk support, or engage in any leasing activities that expose us to any liability that is not reflected in our consolidated financial statements.

**Exchange Rate Risk**

We are exposed to risk from changes in foreign exchange rates related to our subsidiaries that use a foreign currency as their functional currency. We currently manage our foreign exchange exposure without the use of derivative instruments. We do not believe this risk is material in relation to our consolidated financial statements.

**Inflation**

We believe that inflation has not had a material impact on the Company's results of operations for each of the three years ended December 31, 2009, 2008 and 2007. However, there can be no assurance that future inflation will not have an adverse impact on the Company's operating results and financial condition.

**Recent Accounting Pronouncements**

In October 2009, the FASB issued ASU No. 2009-13, *Multiple-Deliverable Revenue Arrangements*. ASU 2009-13 supersedes certain guidance in FASB ASC 605-25, *Revenue Recognition – Multiple-Element Arrangements* and requires an entity to allocate arrangement consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices (the relative-selling-price method). ASU 2009-13 eliminates the use of the residual method of allocation in which the undelivered element is measured at its estimated selling price and the delivered element is measured as the residual of the arrangement consideration, and requires the relative-selling-price method in all circumstances in which an entity recognizes revenue for an arrangement with multiple deliverable subject to ASU 2009-13. ASU 2009-13 must be adopted no later than the beginning of the first fiscal year beginning on or after June 15, 2010, with early adoption permitted through either prospective application for revenue arrangement entered into, or materially modified, after the effective date or through retrospective application to all revenue arrangement for all periods presented. We are evaluating the impact that the adoption of ASU 2009-13 will have on our consolidated financial statements.

## Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks related to interest rates and changes in the market value of our investments. Our exposure to changes in interest rates is limited to borrowings under our bank credit agreement, which has variable interest rates tied to the LIBOR or prime rate. At December 31, 2009, there were no borrowings outstanding.

We have a $11,500 notional amount interest rate swap that effectively converted floating rate LIBOR payments to fixed payments at 4.94%. As a result of the termination of the Former Credit Facility, the underlying floating rate obligation is no longer outstanding. The swap agreement terminates September 30, 2010. The Company elected not to apply hedge accounting to this instrument. The estimated fair value of the interest rate swap is based on quoted market prices. The following table summarizes the estimated fair value and the gain or loss recorded for the change in fair value of the interest rate swap.

| | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, 2009 | Year Ended December 31, 2008 | Period from October 4 to December 31, 2007 | Period from January 1 to October 3, 2007 |
| Gain/(loss) resulting from change in fair value of interest rate swap | $ 608 | $ (367) | $ (393) | $ (299) |
| Estimated fair value – asset/(liability) | $ (322) | $ (930) | $ (563) | $ (170) |

## Item 8. Financial Statements and Supplemental Data.

The Company's consolidated financial statements are included under Item 15 of this report.

## Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

## Item 9A. Controls and Procedures.

(a) Evaluation of Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 under the Exchange Act as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act) are effective, in all material respects, to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

The effectiveness of our disclosure controls and procedures and our internal control over financial reporting is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the soundness of our systems, the possibility of human error, and the risk of fraud. Moreover, projections of any evaluation of effectiveness of future periods are subject to the risk that controls may become inadequate because of changes in conditions and the risk that the degree of compliance with policies or procedures may deteriorate over time. Because of these limitations, there can be no assurance that any system of disclosure controls and procedures or internal control over financial reporting will be successful in preventing all errors or fraud or in making all material information known in a timely manner to the appropriate levels of management.

(b) Management's Annual Report on Internal Control Over Financial Reporting and Report of Independent Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America ("GAAP"). The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework*. Based on our assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2009.

Our independent auditors have issued an audit report on the effectiveness of the Company's internal control over financial reporting. That report appears on page F-2.

(c) Change in Internal Control Over Financial Reporting

No change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) occurred during our fourth quarter of 2009 that has materially affected, or is likely to materially affect, our internal control over financial reporting.

**Item 9B. Other Information.**

None.

## PART III

**Item 10. Directors, Executive Officers and Corporate Governance.**

The information required by this Item is incorporated herein by reference to the Proxy Statement for the Company's 2010 Annual Meeting of Stockholders.

**Item 11. Executive Compensation.**

The information required by this Item is incorporated herein by reference to the Proxy Statement for the Company's 2010 Annual Meeting of Stockholders.

**Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.**

The information contained in this section is incorporated herein by reference to the Proxy Statement for the Company's 2010 Annual Meeting of Stockholders and this Annual Report on Form 10-K under the caption Part II – Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

**Item 13. Certain Relationships and Related Transactions, and Director Independence.**

The information required by this Item is incorporated herein by reference to the Proxy Statement for the Company's 2010 Annual Meeting of Stockholders.

**Item 14. Principal Accountant Fees and Services.**

The information required by this Item is incorporated herein by reference to the Proxy Statement for the Company's 2010 Annual Meeting of Stockholders.

## PART IV

**Item 15. Exhibits, Financial Statement Schedules.**

(a) The following documents are filed as part of this report:

(1) Consolidated Financial Statements – The consolidated financial statements listed in the "Index to Consolidated Financial Statements" described at F-1 are incorporated by reference herein.

(2) Financial Statement Schedules – The financial statement schedule "Schedule II – Valuation and Qualifying Accounts" is incorporated by reference herein. All other schedules have been omitted because they are not applicable, not required or the information required is included in the financial statements or notes thereto.

(3) Exhibits – Certain of the exhibits to this Annual Report are hereby incorporated by references, as summarized in (b) below.

(b) Exhibits

A list of exhibits required to be filed as part of this report is set forth in the Exhibit Index immediately following the Consolidated Financial Statements filed as part of this report on Form 10-K and is incorporated herein by reference.

(c) All other financial statement schedules have been omitted since they are either not required, not applicable or the required information is shown in the financial statements or related notes.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 24, 2010.

**DUFF & PHELPS CORPORATION**

By: /s/ Noah Gottdiener

Noah Gottdiener
*Chairman of the Board and Chief Executive Officer*
*(Principal Executive Officer)*

Pursuant to the requirements of the Securities Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and as of the date indicated.

| Signature | Capacity | Date |
|---|---|---|
| /s/ Noah Gottdiener<br>Noah Gottdiener | Chairman of the Board,<br>Chief Executive Officer and Director<br>*(Principal Executive Officer)* | February 24, 2010 |
| /s/ Gerard Creagh<br>Gerard Creagh | President and Director | February 24, 2010 |
| /s/ Jacob L. Silverman<br>Jacob L. Silverman | Chief Financial Officer<br>*(Principal Financial and Accounting Officer)* | February 24, 2010 |
| /s/ Robert M. Belke<br>Robert M. Belke | Director | February 24, 2010 |
| /s/ Peter W. Calamari<br>Peter W. Calamari | Director | February 24, 2010 |
| /s/ William R. Carapezzi<br>William R. Carapezzi | Director | February 24, 2010 |
| /s/ William J. Hannigan<br>William J. Hannigan | Director | February 24, 2010 |
| /s/ Harvey M. Krueger<br>Harvey M. Krueger | Director | February 24, 2010 |
| /s/ Sander M. Levy<br>Sander M. Levy | Director | February 24, 2010 |
| /s/ Jeffrey D. Lovell<br>Jeffrey D. Lovell | Director | February 24, 2010 |

[This page intentionally left blank.]

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

**Audited Consolidated Financial Statements:**



**Financial Statement Schedules:**

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Duff & Phelps Corporation and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Duff & Phelps Corporation and subsidiaries (the "Successor") as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity and comprehensive income/(loss), and cash flows for the years ended December 31, 2009 and December 31, 2008, and the period from October 4, 2007 to December 31, 2007. We have also audited the related consolidated statements of operations, unitholders' equity and comprehensive income, and cash flows of Duff & Phelps Acquisitions, LLC and subsidiaries (the "Predecessor") for the period from January 1, 2007 to October 3, 2007. In connection with our audits of the consolidated financial statements, we also have audited the consolidated financial statement schedule II, Valuation and Qualifying Accounts. These consolidated financial statements and the accompanying consolidated financial statement schedule are the responsibility of the Successor's and Predecessor's (collectively the "Company") management. Our responsibility is to express an opinion on these consolidated financial statements and the consolidated financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Successor as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years ended December 31, 2009, December 31, 2008 and the period from October 4, 2007 to December 31, 2007, in conformity with U.S. generally accepted accounting principles. Further, in our opinion, the Predecessor's consolidated financial statements referred to above present fairly, in all material respects, the results of its operations and cash flows for the period January 1, 2007 to October 3, 2007 in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Successor commenced operations on October 4, 2007 as a result of the closing of its initial public offering and obtained control of the Predecessor.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Successor's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 24, 2010 expressed an unqualified opinion on the effectiveness of the Successor's internal control over financial reporting.

/s/ KPMG LLP

New York, New York
February 24, 2010

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Duff & Phelps Corporation and Subsidiaries:

We have audited Duff & Phelps Corporation and subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Duff & Phelps Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Duff & Phelps Corporation and subsidiaries (the "Successor") as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity and comprehensive income/(loss), and cash flows for the years ended December 31, 2009 and December 31, 2008 and the period from October 4, 2007 to December 31, 2007. We have also audited the related consolidated statements of operations, unitholders' equity and comprehensive income, and cash flows of Duff & Phelps Acquisitions, LLC and subsidiaries (the "Predecessor") for the period from January 1, 2007 to October 3, 2007. Our report dated February 24, 2010 expressed an unqualified opinion on those consolidated financial statements and the related consolidated financial statement schedule.

/s/ KPMG LLP

New York, New York
February 24, 2010

**Duff & Phelps Corporation and Subsidiaries**
**Consolidated Statements of Operations**
**(In thousands, except per share data)**

| | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, 2009 | Year Ended December 31, 2008 | Period from October 4 to December 31, 2007 | Period from January 1 to October 3, 2007 |
| Revenues | $ 370,903 | $ 381,476 | $ 87,883 | $ 253,275 |
| Reimbursable expenses | 11,083 | 10,546 | 2,824 | 9,946 |
| Total revenues | 381,986 | 392,022 | 90,707 | 263,221 |
| Direct client service costs | | | | |
| Compensation and benefits (includes $16,432 and $20,537 of equity-based compensation for the years ended December 31, 2009 and 2008; $23,806 for the period October 4, 2007 to December 31, 2007; $23,187 for the period January 1 to October 3, 2007) | 210,302 | 216,137 | 71,141 | 158,748 |
| Other direct client service costs | 7,232 | 8,224 | 1,440 | 2,307 |
| Acquisition retention expenses | - | 793 | 217 | 2,035 |
| Reimbursable expenses | 11,158 | 10,623 | 2,586 | 10,079 |
| | 228,692 | 235,777 | 75,384 | 173,169 |
| Operating expenses | | | | |
| Selling, general and administrative (includes $7,223 and $10,803 of equity-based compensation for the years ended December 31, 2009 and 2008; $2,856 for the period October 4, 2007 to December 31, 2007; $8,241 for the period January 1 to October 3, 2007) | 99,162 | 108,312 | 25,308 | 70,946 |
| Depreciation and amortization | 10,244 | 9,816 | 2,384 | 6,754 |
| | 109,406 | 118,128 | 27,692 | 77,700 |
| Operating income/(loss) | 43,888 | 38,117 | (12,369) | 12,352 |
| Other expense/(income) | | | | |
| Interest income | (53) | (668) | (763) | (1,306) |
| Interest expense | 1,131 | 3,475 | 1,426 | 5,494 |
| Loss on early extinguishment of debt | 1,737 | - | - | - |
| Other expense | 141 | 398 | 369 | 215 |
| | 2,956 | 3,205 | 1,032 | 4,403 |
| Income/(loss) before income taxes | 40,932 | 34,912 | (13,401) | 7,949 |
| Provision for income taxes | 12,264 | 10,619 | 1,176 | 1,051 |
| Net income/(loss) | 28,668 | 24,293 | (14,577) | 6,898 |
| Less: Net income/(loss) attributable to noncontrolling interest | 17,100 | 19,068 | (8,225) | - |
| Net income/(loss) attributable to Duff & Phelps Corporation | $ 11,568 | $ 5,225 | $ (6,352) | $ 6,898 |
| Weighted average shares of Class A common stock outstanding | | | | |
| Basic | 19,013 | 13,225 | 13,018 | |
| Diluted | 19,795 | 13,501 | 13,018 | |
| Net income per share attributable to stockholders of Class A common stock of Duff & Phelps Corporation (Note 4) | | | | |
| Basic | $ 0.57 | $ 0.37 | $ (0.49) | |
| Diluted | $ 0.54 | $ 0.36 | $ (0.49) | |
| Cash dividends declared per common share | $ 0.15 | - | - | |

*See accompanying notes to the consolidated financial statements.*

**Duff & Phelps Corporation and Subsidiaries**
**Consolidated Balance Sheets**
**(In thousands, except per share data)**

| | December 31, 2009 | December 31, 2008 |
|---|---|---|
| **ASSETS** | | |
| Current assets | | |
| Cash and cash equivalents | $ 107,311 | $ 81,381 |
| Accounts receivable, net (Note 2) | 55,079 | 55,876 |
| Unbilled services | 22,456 | 17,938 |
| Prepaid expenses and other current assets | 6,100 | 6,599 |
| Net deferred income taxes, current | 4,601 | 4,304 |
| Total current assets | 195,547 | 166,098 |
| Property and equipment, net (Note 6) | 27,413 | 28,350 |
| Goodwill (Note 7) | 122,876 | 116,456 |
| Intangible assets, net (Note 7) | 27,907 | 32,197 |
| Other assets | 3,218 | 3,541 |
| Investments related to deferred compensation plan (Note 15) | 17,807 | 7,946 |
| Net deferred income taxes, non-current | 112,265 | 61,609 |
| Total non-current assets | 311,486 | 250,099 |
| Total assets | $ 507,033 | $ 416,197 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current liabilities | | |
| Accounts payable | $ 2,459 | $ 3,692 |
| Accrued expenses | 11,609 | 4,424 |
| Accrued compensation and benefits | 35,730 | 39,282 |
| Accrued benefits related to deferred compensation plan (Note 15) | - | 8,479 |
| Other current liabilities (Note 9) | 4,626 | 4,395 |
| Current portion of long-term debt (Note 8) | - | 794 |
| Current portion due to noncontrolling unitholders | 4,303 | 3,148 |
| Total current liabilities | 58,727 | 64,214 |
| Long-term debt, less current portion (Note 8) | - | 42,178 |
| Liability related to deferred compensation plan (Note 15) | 18,051 | - |
| Other long-term liabilities (Note 9) | 15,400 | 16,715 |
| Due to noncontrolling unitholders, less current portion | 101,098 | 55,331 |
| Total non-current liabilities | 134,549 | 114,224 |
| Total liabilities | 193,276 | 178,438 |
| Commitments and contingencies (Note 13) | | |
| Stockholders' equity | | |
| Preferred stock (50,000 shares authorized; zero issued and outstanding) | - | - |
| Class A common stock, par value $0.01 per share (100,000 shares authorized; 27,290 and 14,719 shares issued and outstanding at December 31, 2009 and 2008, respectively) | 273 | 147 |
| Class B common stock, par value $0.0001 per share (50,000 shares authorized; 12,974 and 20,889 shares issued and outstanding at December 31, 2009 and 2008, respectively) | 1 | 2 |
| Additional paid-in capital | 207,210 | 100,985 |
| Accumulated other comprehensive income | 693 | 122 |
| Retained earnings/(accumulated deficit) | 6,709 | (1,127) |
| Total stockholders' equity of Duff & Phelps Corporation | 214,886 | 100,129 |
| Noncontrolling interest | 98,871 | 137,630 |
| Total stockholders' equity | 313,757 | 237,759 |
| Total liabilities and stockholders' equity | $ 507,033 | $ 416,197 |

*See accompanying notes to the consolidated financial statements.*

**Duff & Phelps Corporation and Subsidiaries**
**Consolidated Statements of Cash Flows**
**(In thousands)**

| | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, 2009 | Year Ended December 31, 2008 | Period from October 4 to December 31, 2007 | Period from January 1 to October 3, 2007 |
| **Cash flows from operating activities:** | | | | |
| Net income/(loss) | $ 28,668 | $ 24,293 | $ (14,577) | $ 6,898 |
| Adjustments to reconcile net income/(loss) to net cash provided by operating activities: | | | | |
| Depreciation and amortization | 10,244 | 9,816 | 2,384 | 6,754 |
| Equity-based compensation | 23,655 | 31,340 | 26,662 | 31,428 |
| Bad debt expense | 2,386 | 1,604 | 450 | 266 |
| Net deferred income taxes | (941) | (384) | (4,015) | 242 |
| Loss on early extinguishment of debt | 1,674 | - | - | - |
| Other | 368 | 2,353 | 708 | 880 |
| Changes in assets and liabilities providing/(using) cash: | | | | |
| Accounts receivable | (1,492) | (9,030) | 6,240 | (8,701) |
| Unbilled services | (4,518) | 5,427 | (4,919) | (3,796) |
| Prepaid expenses and other current assets | 452 | (237) | 2,813 | (3,322) |
| Other assets | (3,639) | 2,916 | 9,699 | (5,123) |
| Accounts payable and accrued expenses | 4,515 | (4,108) | (3,564) | 15,437 |
| Accrued compensation and benefits | 9,839 | (20,088) | 15,815 | 3,836 |
| Deferred revenues | 352 | (5,051) | 2,388 | (247) |
| Other liabilities | (1,487) | 1,536 | 2,802 | 4,981 |
| Due to noncontrolling unitholders from payments pursuant to the Tax Receivable Agreement | (3,090) | (791) | - | - |
| Due from affiliates | - | - | - | (20,063) |
| Net cash provided by operating activities | 66,986 | 39,596 | 42,886 | 29,470 |
| **Cash flows from investing activities:** | | | | |
| Purchase of property and equipment | (5,517) | (11,836) | (4,247) | (9,636) |
| Business acquisitions, net of cash acquired | (5,291) | (16,520) | (8,065) | 513 |
| Purchase of investments for deferred compensation plan | (6,658) | (10,466) | (1,789) | - |
| Proceeds from sale of investments in deferred compensation plan | - | 1,692 | - | - |
| Net cash used in investing activities | (17,466) | (37,130) | (14,101) | (9,123) |
| **Cash flows from financing activities:** | | | | |
| Net proceeds from sale of Class A common stock | 148,840 | - | 186,718 | - |
| Proceeds from exercise of IPO Options | 1,202 | 69 | - | - |
| Redemption of noncontrolling unitholders | (104,612) | - | (140,498) | - |
| Repayments of debt | (42,763) | (794) | (35,000) | (793) |
| Distributions to noncontrolling unitholders | (21,976) | (9,753) | (575) | (28,374) |
| Dividends | (3,757) | - | - | - |
| Repurchases of Class A common stock | (915) | - | - | - |
| Payment of costs for debt issuance and extinguishment | (471) | (589) | - | - |
| Principal payments under capital lease obligation | - | - | (62) | (187) |
| Repurchase of equity units | - | - | - | (343) |
| Net cash provided by/(used in) financing activities | (24,452) | (11,067) | 10,583 | (29,697) |
| Effect of exchange rate on cash and cash equivalents | 862 | (261) | 337 | 756 |
| Net increase/(decrease) in cash and cash equivalents | 25,930 | (8,862) | 39,705 | (8,594) |
| Cash and cash equivalents at beginning of period | 81,381 | 90,243 | 50,538 | 59,132 |
| **Cash and cash equivalents at end of period** | $ 107,311 | $ 81,381 | $ 90,243 | $ 50,538 |

*See accompanying notes to the consolidated financial statements.*

**Duff & Phelps Corporation and Subsidiaries**
**Consolidated Statement of Cash Flows – Continued**
**(In thousands)**

| | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, 2009 | Year Ended December 31, 2008 | Period from October 4 to December 31, 2007 | Period from January 1 to October 3, 2007 |
| **Supplemental disclosures of cash flow activities:** | | | | |
| Interest paid | $ 746 | $ 3,043 | $ - | $ 6,102 |
| Income taxes paid | $ 5,073 | $ 7,690 | $ 3,670 | $ 1,815 |
| **Supplemental disclosures of non-cash investing and financing activities:** | | | | |
| Class A common stock issued for business acquisitions | $ 180 | $ 5,443 | $ 3,000 | $ - |
| Exchange of New Class A Units and Class B common stock for Class A common stock | $ 8 | $ 1 | $ - | $ - |

*See accompanying notes to the consolidated financial statements.*

**Duff & Phelps Corporation and Subsidiaries**
**Consolidated Statement of Unitholders' Equity**
**and Comprehensive Income**
**(In thousands)**

| | Predecessor |
|---|---|
| | Period from January 1 to October 3, 2007 |
| Unitholders' equity: | |
| Class C Units at beginning-of-period | 100 |
| Issuance of units in conjunction with CVC acquisition | - |
| Repurchase of units | - |
| Class C Units at end-of-period | 100 |
| Class D Units at beginning-of-period | 9,852 |
| Issuance of units in conjunction with CVC acquisition | - |
| Forfeiture of units | - |
| Class D Units at end-of-period | 9,852 |
| Class E Units at beginning-of-period | 16,948 |
| Granted | 1,272 |
| Repurchased | (22) |
| Forfeiture of units | (764) |
| Class E Units at end-of-period | 17,434 |
| Class F Units at beginning-of-period | 3,000 |
| Issuance of units in conjunction with Chanin acquisition | - |
| Class F Units at end-of-period | 3,000 |
| Class G Units at beginning-of-period | 9,855 |
| Issuance of units in conjunction with Chanin acquisition | - |
| Forfeiture of units | (520) |
| Class G Units at end-of-period | 9,335 |

*See accompanying notes to the consolidated financial statements.*

**Duff & Phelps Corporation and Subsidiaries**
**Consolidated Statement of Unitholders' Equity**
**and Comprehensive Income – Continued**
**(In thousands)**

| | Predecessor |
|---|---|
| | Period from January 1 to October 3, 2007 |
| Class F Units at beginning-of-period | $ 1,710 |
| Issuance of units in conjunction with Chanin acquisition | - |
| Class F Units at end-of-period | $ 1,710 |
| | |
| Additional paid-in capital: | |
| Balance at beginning-of-period | $ 2,343 |
| Reclassification of equity-based awards | 6,262 |
| Equity-based compensation | 861 |
| Conversion of DPA liability awards to equity | 91,937 |
| Collapse of DPA redeemable units | 39,024 |
| Collapse of DPA Class F units | 1,710 |
| Repurchase of units | (219) |
| Balance at end-of period | 141,918 |
| | |
| Accumulated other comprehensive income/(loss): | |
| Balance at beginning-of-period | (248) |
| Affect of adoption of SFAS 158 | - |
| Amortization of post-retirement benefits | 36 |
| Currency translation adjustment | 755 |
| Balance at end-of period | 543 |
| | |
| Retained earnings/(deficit) | |
| Balance at beginning-of-period | (1,760) |
| Net income/(loss) | 6,898 |
| Distribution to unitholders | (28,277) |
| Balance at end-of period | (23,139) |
| Total unitholders' equity | $ 119,322 |
| | |
| Comprehensive income: | |
| Net income | $ 6,898 |
| Amortization of post-retirement benefits | 36 |
| Currency translation adjustment | 755 |
| Total comprehensive income | $ 7,689 |

*See accompanying notes to the consolidated financial statements.*

**Duff & Phelps Corporation and Subsidiaries**
**Consolidated Statement of Stockholders' Equity**
**and Comprehensive Income/(Loss)**
**(In thousands)**

| SUCCESSOR | Total Stockholders' Equity | Comprehensive Income | Stockholders of Duff & Phelps Corporation | | | | | | | Noncontrolling Interest |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | Common Stock - Class A | | Common Stock - Class B | | Additional Paid-in Capital | Accumulated Other Comprehensive Income | Retained Earnings/ (Accumulated Deficit) | |
| | | | Shares | Dollars | Shares | Dollars | | | | |
| Beginning balance | $ - | | - | $ - | - | $ - | $ - | $ - | $ - | $ - |
| Net loss available to holders of Class A common stock for the period October 4 to December 31, 2007 | (14,577) | $ (14,577) | - | - | - | - | - | - | (6,352) | (8,225) |
| Currency translation adjustment | 337 | 337 | - | - | - | - | - | 130 | - | 207 |
| Amortization of post-retirement benefits | 11 | 11 | - | - | - | - | - | 4 | - | 7 |
| Total comprehensive income | (14,229) | $ (14,229) | - | - | - | - | - | 134 | (6,352) | (8,011) |
| Issuance of common stock (IPO), net of $20,238 of issuance costs | 132,482 | | 9,545 | 96 | - | - | 132,386 | - | - | - |
| Issuance of common stock for Shinsei transaction | 54,236 | | 3,375 | 34 | - | - | 54,202 | - | - | - |
| Issuance of common stock for Rash acquisition | 3,000 | | 144 | 1 | - | - | 1,145 | - | - | 1,854 |
| Issuance of restricted stock awards | - | | 61 | - | - | - | - | - | - | - |
| Contribution of DPA net assets | 119,325 | | - | - | 30,000 | 3 | 119,322 | - | - | - |
| Redemption of DPA New Class A Units | (140,499) | | - | - | (8,887) | (1) | (140,498) | - | - | - |
| Initial allocation on noncontrolling interest in DPA | - | | - | - | - | - | (102,535) | - | - | 102,535 |
| Cancellations | - | | - | - | (23) | - | - | - | - | - |
| Deferred tax asset effective tax rate conversion | 1,580 | | - | - | - | - | 1,580 | - | - | - |
| Equity-based compensation | 26,164 | | - | - | - | - | 10,204 | - | - | 15,960 |
| Distributions to DPA noncontrolling unitholders | (576) | | - | - | - | - | (219) | - | - | (357) |
| Other | - | | - | - | - | - | 2 | - | - | (2) |
| **Balance as of December 31, 2007** | $ 181,483 | | 13,125 | $ 131 | 21,090 | $ 2 | $ 75,589 | $ 134 | $ (6,352) | $ 111,979 |

*See accompanying notes to the consolidated financial statements.*

**Duff & Phelps Corporation and Subsidiaries**
**Consolidated Statement of Stockholders' Equity**
**and Comprehensive Income/(Loss) – Continued**
**(In thousands)**

| SUCCESSOR | Total Stockholders' Equity | Comprehensive Income | Stockholders of Duff & Phelps Corporation: Common Stock - Class A Shares | Common Stock - Class A Dollars | Common Stock - Class B Shares | Common Stock - Class B Dollars | Additional Paid-in Capital | Accumulated Other Comprehensive Income/(Loss) | Retained Earnings/ (Accumulated Deficit) | Noncontrolling Interest |
|---|---|---|---|---|---|---|---|---|---|---|
| **Balance as of December 31, 2007** | $ 181,483 | | 13,125 | $ 131 | 21,090 | $ 2 | $ 75,589 | $ 134 | $ (6,352) | $ 111,979 |
| Net income for the year ended December 31, 2008 | 24,293 | $ 24,293 | - | - | - | - | - | - | 5,225 | 19,068 |
| Currency translation adjustment | (262) | (262) | - | - | - | - | - | (111) | - | (151) |
| Amortization of post-retirement benefits | 209 | 209 | - | - | - | - | - | 86 | - | 123 |
| Total comprehensive income/(loss) | 24,240 | $ 24,240 | - | - | - | - | - | (25) | 5,225 | 19,040 |
| Issuance of common stock | 5,443 | | 322 | 3 | - | - | 2,221 | - | - | 3,219 |
| Conversion of New Class A Units | - | | 69 | - | (69) | - | - | - | - | - |
| Issuance of restricted stock awards | 13 | | 1,226 | 13 | - | - | - | - | - | - |
| Exercise of stock options | 255 | | 16 | - | - | - | 255 | - | - | - |
| Forfeitures | - | | (39) | - | (132) | - | - | - | - | - |
| Equity-based compensation | 30,725 | | - | - | - | - | 12,671 | - | - | 18,054 |
| Income tax benefit on equity-based compensation | 131 | | - | - | - | - | 131 | - | - | - |
| Distributions to noncontrolling unitholders | (9,752) | | - | - | - | - | (597) | - | - | (9,155) |
| Change in ownership interests between periods | - | | - | - | - | - | 5,843 | 13 | - | (5,856) |
| Adjustment to due to noncontrolling unitholders | 5,982 | | - | - | - | - | 5,982 | - | - | - |
| Deferred tax asset effective tax rate conversion | (889) | | - | - | - | - | (889) | - | - | - |
| Other | 128 | | - | - | - | - | (221) | - | - | 349 |
| **Balance as of December 31, 2008** | $ 237,759 | | 14,719 | $ 147 | 20,889 | $ 2 | $ 100,985 | $ 122 | $ (1,127) | $ 137,630 |

*See accompanying notes to the consolidated financial statements.*

**Duff & Phelps Corporation and Subsidiaries**
**Consolidated Statement of Stockholders' Equity**
**and Comprehensive Income/(Loss) – Continued**
**(In thousands)**

| | | | Stockholders of Duff & Phelps Corporation | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | Common Stock - Class A | | Common Stock - Class B | | | | | |
| SUCCESSOR | Total Stockholders' Equity | Comprehensive Income | Shares | Dollars | Shares | Dollars | Additional Paid-in Capital | Accumulated Other Comprehensive Income | Retained Earnings/ (Accumulated Deficit) | Noncontrolling Interest |
| **Balance as of December 31, 2008** | $ 237,759 | | 14,719 | $ 147 | 20,889 | $ 2 | $ 100,985 | $ 122 | $ (1,127) | $ 137,630 |
| Comprehensive income | | | | | | | | | | |
| Net income for the year ended December 31, 2009 | 28,668 | $ 28,668 | - | - | - | - | - | - | 11,568 | 17,100 |
| Currency translation adjustment | 862 | 862 | - | - | - | - | - | 668 | - | 194 |
| Amortization of post-retirement benefits | (134) | (134) | - | - | - | - | - | (88) | - | (46) |
| Total comprehensive income | 29,396 | $ 29,396 | - | - | - | - | - | 580 | 11,568 | 17,248 |
| Sale of Class A common stock | 148,840 | | 10,550 | 106 | - | - | 71,437 | - | - | 77,297 |
| Issuance of Class A common stock for acquisitions | 180 | | 10 | - | - | - | 78 | - | - | 102 |
| Exchange of New Class A Units | 8 | | 770 | 8 | (770) | - | (3) | - | - | 3 |
| Net issuance of restricted stock awards | (901) | | 1,318 | 13 | - | - | (435) | - | - | (479) |
| Redemption of New Class A Units | (104,612) | | - | - | (7,050) | (1) | (51,415) | - | - | (53,196) |
| Adjustments to due to noncontrolling unitholders pursuant to the Tax Receivable Agreement | (50,012) | | - | - | - | - | (50,012) | - | - | - |
| Issuance for exercise of IPO Options | 1,146 | | 72 | - | - | - | 681 | - | - | 465 |
| Forfeitures | 2 | | (149) | (1) | (95) | - | 3 | - | - | - |
| Equity-based compensation | 23,999 | | - | - | - | - | 13,126 | - | - | 10,873 |
| Income tax benefit/(shortfall) on equity-based compensation | (74) | | - | - | - | - | (74) | - | - | - |
| Distributions to noncontrolling unitholders | (21,976) | | - | - | - | - | (10,570) | - | - | (11,406) |
| Change in ownership interests between periods | - | | - | - | - | - | 79,605 | (9) | - | (79,596) |
| Change in deferred tax asset associated with stockholders' equity | 53,734 | | - | - | - | - | 53,804 | - | - | (70) |
| Dividends on Class A common stock | (3,732) | | - | - | - | - | - | - | (3,732) | - |
| **Balance as of December 31, 2009** | $ 313,757 | | 27,290 | $ 273 | 12,974 | $ 1 | $ 207,210 | $ 693 | $ 6,709 | $ 98,871 |

*See accompanying notes to the consolidated financial statements.*

## Note 1. Organization and Nature of the Company

Duff & Phelps Corporation (the "Company"), a Delaware corporation, was incorporated on April 23, 2007 as a holding company for the purpose of facilitating an initial public offering ("IPO") of the Company's common equity and to become the sole managing member of Duff & Phelps Acquisitions, LLC and subsidiaries ("D&P Acquisitions"). The Company has not engaged in any business or other activities except in connection with its formation and the IPO.

The Company is a leading provider of independent financial advisory and investment banking services. Its mission is to help our clients protect, maximize and recover value by providing independent advice on issues involving highly technical and complex assessments in the areas of valuation, transactions, financial restructuring, disputes and taxation. The Company believes that the Duff & Phelps brand is associated with experienced professionals who give trusted guidance in a responsive manner. The Company serves a global client base through offices in 23 cities, comprised of offices in 17 U.S. cities, including New York, Chicago, Dallas and Los Angeles, and six international offices located in Amsterdam, London, Munich, Paris, Shanghai and Tokyo.

### IPO and Related Transactions

On September 27, 2007, a registration statement relating to shares of Class A common stock of the Company was declared effective and the price of such shares was set at $16.00 per share. The IPO closed on October 3, 2007. Pursuant to the IPO, the Company sold 9,545 shares of Class A common stock (including 1,245 shares of Class A common stock sold as a result of the exercise of the underwriters' over-allotment option).

References to "Successor" refer to the period subsequent to the IPO and related transactions of the Company and its consolidated subsidiaries. References to "Predecessor" refer to the period prior to the IPO and related transactions of D&P Acquisitions. D&P Acquisitions or "Predecessor" was comprised of certain consolidated entities under the common ownership of D&P Acquisitions. References to "revenue" or "revenues" refer to revenue excluding client reimbursable expenses, unless otherwise noted. Amounts are reported in thousands, except for per share amounts, rate-per-hour, headcount or where the context requires otherwise.

As a result of the IPO and the Recapitalization Transactions (as defined and described below), the Company became the sole managing member of and has a controlling interest in D&P Acquisitions. The Company's only business is to act as the sole managing member of D&P Acquisitions, and, as such, the Company operates and controls all of the business and affairs of D&P Acquisitions and consolidates the financial results of D&P Acquisitions into the Company's consolidated financial statements effective as of the close of business October 3, 2007.

Immediately prior to the closing of the IPO of the Company on October 3, 2007, D&P Acquisitions effectuated certain transactions intended to simplify the capital structure of D&P Acquisitions (the "Recapitalization Transactions"). Prior to the Recapitalization Transactions, D&P Acquisitions' capital structure consisted of seven different classes of membership interests (Classes A through G, collectively "Legacy Units"), each of which had different capital accounts and amounts of aggregate distributions above which its holders share in future distributions. The net effect of the Recapitalization Transactions was to convert the Legacy Units into a single new class of units called "New Class A Units." The conversion of all of the different classes of units of D&P Acquisitions occurred in accordance with conversion ratios for each class of outstanding units based upon the liquidation value of D&P Acquisitions, as if it had been liquidated upon the IPO, with such value determined by the $16.00 price per share of Class A common stock sold in the IPO. The distribution of New Class A Units per class of outstanding units was determined pursuant to the distribution provisions set forth in D&P Acquisitions' Second Amended and Restated Limited Liability Company Agreement, dated October 31, 2006 ("2nd LLC Agreement").

In connection with the IPO, 8,887 New Class A Units of D&P Acquisitions were redeemed for an aggregate value of approximately $140,498 ("Redemption"). Upon completion of the Recapitalization Transactions and after the Redemption, there were 34,033 New Class A Units issued and outstanding, of which 12,920 units were held by the Company and 21,113 units were held by existing unitholders of D&P Acquisitions. Pursuant to the incorporation of the Company and the IPO Transactions (as defined below), the Company issued a number of shares of Class B

(In thousands, except per share amounts)

common stock to existing unitholders of D&P Acquisitions in an aggregate amount equal to the number of New Class A Units held by existing unitholders of D&P Acquisitions.

**Shinsei Investment and Initial Public Offering**

On September 1, 2007, the Company entered into a stock purchase agreement with Shinsei Bank, Limited, a Japanese corporation, pursuant to which the Company agreed to sell to Shinsei 3,375 shares of Class A common stock for approximately $54,200, or at a purchase price equal to $16.07 per share. The shares were held in escrow until the closing of the IPO on October 3, 2007, at which time they were issued. Shares of Class A common stock owned by Shinsei are subject to restrictions on transfer until September 5, 2009. Shinsei is currently permitted to sell up to 50% of its Class A common stock, and will be permitted to sell up to 75% of its Class A common stock on or after March 5, 2009 and 100% of its Class A common stock on or after September 5, 2009. In addition, Shinsei was restricted from purchasing any additional Class A common stock until March 5, 2009. In connection with this investment, the Company granted Shinsei registration rights. These shares were subsequently registered in a shelf registration on Form S-3 that permits the resale of these shares from time to time, subject to certain blackouts and other restrictions.

The IPO, together with the Shinsei Investment, resulted in the issuance by the Company of 12,920 shares of Class A common stock (including 1,245 shares of Class A common stock offered as a result of the exercise of the underwriters' over-allotment option), and net proceeds to the Company of approximately $186,718 (after deducting estimated fees and expenses associated with the IPO and Shinsei Investment). Upon consummation of the IPO and the Shinsei Investment, the Company contributed all of the net proceeds from the IPO and the Shinsei Investment to D&P Acquisitions, and D&P Acquisitions issued to the Company a number of New Class A Units equal to the number of shares of Class A common stock that the Company issued in connection with the IPO and the Shinsei Investment. In connection with its acquisition of New Class A Units, the Company became the sole managing member of D&P Acquisitions. D&P Acquisitions used the contributed net proceeds from the IPO and the Shinsei Investment to redeem approximately $140,498 of New Class A Units held by existing unitholders of D&P Acquisitions, $35,000 to repay borrowings and approximately $11,200 for general corporate purposes.

The following table summarizes the proceeds received from the IPO and Shinsei investment:

| | |
|---|---|
| Stock subscription: 8,300 shares at $16.00 per share | $ 132,800 |
| Stock subscription: 3,375 shares at $16.07 per share | 54,236 |
| Over allotment: 1,245 shares at $16.00 per share | 19,920 |
| IPO related expenses | (20,238) |
| Net proceeds | $ 186,718 |

- The Company became the sole managing member of D&P Acquisitions and, through D&P Acquisitions and its subsidiaries, operates the Duff & Phelps business;

- Investors in the IPO and Shinsei held 12,920 shares of the Company's Class A common stock, the existing unitholders of D&P Acquisitions held 21,113 shares of the Company's Class B common stock and 21,113 New Class A Units of D&P Acquisitions, and the Company held 12,920 New Class A Units of D&P Acquisitions immediately following the IPO; and

- The New Class A Units are exchangeable with D&P Acquisitions on a one-for-one basis for shares of the Company's Class A common stock. In connection with an exchange, a corresponding number of shares of the Company's Class B common stock will be required to be cancelled. However, the exchange of New Class A Units for shares of the Company's Class A common stock will not affect the Company's Class B common stockholders' voting power since the votes represented by the cancelled shares of the Company's Class B common stock will be replaced with the votes represented by the shares of Class A common stock for which such New Class A Units are exchanged.

The Recapitalization Transactions, the Shinsei Investment and the IPO are collectively referred to as the "IPO Transactions."

(In thousands, except per share amounts)

**Subsequent Offerings of Class A Common Stock**

On May 18, 2009, the Company consummated a follow-on offering with the sale of 8,050 newly issued shares of Class A common stock at $14.75 per share, less an underwriting discount of $0.7375 per share, as summarized in the following table ("May 2009 Follow-On Offering"):

| | |
|---|---|
| Stock subscription of 7,000 shares at $14.75 per share | $ 103,250 |
| Over allotment of 1,050 shares at $14.75 per share | 15,488 |
| Underwriting discount of 8,050 shares at $0.7375 per share | (5,937) |
| Offering related expenses | (993) |
| Net proceeds | $ 111,808 |

The Company used $67,112 of net proceeds to redeem 3,500 New Class A Units of D&P Acquisitions held by entities affiliated with Lovell Minnick Partners and Vestar Capital Partners and 1,050 New Class A Units of D&P Acquisitions held by employees (including executive officers), directors and entities affiliated with directors. Units were redeemed at a price per unit equal to the public offering price. In connection with the redemption, a corresponding number of shares of Class B common stock were cancelled. In addition, the Company used $42,366 of the net proceeds to repay outstanding borrowings, subsequently terminating its former credit facility with GE Capital Corporation (see Note 8). In connection with the repayment, the Company incurred a nonrecurring charge of $1,737 to reflect the accelerated amortization of the debt discount and issuance costs of which $1,674 was non-cash.

On November 9, 2009, the Company sold 2,500 shares of newly issued shares of Class A common stock to an underwriter at a price of $15.00 per share for an aggregate of $37,500 ("November 2009 Follow-On Offering"). The underwriter offered such shares to the public at a price of $15.50 per share for an aggregate of $38,750. The following table summarizes the net proceeds from the transaction:

| | |
|---|---|
| Stock subscription of 2,500 shares at $15.00 per share | $ 37,500 |
| Offering related expenses | (468) |
| Net proceeds | $ 37,032 |

The Company used the net proceeds to redeem 2,500 New Class A Units of D&P Acquisitions held by employees (including executive officers). Units were redeemed at a price of $15.00 per unit for an aggregate of $37,500. In connection with the redemption, a corresponding number of shares of Class B common stock were cancelled.

**Exchanges of New Class A Units to Class A Common Stock**

In connection with the closing of the IPO, D&P Acquisitions and certain of its existing unitholders entered into an exchange agreement under which, subject to the applicable minimum retained ownership requirements and certain other restrictions, including notice requirements, from time to time, typically once a quarter, such unitholders (or certain transferees thereof) will have the right to exchange with D&P Acquisitions their New Class A Units for shares of the Company's Class A common stock on a one-for-one basis ("Exchange Agreement"). In December 2009, 770 New Class A Units were exchanged for 770 shares of Class A common stock. In December 2008, 69 New Class A Units were exchanged for 69 shares of Class A common stock. In connection with the exchange, a corresponding number of shares of Class B common stock were cancelled. The Company received no other consideration in connection with the exchanges.

(In thousands, except per share amounts)

**Noncontrolling Interest**

The Company has sole voting power in and controls the management of D&P Acquisitions. As a result, the Company consolidates the financial results of D&P Acquisitions and records noncontrolling interest for the economic interest in D&P Acquisitions held by the existing unitholders to the extent the book value of their interest in D&P Acquisitions is greater than zero. The Company's economic interest in D&P Acquisitions totaled 67.8% at December 31, 2009.

Net income attributable to the noncontrolling interest on the statement of operations represents the portion of earnings or loss attributable to the economic interest in D&P Acquisitions held by the noncontrolling unitholders. Noncontrolling interest on the balance sheet represents the portion of net assets of D&P Acquisitions attributable to the noncontrolling unitholders based on the portion of total New Class A Units owned by such unitholders. The ownership of the New Class A Units is summarized as follows:

| | Duff & Phelps Corporation | Non-controlling Unitholders | Total |
|---|---|---|---|
| October 4, 2007 | 12,920 | 21,112 | 34,032 |
| Issuance of Class A common stock for acquisitions | 144 | - | 144 |
| Issuance of restricted stock awards | 61 | - | 61 |
| Forfeitures | - | (22) | (22) |
| December 31, 2007 | 13,125 | 21,090 | 34,215 |
| Issuance of Class A common stock for acquisitions | 322 | - | 322 |
| Exchange to Class A common stock | 69 | (69) | - |
| Issuance for exercises of IPO Options | 16 | - | 16 |
| Issuance of restricted stock awards | 1,226 | - | 1,226 |
| Forfeitures | (39) | (132) | (171) |
| December 31, 2008 | 14,719 | 20,889 | 35,608 |
| Sale of Class A common stock | 10,550 | - | 10,550 |
| Issuance of Class A common stock for acquisitions | 10 | - | 10 |
| Redemption of New Class A Units | - | (7,050) | (7,050) |
| Exchange to Class A common stock | 770 | (770) | - |
| Issuance for exercises of IPO Options | 72 | - | 72 |
| Net issuance of restricted stock awards | 1,318 | - | 1,318 |
| Forfeitures | (149) | (95) | (244) |
| December 31, 2009 | 27,290 | 12,974 | 40,264 |
| | | | |
| Percent of total | | | |
| December 31, 2007 | 38.4% | 61.6% | 100% |
| December 31, 2008 | 41.3% | 58.7% | 100% |
| December 31, 2009 | 67.8% | 32.2% | 100% |

(In thousands, except per share amounts)

A reconciliation from "Income before income taxes" to "Net income attributable to the noncontrolling interest" and "Net income attributable to Duff & Phelps Corporation" is detailed as follows:

| | Successor | | |
|---|---|---|---|
| | Year Ended December 31, 2009 | Year Ended December 31, 2008 | Period from October 4 to December 31, 2007 |
| Income/(loss) before income taxes | $ 40,932 | $ 34,912 | $ (13,401) |
| Less: provision for income taxes for entities other than Duff & Phelps Corporation[a][b] | (1,904) | (2,247) | (434) |
| Income/(loss) before income taxes, as adjusted | 39,028 | 32,665 | (13,835) |
| Ownership percentage of noncontrolling interest[d] | 43.8% | 58.4% | 59.5% |
| Net income/(loss) attributable to noncontrolling interest | 17,100 | 19,068 | (8,225) |
| Income/(loss) before income taxes, as adjusted, attributable to Duff & Phelps Corporation | 21,928 | 13,597 | (5,610) |
| Less: provision for income taxes of Duff & Phelps Corporation[a][c] | (10,360) | (8,372) | (742) |
| Net income/(loss) attributable to Duff & Phelps Corporation | $ 11,568 | $ 5,225 | $ (6,352) |

---

(a) The consolidated provision for income taxes is equal to the sum of (i) the provision for income taxes for entities other than Duff & Phelps Corporation and (ii) the provision for income taxes of Duff & Phelps Corporation. The consolidated provision for income taxes totaled $12,264 and $10,619 for the years ended December 31, 2009 and 2008, and $1,176 for the period from October 4 to December 31, 2007.

(b) The provision for income taxes for entities other than Duff & Phelps Corporation represents taxes imposed directly on Duff & Phelps, LLC, a wholly-owned subsidiary of D&P Acquisitions, and its subsidiaries, such as taxes imposed on certain domestic subsidiaries (*e.g.*, Rash & Associates, L.P.), taxes imposed by certain foreign jurisdictions, and taxes imposed by certain local and other jurisdictions (*e.g.*, New York City). Since Duff & Phelps, LLC is taxed as a partnership and a flow-through entity for U.S. federal and state income tax purposes, there is no provision for these taxes on income allocable to the noncontrolling interest.

(c) The provision of income taxes of Duff & Phelps Corporation includes all U.S. federal and state income taxes.

(d) Income before income taxes, as adjusted, is allocated to the noncontrolling interest based on the total New Class A Units vested for income tax purposes ("Tax-Vested Units") owned by the noncontrolling interest as a percentage of the aggregate amount of all Tax-Vested Units. This percentage may not necessarily correspond to the total number of New Class A Units at the end of each respective period.

(In thousands, except per share amounts)

**Distributions and Other Payments to Noncontrolling Unitholders**

The following table summarizes distributions and other payments to noncontrolling unitholders, as described more fully below:

| | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, 2009 | Year Ended December 31, 2008 | Period from October 4 to December 31, 2007 | Period from January 1 to October 3, 2007 |
| Distributions for taxes | $ 20,097 | $ 9,753 | $ 575 | $ 28,374 |
| Other distributions | 1,879 | - | - | - |
| Payments pursuant to the Tax Receivable Agreement | 3,090 | 791 | - | - |
| | $ 25,066 | $ 10,544 | $ 575 | $ 28,374 |

Distributions for taxes

As a limited liability company, D&P Acquisitions does not incur significant federal or state and local taxes, as these taxes are primarily the obligations of the members of D&P Acquisitions. As authorized by the Third Amended and Restated LLC Agreement of D&P Acquisitions, D&P Acquisitions is required to distribute cash, generally, on a pro rata basis, to its members to the extent necessary to provide funds to pay the members' tax liabilities, if any, with respect to the earnings of D&P Acquisitions. The tax distribution rate has been set at 45% of each member's allocable share of taxable income of D&P Acquisitions. D&P Acquisitions is only required to make such distributions if cash is available for such purposes as determined by the Company. The Company expects cash will be available to make these distributions. Upon completion of its tax returns with respect to the prior year, D&P Acquisitions may make true-up distributions to its members, if cash is available for such purposes, with respect to actual taxable income for the prior year.

Other distributions

During the year ended December 31, 2009, the Company distributed $1,879 to holders of New Class A Units of D&P Acquisitions (other than Duff & Phelps Corporation). The distributions were made concurrently with the dividend of $0.05 per share of Class A common stock outstanding to shareholders of record on June 12, 2009, August 18, 2009 and November 24, 2009. Concurrent with the payment of the dividends, holders of New Class A Units received a $0.05 distribution per vested unit which will be treated as a reduction in basis of each member's ownership interests. Pursuant to the terms of the Third Amended and Restated LLC Agreement of D&P Acquisitions, an amount of $0.05 per unvested unit was deposited into a segregated account and will be distributed once a year with respect to units that vested during that year. Any amounts related to unvested units that forfeit are returned to the Company.

Payments pursuant to the Tax Receivable Agreement

As a result of the Company's acquisition of New Class A Units of D&P Acquisitions, the Company expects to benefit from depreciation and other tax deductions reflecting D&P Acquisitions' tax basis for its assets. Those deductions will be allocated to the Company and will be taken into account in reporting the Company's taxable income. Further, as a result of a federal income tax election made by D&P Acquisitions applicable to a portion of the Company's acquisition of New Class A Units of D&P Acquisitions, the income tax basis of the assets of D&P Acquisitions underlying a portion of the units the Company has and will acquire (pursuant to the exchange agreement) will be adjusted based upon the amount that the Company has paid for that portion of its New Class A Units of D&P Acquisitions.

The Company has entered into a tax receivable agreement ("TRA") with the existing unitholders of D&P Acquisitions (for the benefit of the existing unitholders of D&P Acquisitions) that provides for the payment by the Company to the unitholders of D&P Acquisitions of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that the Company realizes (i) from the tax basis in its proportionate share of D&P

**(In thousands, except per share amounts)**

Acquisitions' goodwill and similar intangible assets that the Company receives as a result of the exchanges and (ii) from the federal income tax election referred to above. D&P Acquisitions expects to make future payments under the TRA to the extent cash is available for such purposes.

At December 31, 2009, the Company recorded a liability of $105,401, representing the payments due to D&P Acquisitions' unitholders under the TRA (see current and non-current portion of "Due to noncontrolling unitholders" on the Company's Consolidated Balance Sheets). This amount includes additional obligations generated from the redemption of 7,050 New Class A Units of D&P Acquisitions in conjunction with the May 2009 and November 2009 Follow-On Offerings. These transactions resulted in an increase in the TRA liability and an associated increase in net deferred tax assets.

During the year ended December 31, 2010, the Company expects to pay $4,303 of the total amount. The basis for determining the current portion of the payments due to D&P Acquisitions' unitholders under the TRA is the expected amount of payments to be made within the next 12 months. The long-term portion of the payments due to D&P Acquisitions' unitholders under the tax receivable agreement is the remainder. Payments are anticipated to be made annually over 15 years, commencing from the date of each event that gives rise to the TRA benefits, beginning with the date of the closing of the IPO on October 3, 2007. The payments are made in accordance with the terms of the TRA. The timing of the payments is subject to certain contingencies including Duff & Phelps Corporation having sufficient taxable income to utilize all of the tax benefits defined in the TRA.

To determine the current amount of the payments due to D&P Acquisitions' unitholders under the tax receivable agreement, the Company estimated the amount of taxable income that Duff & Phelps Corporation has generated over the previous fiscal year. Next, the Company estimated the amount of the specified TRA deductions at year end. This was used as a basis for determining the amount of tax reduction that generates a TRA obligation. In turn, this was used to calculate the estimated payments due under the TRA that the Company expects to pay in the next 12 months. These calculations are performed pursuant to the terms of the TRA.

Obligations pursuant to the Tax Receivable Agreement are obligations of Duff & Phelps Corporation. They do not impact the noncontrolling interest. These obligations are not income tax obligations and have no impact on the tax provision or the allocation of taxes. Furthermore, the TRA has no impact on the allocation of the provision for income taxes to the Company's net income. In general, items of income and expense are allocated on the basis of member's ownership interests pursuant to the Third Amended and Restated Limited Liability Company Agreement of Duff & Phelps Acquisitions, LLC.

During the year ended December 31, 2009, the Company recorded an immaterial adjustment to increase the payments due to D&P Acquisitions' unitholders under the tax receivable agreement by $3,579 with an offsetting credit to additional paid-in-capital. The adjustment resulted from a correction to the calculation of the tax receivable agreement liability in conjunction with the IPO transactions. Although the revision related to the date of the closing of the IPO transactions, it did not have a material impact on the Company's financial position through the date of the adjustment, June 30, 2009, and as of December 31, 2009.

## Note 2. Summary of Significant Accounting Policies

### Principles of Consolidation

The consolidated financial statements of the Successor and Predecessor have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and include the accounts of the Company, its controlled subsidiaries and other entities consolidated as required by GAAP.

At December 31, 2009, the Company reclassified its liability to participants of its deferred compensation plan from current to non-current to reflect the long-term nature of this amount.

### Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the periods presented. Actual results could differ from these estimates. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are deemed to be necessary. Significant estimates made in the accompanying consolidated financial statements include, but are not limited to the following:

- proportional performance under client engagements for the purpose of determining revenue recognition,
- accounts receivable and unbilled services valuation,
- incentive compensation and other accrued benefits,
- useful lives of intangible assets,
- the carrying value of goodwill and intangible assets,
- amounts due to noncontrolling unitholders,
- reserves for estimated tax liabilities,
- contingent liabilities, and
- certain estimates and assumptions used in the calculation of the fair value of equity compensation issued to employees and segment operating income.

The Company is subject to uncertainties, such as the impact of future events, economic, environmental and political factors, and changes in the business climate; therefore, actual results may differ from those estimates. When no estimate in a given range is deemed to be better than any other when estimating contingent liabilities, the low end of the range is accrued. Accordingly, the accounting estimates used in the preparation of the Company's consolidated financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company's operating environment changes. Changes in estimates are made when circumstances warrant. Such changes and refinements in estimation methodologies are reflected in reported results of operations; if material, the effects of changes in estimates are disclosed in the notes to the consolidated financial statements.

### Revenue Recognition

The Company recognizes revenues in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 605, *Revenue Recognition.* Revenue is recognized when persuasive evidence of an arrangement exists, the related services are provided, the price is fixed or determinable and collectability is reasonably assured.

Revenues are primarily generated from financial advisory, corporate finance consulting and investment banking services. The Company typically enters into these engagements on a time-and-materials basis, a fixed-fee basis or a contingent-fee basis. Revenues from time-and-materials engagements are recognized as the hours are incurred by the Company's professionals.

Revenues from fixed-fee engagements are recognized as the services are provided under a proportional performance method. The nature of services typically provided under fixed-fee engagements include (but are not limited to) purchase price allocations, goodwill and intangible asset impairment, international business combinations, option valuations, transfer pricing and litigation support services. Revenues for engagements under a proportional performance method are recognized based on estimates of work completed versus the total services to be provided under the engagement. Estimates of work completed are based on the level of services or billable hours provided by each member of the engagement team during the period relative to the estimated total level of effort or total billable hours required to perform the engagement. These estimates are continually monitored during the term of the contract and if appropriate are amended as the contract progresses.

Revenue recognition is affected by a number of factors that change the estimated amount of work required to complete the project such as changes in scope, the staffing on the engagement and the level of client participation. Periodic engagement reviews require the Company to make judgments and estimates regarding the overall profitability and stage of project completion, which, in turn, affect how the Company recognizes revenue.

Losses, if any, on fixed-fee engagements are recognized in the period in which the loss becomes probable and reasonably estimated.

In the absence of clear and reliable output measures, the Company believes that our method of recognizing service revenues, for contracts with fixed fees, based on hours of service provided represents an appropriate surrogate for output measures. The Company determined that an input-based approach was most appropriate because the input measures are deemed to be a reasonable substitute for output measures based on the performance of our obligations to the customer, and due to the fact that an input-based approach would not vary significantly from an output measure approach. The Company believes this methodology provides a reliable measure of the revenue from the advisory services the Company provides to our customers under fixed-fee engagements given the nature of the consulting services the Company provide and the following additional considerations:

- the Company is a specialty consulting firm;
- the Company's engagements do not typically have specific interim deliverables or milestones;
- the customer receives the benefit of the Company's services throughout the contract term;
- the customer is obligated to pay for services rendered even if a final deliverable is not produced, typically based on the proportional hours performed to date;
- the Company does not incur setup costs; and
- the Company expenses contract fulfillment costs, which are primarily compensation costs, as incurred.

The Company recognizes revenue over the period that the services are provided in proportion to the delivery of services as measured by billable hours as this reflects the pattern in which obligations to the customer are filled and by which the customer receives the benefit of the service. Revenue is not recognized on a straight-line basis or upon completion as this is not reflective of the manner in which services are provided.

The Company has engagements for which the revenues are contingent on successful completion of the project. Any contingent revenue on these contracts is not recognized until the contingency is resolved and payment is reasonably assured. Retainer fees under these arrangements are deferred and recognized ratably over the period in which the related service is rendered. Revenues from restructuring engagements that are performed with respect to cases in bankruptcy court are typically recognized in the month in which the services are performed unless there are objections and/or holdbacks mandated by court instructions. Costs related to these engagements are expensed as incurred.

Revenues for contracts with multiple elements are allocated based on the element's fair value. Fair value is determined based on the prices charged when each element is sold separately. Revenues are recognized in accordance with our accounting policies for the elements. Elements qualify for separation when the services have value on a stand-alone basis and fair value of the separate element exists. While determining fair value and identifying separate elements requires judgment, generally fair value and the separate elements are readily identifiable as the Company sells those elements individually outside of a multiple services engagement. Contracts with multiple elements are generally

**(In thousands, except per share amounts)**

fixed-fee or time-and-materials engagements. Contracts are typically terminable by either party upon sufficient notification and do not include provisions for refunds relating to services provided.
Differences between the timing of billings and the recognition of revenue are recognized as either unbilled services or deferred revenue in the accompanying Consolidated Balance Sheets. Revenues recognized for services performed but not yet billed to clients have been recorded as unbilled services. Client prepayments and retainers are classified as deferred revenue and recognized as earned or ratably over the service period.

Reimbursable expenses, including those relating to travel, other out-of-pocket expenses and any third-party costs, are included as a component of revenues. Expense reimbursements that are billable to clients are included in total revenues, and typically an equivalent amount of reimbursable expenses are included in total direct client service costs. Reimbursable expenses related to time and materials and fixed-fee engagements are recognized as revenue in the period in which the expense is incurred and collectability is reasonably assured. Taxes collected from customers and remitted to governmental authorities are presented in the income statement on a net basis.

**Accounts Receivable and Allowance for Doubtful Accounts**

Accounts receivable are recorded at face amounts less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes the allowance for doubtful accounts by calculating and recording a specified percentage of the individual open receivable balances. Specific allowances are also recorded based on historical experience, analysis of past due accounts, client creditworthiness and other current available information. The allowance for doubtful accounts totaled $1,690 and $1,701 at December 31, 2009 and 2008, respectively.

The provision for doubtful accounts is recorded as a reduction in revenue to the extent the provision relates to fee adjustments and other discretionary pricing adjustments. To the extent the provision relates to a client's inability to make required payments on accounts receivables, the provision is recorded in operating expenses.

**Concentration of Credit Risk**

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of receivables from clients. The Company performs ongoing credit evaluations of its major customers and maintains allowances for potential credit losses. No single client balance is considered large enough to pose a significant credit risk. No single client accounted for more than 1.5% of total revenues in the years ended December 31, 2009 and 2008, the period from October 4 to December 31, 2007, and the period from January 1 to October 3, 2007, except for one client that accounted for 8.1% of revenues in the year ended December 31, 2009. This client resulted from an engagement to serve as a financial advisor to the court appointed examiner of a large financial services company under bankruptcy protection. Bad debt expense is summarized as follows:

| | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, 2009 | Year Ended December 31, 2008 | Period from October 4 to December 31, 2007 | Period from January 1 to October 3, 2007 |
| Bad debt expense | $ 2,386 | $ 1,604 | $ 450 | $ 266 |

The Company has international operations in Europe and Asia. The Company has not entered into any transactions to hedge its exposure to these foreign exchange fluctuations through the use of derivative instruments or otherwise. An appreciation or depreciation of any of these currencies relative to the U.S. dollar would result in an adverse or beneficial impact to the Company's financial results. Historically, the value of these foreign currencies has fluctuated relative to the U.S. dollar. The net impact of the fluctuation of foreign currencies recorded in Accumulated Other Comprehensive Income is summarized on the Consolidated Statements of Stockholders' Equity.

**Cash and Cash Equivalents**

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in operating accounts at major financial institutions and also in money market mutual funds, in which the Company is exposed to market and credit risk.

**Property and Equipment**

Property and equipment are recorded at cost, less accumulated depreciation. Property and equipment are depreciated using the straight-line method based upon the following estimated useful lives: leasehold improvements – over the lesser of the estimated useful life of the asset or the remaining life of the lease; equipment and furniture – two to ten years; and software, computers and related equipment – two to five years.

**Goodwill and Other Intangible Assets**

Goodwill represents the excess of purchase price and related acquisition costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Under the provisions of FASB ASC 350-20, *Intangibles–Goodwill and Other*, goodwill is required to be tested for impairment on an annual basis and between annual tests whenever indications of impairment exist. Impairment exists when the carrying amount of goodwill exceeds its implied fair value, resulting in an impairment charge for this excess. Goodwill is tested for impairment annually, or more often when certain events or circumstances indicate impairment may exist.

The Company evaluates goodwill for impairment using a two-step impairment test approach at the reporting unit level. In the first step, the fair value for each of the Company's two reporting units is compared to its book value, including goodwill. If the fair value of the reporting unit is less than the book value, a second step is performed that compares the implied fair value of the reporting unit's goodwill to the book value of the goodwill. The fair value for the goodwill is determined based on the difference between the fair values of each of the two reporting units and the net fair values of the identifiable assets and liabilities of such reporting units. If the fair value of the goodwill is less than the book value, the difference is recognized as impairment. The Company has concluded that there has been no impairment of goodwill for each period presented.

The Company evaluates the remaining useful lives of intangible assets not being amortized each year to determine whether events or circumstances continue to support an indefinite useful life. There have been no changes in useful lives of indefinite-lived intangible assets for each period presented.

**Acquisition Accounting**

For business combinations for which the acquisition date is on or *before* January 1, 2009, the Company utilized the purchase method of accounting in accordance with FASB Statement No. 141, *Business Combinations* ("SFAS 141"). For business combinations for which the acquisition date is on or *after* January 1, 2009, the Company will utilize the purchase method of accounting in accordance with FASB ASC 805, *Business Combinations*. These standards require that the total cost of an acquisition be allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values at the date of acquisition. The allocation of the purchase price is dependent upon certain valuations and other studies. FASB ASC 805 introduced significant changes in the accounting for and reporting of business acquisitions, including changes in the accounting for contingent consideration.

**Impairment of Long-Lived Assets**

The Company evaluates long-lived assets, including amortizable identifiable intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Upon such an occurrence, recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to forecasted undiscounted net cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. For long-lived assets held for sale, assets are written down to fair value, less cost to sell. Fair value is determined based on discounted cash flows, appraised values or management's estimates, depending upon the nature of the assets.

**Fair Value of Financial Instruments**

The Company's financial instruments consist of cash and cash equivalents, an interest rate swap agreement, investments and liabilities related to the deferred compensation plan, accounts receivable, accounts payable, accrued expenses, debt and other liabilities. The fair value of these instruments approximated their carrying value at December 31, 2009 and 2008.

**Foreign Currency Translation**

The Company's foreign operations use their local currency as their functional currency. Financial statements of foreign subsidiaries are translated into U.S. dollars using period-end exchange rates for assets and liabilities and weighted average exchange rates for revenues and expenses. Adjustments resulting from translating net assets are reported as a separate component of accumulated other comprehensive income or loss within unitholders' and stockholders' equity under the caption currency translation adjustment. Gains or losses resulting from foreign currency transactions are included in selling, general and administrative expense in the consolidated statements of operations. Transaction gains and losses are not material.

**Other Comprehensive Income**

Comprehensive income is a measure of income which includes both net income and other comprehensive income or loss. Other comprehensive income or loss results from items deferred from recognition into the statement of operations. Accumulated other comprehensive loss is separately presented on the Company's consolidated balance sheet as part of unitholders' and stockholders' equity.

**Accounting for Equity-Based Compensation**

The Company accounts for equity-based compensation in accordance with the provisions of FASB ASC 718, *Compensation–Stock Compensation*. Equity-based compensation expense is based on fair value at the date of grant and is recognized over the requisite service period using the accelerated method of amortization for grants with graded vesting or using the straight-line method for grants with cliff vesting.

**Income Taxes**

The Company accounts for income taxes under the asset and liability method prescribed by FASB ASC 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Management periodically assesses the recoverability of its deferred tax assets based upon expected future earnings, future deductibility of the asset, and changes in applicable tax laws and other factors. If management determines that it is not probable that the deferred tax asset will be fully recoverable in the future, a valuation allowance may be established for the difference between the asset balance and the amount expected to be recoverable in the future. The allowance will result in a charge to the Company's consolidated statements of operations. Further, the Company records its income taxes receivable and payable based upon its estimated income tax liability.

D&P Acquisitions complies with the requirements of the Internal Revenue Code that are applicable to limited liability companies ("LLCs") that have elected to be treated as partnerships, which allow for the complete pass-through of taxable income or losses to D&P Acquisitions' unitholders, who are individually responsible for any federal tax consequences. Therefore, no federal tax provision is required in the D&P Acquisitions' consolidated financial statements in the periods prior to October 3, 2007. D&P Acquisitions is subject to certain state and local taxes, and its international subsidiaries are subject to tax in their jurisdictions.

To account for uncertainties in income tax positions, the Company prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be

(In thousands, except per share amounts)

taken in a tax return. The Company recognizes interest income and expense related to income taxes as a component of interest expense and penalties as a component of selling, general and administrative expenses.

**Leases**

The Company leases office facilities under non-cancelable operating leases that include fixed or minimum payments plus, in some cases, scheduled base rent increases over the terms of the lease. Certain leases provide for monthly payment of real estate taxes, insurance and other operating expenses applicable to the property. The Company has various leases that grant a free rent period and entitle the Company to a lease incentive. Rent expense is reflected in the consolidated financial statements on a straight-line basis over the term of the leases. In addition to office leases, the Company leases a nominal amount of equipment under operating leases.

**Derivative Instruments**

The Company accounts for its derivative instruments in accordance with FASB ASC 815, *Derivative and Hedging*, which establishes accounting and reporting standards for derivative instruments as either assets or liabilities in the statement of financial position based on their fair values. Changes in the fair values are reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. Derivative instruments are designated and accounted for as either a hedge of a recognized asset or liability (fair value hedge) or a hedge of a forecasted transaction (cash flow hedge). For derivatives designated as effective cash flow hedges, changes in fair values are recognized in other comprehensive income. Changes in fair values related to fair value hedges as well as the ineffective portion of cash flow hedges are recognized in earnings. Changes in the fair value of the underlying hedged item of a fair value hedge are also recognized in earnings.

The Company maintains one interest rate swap agreement and has not applied hedge accounting to that instrument. Therefore, the interest rate swap has been marked to market with changes in fair value recorded in the accompanying consolidated statements of operations, and its carrying value equals fair value at December 31, 2009 and 2008. The Company neither holds nor issues derivative financial instruments for trading purposes.

**Dividends**

The Company paid quarterly cash dividends of $0.05 per share of its Class A common stock to holders of record as of June 12, 2009, August 18, 2009 and November 24, 2009. Concurrently with the payment of per share dividends on its Class A common stock, the Company distributed an equal amount per unit to holders of New Class A Units. Future cash dividends and distributions, if any, are at the discretion of the board of directors and can be changed or discontinued at any time. Dividend determinations (including the size of our quarterly dividend) are dependent upon, among other things, the Company's future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as the board of directors may deem relevant.

On February 23, 2010, the Company announced that its board of directors had declared a quarterly dividend of $0.05 per share on its outstanding Class A common stock. The dividend is payable on March 26, 2010, to shareholders of record on March 16, 2010. Concurrently with the payment of the dividend, the Company will be distributing $0.05 per unit to holders of New Class A Units.

**Segment Reporting**

FASB ASC 280, *Segment Reporting*, establishes annual and interim reporting standards for an enterprise's business segments and related disclosures about its products, services, geographic areas and major customers. Through the end of 2008, the Company provided services through two segments: Financial Advisory and Investment Banking. Effective January 1, 2009, the Company changed the structure of its internal organization in a manner that caused the composition of its reportable segments to change. Accordingly, the Corporate Finance Consulting business, previously part of Financial Advisory, became a stand-alone segment.

The Financial Advisory segment provides services related to the Company's valuation advisory, tax services, and dispute and legal management consulting business units; the revenue model associated with this segment is generally

**(In thousands, except per share amounts)**

based on time and materials. The Corporate Finance Consulting segment provides services related to portfolio valuation, financial engineering, strategic value advisory and due diligence; the revenue model associated with this segment is generally based on time and materials. The Investment Banking segment provides services related to the Company's global restructuring advisory, transaction opinions and M&A advisory business units; the revenue model associated with this segment is generally based on fixed retainers, fixed fees and contingent fees upon the successful completion of a transaction.

**Recent Accounting Pronouncements**

In September 2009, the Company adopted FASB ASC 105, *Generally Accepted Accounting Principles*. FASB ASC 105 establishes the FASB Accounting Standards Codification™ ("Codification") to become the source of authoritative U.S. generally accepted accounting principles ("U.S. GAAP") recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. FASB ASC 105 and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this standard did not have a material impact on the Company's consolidated financial position or results of operations.

Effective January 1, 2009, the Company implemented FASB ASC 805-20, *Business Combinations – Identifiable Assets and Liabilities, and Any Noncontrolling Interest*. The implementation of this standard primarily effected the presentation of the Company's consolidated financial statements whereby noncontrolling interest is presented as a component of stockholders' equity. The presentation and disclosure requirements were applied retrospectively for all periods presented.

Effective January 1, 2009, the Company adopted FASB ASC 805, *Business Combinations*. FASB ASC 805 requires the acquiring entity in a business combination to recognize the full fair value of assets acquired and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, requires expensing of most transaction costs, and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. The effect this pronouncement will have on the Company is dependent upon each specific acquisition which may or may not occur in the current or future periods.

Effective January 1, 2009, the Company adopted the remaining provisions of FASB ASC 820, *Fair Value Measurements and Disclosures*, related to fair-value measurements of certain nonfinancial assets and liabilities. The adoption of the remaining provisions of FASB ASC 820 did not have a material impact on the Company's consolidated financial position or results of operations.

In June 2009, the Company adopted FASB ASC 855, *Subsequent Events*. FASB ASC 855 establishes principles and requirements for subsequent events and sets forth (a) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (c) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of FASB ASC 855 did not have a material impact on the Company's consolidated financial position or results of operations.

In August 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-05, *Measuring Liabilities at Fair Value* ("ASU 2009-05"). ASU 2009-05 amends FASB ASC 820, *Fair Value Measurements and Disclosures*, by providing additional guidance clarifying the measurement of liabilities at fair value. ASU 2009-05 applies to the fair value measurement of liabilities within the scope of ASC 820 and addresses several key issues with respect to estimating fair value of liabilities. Among other things, ASU 2009-05 clarifies how the price of a traded debt security (an asset value) should be considered in estimating the fair value of the issuer's liability. ASU 2009-05 is effective for the first reporting period beginning after its issuance. The adoption of ASU 2009-05 did not have a material impact on the Company's consolidated financial statements.

**(In thousands, except per share amounts)**

In October 2009, the FASB issued ASU No. 2009-13, *Multiple-Deliverable Revenue Arrangements*. ASU 2009-13 supersedes certain guidance in FASB ASC 605-25, *Revenue Recognition–Multiple-Element Arrangements* and requires an entity to allocate arrangement consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices (the relative-selling-price method). ASU 2009-13 eliminates the use of the residual method of allocation in which the undelivered element is measured at its estimated selling price and the delivered element is measured as the residual of the arrangement consideration, and requires the relative-selling-price method in all circumstances in which an entity recognizes revenue for an arrangement with multiple deliverable subject to ASU 2009-13. ASU 2009-13 must be adopted no later than the beginning of the first fiscal year beginning on or after June 15, 2010, with early adoption permitted through either prospective application for revenue arrangement entered into, or materially modified, after the effective date or through retrospective application to all revenue arrangement for all periods presented. The Company is evaluating the impact that the adoption of ASU 2009-13 will have on its consolidated financial statements.

**(In thousands, except per share amounts)**

## Note 3. Acquisitions

The following table summarizes the Company's acquisitions over the last three years:

| Effective Date | Acquisition | Description |
|---|---|---|
| 8/8/08 | Financial and IP Analysis, Inc. (d/b/a The Lumin Expert Group) | Financial consulting firm that specializes in intellectual property dispute support and expert testimony. |
| 7/31/08 | Kane Reece Associates, Inc. | Valuation, management and technical consulting firm with a focus on the communications, entertainment and media industries. |
| 7/15/08 | World Tax Service US, LLC | Tax advisory firm focused on the delivery of sophisticated international and domestic tax services. |
| 4/11/08 | Dubinsky & Company, P.C. | Washington, D.C. metro based specialty consulting primarily focused on litigation support and forensic services. |
| 10/31/07 | Rash & Associates, L.P. | Nationwide provider of property tax management services. |

The purchase price of each of these acquisitions was immaterial to the Company's consolidated financial statements, both individually and in the aggregate. Each of these acquisitions operates as part of the Financial Advisory segment.

### Chanin Capital Partners, LLC

On October 31, 2006, the D&P Acquisitions acquired the limited liability company units of Chanin Capital Partners, LLC ("Chanin"), an investment bank providing restructuring advisory, merger & acquisition and corporate finance services. The purchase price totaled $26,249 and consisted of cash, the issuance of units of D&P Acquisitions, earn-out payments and professional fees. This amount includes a final earn-out payment of $5,063 for the annual period ended on October 31, 2009.

### Standard & Poor's Corporate Value Consulting

On September 30, 2005, D&P Acquisitions acquired substantially all of the assets and assumed certain liabilities of the Corporate Value Consulting business ("CVC") from the Standard & Poor's division of The McGraw-Hill Companies, Inc. The Company incurred compensation expense in connection with deferred payments that it agreed to make to certain former employees of CVC. The offers of employment to these employees included retention payments of $9,800 paid in November 2005 and $11,400 payable in installments of one-third on each of the first three anniversary dates of the CVC acquisition under the condition that the individuals are still employed by the Company as of the anniversary date.

The Company recognizes the expenses associated with these payments on a graded-tranche basis, whereby the first anniversary payment was recognized over the first 12 months since the CVC acquisition, the second anniversary payment was recognized over the first 24 months since the CVC acquisition, and the third anniversary payment was recognized over the 36 month period since the CVC acquisition, adjusted for any terminations that may result in an accelerated payment. The Company paid a total of $3,241 and $3,339 to such employees for the years ended December 31, 2008 and 2007, respectively. The final payments were made in 2008.

(In thousands, except per share amounts)

## Note 4. Earnings per Share

Basic earnings per share ("EPS") measures the performance of an entity over the reporting period. Diluted earnings per share measures the performance of an entity over the reporting period while giving effect to all potentially dilutive common shares that were outstanding during the period. The treasury stock method is used to determine the dilutive potential of stock options, restricted stock awards, restricted stock units, and D&P Acquisitions' units and Class B common stock that are exchangeable into D&P Class A common stock.

In accordance with FASB ASC 260, *Earnings Per Share,* all outstanding unvested share-based payments that contain rights to non-forfeitable dividends participate in the undistributed earnings with the common stockholders and are therefore participating securities. Companies with participating securities are required to apply the two-class method in calculating basic and diluted net income per share.

Our restricted stock awards are considered participating securities as they receive nonforfeitable dividends at the same rate as our common stock. The computation of basic and diluted net income per share is reduced for a presumed hypothetical distribution of earnings to the holders of our unvested restricted stock. Accordingly, the effect of the allocation reduces earnings available for common stockholders.

The effect of applying FASB ASC 260 is summarized as follows:

| | Successor | | |
|---|---|---|---|
| | Year Ended December 31, 2009 | Year Ended December 31, 2008 | Period from October 4 to December 31, 2007 |
| **Basic income/(loss) per share of Class A common stock** | | | |
| Pre-application of FASB ASC 260 | $ 0.61 | $ 0.40 | $ (0.49) |
| Post-application of FASB ASC 260 | $ 0.57 | $ 0.37 | $ (0.49) |
| **Diluted income/(loss) per share of Class A common stock** | | | |
| Pre-application of FASB ASC 260 | $ 0.58 | $ 0.39 | $ (0.49) |
| Post-application of FASB ASC 260 | $ 0.54 | $ 0.36 | $ (0.49) |

(In thousands, except per share amounts)

The following is a reconciliation of the numerator and denominator used in the basic and diluted EPS calculations:

| | Year Ended December 31, 2009 | Year Ended December 31, 2008 | Period from October 4 to December 31, 2007 |
|---|---|---|---|
| Basic and diluted net income/(loss) per share: | | | |
| Numerator | | | |
| Net income/(loss) available to holders of Class A common stock | $ 11,568 | $ 5,225 | $ (6,352) |
| Earnings allocated to participating securities | (803) | (357) | 8 |
| Earnings available for common stockholders | $ 10,765 | $ 4,868 | $ (6,344) |
| Denominator for basic net income/(loss) per share of Class A common stock | | | |
| Weighted average shares of Class A common stock | 19,013 | 13,225 | 13,018 |
| Denominator for diluted net income/(loss) per share of Class A common stock | | | |
| Weighted average shares of Class A common stock | 19,013 | 13,225 | 13,018 |
| Add dilutive effect of the following: | | | |
| Restricted stock awards and units | 782 | 276 | - |
| Assumed conversion of New Class A Units for Class A common stock[a] | - | - | - |
| Dilutive weighted average shares of Class A common stock | 19,795 | 13,501 | 13,018 |
| Basic income/(loss) per share of Class A common stock | $ 0.57 | $ 0.37 | $ (0.49) |
| Diluted income/(loss) per share of Class A common stock | $ 0.54 | $ 0.36 | $ (0.49) |

(a) The following shares were anti-dilutive and excluded from this calculation:

| | | | |
|---|---|---|---|
| Weighted average New Class A Units outstanding | 17,543 | 20,845 | 20,808 |
| Weighted average IPO Options outstanding | 1,909 | 2,039 | 2,074 |

Anti-dilution is the result of (i) the allocation of income or loss associated with the exchange of New Class A Units for Class A common stock and (ii) options listed above exceeding those outstanding under the treasury stock method.

EPS information is not applicable for reporting periods prior to the Successor period beginning on October 4, 2007. In addition, the shares of Class B common stock do not share in the earnings of the Company and are therefore not participating securities. Accordingly, basic and diluted earnings per share of Class B common stock have not been presented.

**(In thousands, except per share amounts)**

## Note 5. Fair Value Measurements

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles in the United States and enhances disclosures about fair value measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The following table presents assets and liabilities measured at fair value on a recurring basis at December 31, 2009:

| Description | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Total |
|---|---|---|---|---|
| Investments held in conjunction with deferred compensation plan[1][2] | $ - | $ 17,807 | $ - | $ 17,807 |
| Total assets | $ - | $ 17,807 | $ - | $ 17,807 |
| Benefits payable in conjunction with deferred compensation plan[1] | $ - | $ 18,051 | $ - | $ 18,051 |
| Interest rate swap[3] | - | 322 | - | 322 |
| Total liabilities | $ - | $ 18,373 | $ - | $ 18,373 |

(1) The investments held and benefits payable to participants in conjunction with the deferred compensation plan were primarily based on quoted prices for similar assets in active markets. Changes in the fair value of the investments are recognized as compensation expense (or credit). Changes in the fair value of the benefits payables to participants are recognized as a corresponding offset to compensation expense (or credit). The net impact of changes in fair value is not material. The deferred compensation plan is further discussed in Note 15.

(2) Investments held in conjunction with the deferred compensation plan exclude approximately $251 which is included in cash and cash equivalents at December 31, 2009.

(3) The fair value of the interest rate swap was based on quoted prices for similar assets or liabilities in active markets. The Company's interest rate swap is further discussed in Note 8.

The Company does not have any material financial assets in a market that is not active.

(In thousands, except per share amounts)

## Note 6. Property and Equipment

Property and equipment consisted of the following:

| | December 31, 2009 | December 31, 2008 |
|---|---|---|
| Office furniture, computers and equipment | $ 31,401 | $ 27,029 |
| Leasehold improvements | 16,633 | 15,437 |
| Sub-total | 48,034 | 42,466 |
| Less: accumulated depreciation | (20,621) | (14,116) |
| Property and equipment, net | $ 27,413 | $ 28,350 |

Depreciation of property and equipment is summarized as follows:

| | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, 2009 | Year Ended December 31, 2008 | Period from October 4 to December 31, 2007 | Period from January 1 to October 3, 2007 |
| Depreciation expense | $ 6,454 | $ 5,771 | $ 1,343 | $ 3,533 |

(In thousands, except per share amounts)

## Note 7. Goodwill and Other Intangible Assets

Goodwill and other intangible assets increased between periods as a result of the Company's acquisitions (see summary of acquisitions in Note 3). The following table summarizes the activity in goodwill by segment:

| | Successcor | | | |
|---|---|---|---|---|
| | Financial Advisory | Corporate Finance Consulting | Investment Banking | Total |
| Beginning balance as of October 4, 2007 | $ 59,047 | $ 15,723 | $ 23,619 | $ 98,389 |
| Additions due to acquisitions | | | | |
| Chanin | - | - | 2,874 | 2,874 |
| Other | 6,299 | - | - | 6,299 |
| Ending balance as of December 31, 2007 | 65,346 | 15,723 | 26,493 | 107,562 |
| Additions due to acquisitions | | | | |
| Chanin | - | - | - | - |
| Other | 8,894 | - | - | 8,894 |
| Ending balance as of December 31, 2008 | 74,240 | 15,723 | 26,493 | 116,456 |
| Additions due to acquisitions | | | | |
| Chanin | - | - | 5,063 | 5,063 |
| Other | 1,357 | - | - | 1,357 |
| Ending balance as of December 31, 2009 | $ 75,597 | $ 15,723 | $ 31,556 | $ 122,876 |

| | Predecessor | | | |
|---|---|---|---|---|
| | Financial Advisory | Corporate Finance Consulting | Investment Banking | Total |
| Beginning balance as of January 1, 2007 | $ 58,972 | $ 15,723 | $ 23,619 | $ 98,314 |
| Additions due to acquisitions | | | | |
| Chanin | - | - | - | - |
| Other | 75 | - | - | 75 |
| Ending balance as of October 4, 2007 | $ 59,047 | $ 15,723 | $ 23,619 | $ 98,389 |

The following table summarizes other intangible assets:

| | December 31, 2009 | | | December 31, 2008 | | |
|---|---|---|---|---|---|---|
| | Gross Intangibles | Accumulated Amortization | Net Intangibles | Gross Intangibles | Accumulated Amortization | Net Intangibles |
| Customer lists | $ 31,070 | $ (8,798) | $ 22,272 | $ 31,070 | $ (6,341) | $ 24,729 |
| Trade names | 2,882 | (2,642) | 240 | 3,382 | (2,303) | 1,079 |
| Indefinite-lived trade names | 3,120 | - | 3,120 | 3,120 | - | 3,120 |
| Non-compete | 4,841 | (3,557) | 1,284 | 4,841 | (3,139) | 1,702 |
| Software | 2,875 | (1,884) | 991 | 2,875 | (1,308) | 1,567 |
| Total intangible assets | $ 44,788 | $ (16,881) | $ 27,907 | $ 45,288 | $ (13,091) | $ 32,197 |

Non-compete agreements are being amortized over an expected life of five years. The remaining finite-lived trade names are being amortized over an expected life of two to 10 years. Customer lists are being amortized over an expected life of nine to 15 years. Software is being amortized over an expected life of five years.

**(In thousands, except per share amounts)**

Amortization expense of intangible assets is summarized as follows:

| | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, 2009 | Year Ended December 31, 2008 | Period from October 4 to December 31, 2007 | Period from January 1 to October 3, 2007 |
| Amortization expense | $ 3,790 | $ 4,045 | $ 1,041 | $ 3,221 |

Annual amortization expense for intangible assets over the next five years is summarized as follows:

| Year Ending December 31, | |
|---|---|
| 2010 | $ 3,408 |
| 2011 | 3,206 |
| 2012 | 3,077 |
| 2013 | 2,657 |
| 2014 | 2,253 |
| Thereafter | 10,186 |

(In thousands, except per share amounts)

## Note 8. Long-Term Debt

The Company's long-term obligations are summarized in the following table:

| | December 31, 2009 | December 31, 2008 |
|---|---|---|
| Outstanding balance of credit facility | $ - | $ 42,763 |
| Less: current amounts due in following year | - | (794) |
| Long-term portion | - | 41,969 |
| Debt discount and interest rate swap | - | 209 |
| Long-term debt, less current portion | $ - | $ 42,178 |

On May 22 , 2009, the Company terminated its Amended and Restated Credit Agreement ("Former Credit Facility"), dated as of July 30, 2008, by and among Duff & Phelps, LLC, the primary operating subsidiary of the Company, D&P Acquisitions, the persons designated as lenders thereto, and GE Capital in its capacity as Administrative Agent. The Former Credit Facility consisted of a (i) $65,000 seven-year term loan, (ii) $15,000 delayed draw term loan, (iii) $20,000 six-year revolver loan, and (iv) $75,000 incremental term loan facility, which was uncommitted by the lenders and required additional approval at the time of request.

As described in Note 1, the Company used a portion of the net proceeds from its May 2009 Follow-On Offering to repay all amounts outstanding under the Former Credit Facility. In connection with the repayment, the Company incurred a nonrecurring charge of $1,737 to reflect the accelerated amortization of the debt discount and issuance costs of which $1,674 was non-cash.

On July 15, 2009, Duff & Phelps, LLC entered into a Credit Agreement ("Current Credit Agreement") with Bank of America, N.A., as administrative agent and the lenders from time to time party thereto, providing for a $30,000 senior secured revolving credit facility ("Current Credit Facility"), including a $10,000 sub-limit for the issuance of letters of credit. The proceeds of the facility are permitted to be used for working capital, permitted acquisitions and general corporate purposes. The maturity date is July 15, 2012 and amounts borrowed may be voluntarily prepaid at any time without penalty or premium, subject to customary breakage costs.

Loans under the Current Credit Facility will, at the Company's option, bear interest on the principal amount outstanding at either (a) a rate equal to LIBOR, plus an applicable margin or (b) a base rate, plus an applicable margin. The applicable margin rate will be based on the Company's most recent consolidated leverage ratio and ranges from 1.75% to 2.50% per annum depending on the Company's consolidated leverage ratio. In addition, the Company is required to pay an unused commitment fee on the actual daily amount of the unutilized portion of the commitments of the lenders at a rate ranging from 0.25% to 0.50% per annum, based on the Company's most recent consolidated leverage ratio. Based on the Company's consolidated leverage ratio at December 31, 2009, the Company qualified for the 1.75% applicable margin and 0.25% unused commitment fee.

The Current Credit Agreement contains customary representations and warranties and customary affirmative and negative covenants, including, among others, limitations on (a) the incurrence of liens, (b) the incurrence of indebtedness, (c) the ability to make dividends and distributions, as well as redeem and repurchase equity interests, and (d) acquisitions, mergers, consolidations and sales of assets. In addition, the Current Credit Agreement contains financial covenants that do not permit (a) a total leverage ratio of greater than 2.75 to 1.00 until the quarter ending September 30, 2010, and 2.50 to 1.00 thereafter and (b) a consolidated fixed charge coverage ratio of less than 2.00 to 1.00. The financial covenants are tested on the last day of each fiscal quarter based on the last four fiscal quarter periods. Management believes that the Company was in compliance with all of its covenants as of December 31, 2009. The Current Credit Agreement permits dividend payments or other distributions in the Company's common stock or other equity interests subject to certain limitations.

The obligation of the Company to pay amounts outstanding under the Current Credit Facility may be accelerated upon the occurrence of an "Event of Default" as defined in the Current Credit Agreement. The Company's obligations under the Current Credit Agreement are guaranteed by D&P Acquisitions, and certain domestic subsidiaries of the Company

(In thousands, except per share amounts)

(collectively, the "Guarantors"). The Current Credit Agreement is secured by a lien on substantially all of the personal property of the Company and each of the Guarantors.

**Letters of Credit**

At December 31, 2009, the Company had $4,267 of outstanding letters of credit of which $3,811 were issued against the Current Credit Facility. There was $456 of cash deposited into a restricted account to serve as deposits to secure the remaining letters of credit. These letters of credit were issued in connection with real estate leases.

**Interest Rate Swap**

The Company has a $11,500 notional amount interest rate swap that effectively converted floating rate LIBOR payments to fixed payments at 4.94%. As a result of the termination of the Former Credit Facility, the underlying floating rate obligation is no longer outstanding. The swap agreement terminates September 30, 2010. The Company elected not to apply hedge accounting to this instrument. The estimated fair value of the interest rate swap is based on quoted market prices. The gain or loss is recorded in "Other expense" and has a non-cash impact on the Company's Condensed Consolidated Statement of Operations. At December 31, 2009, the liability resulting from the interest rate swap was included in "Other current liabilities." Prior to the termination of the Former Credit Facility with GE Capital, this amount was included as a component of "Long-term debt, less current portion."

The following table summarizes the estimated fair value and the gain or loss recorded for the change in fair value of the interest rate swap.

| | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, 2009 | Year Ended December 31, 2008 | Period from October 4 to December 31, 2007 | Period from January 1 to October 3, 2007 |
| Gain/(loss) resulting from change in fair value of interest rate swap | $ 608 | $ (367) | $ (393) | $ (299) |
| Estimated fair value – asset/(liability) | $ (322) | $ (930) | $ (563) | $ (170) |

## Note 9. Other Current and Long-Term Liabilities

Other current liabilities consist of the following:

| | December 31, 2009 | December 31, 2008 |
|---|---|---|
| Deferred revenues | $ 3,633 | $ 3,280 |
| Equity-based compensation liability | 671 | 1,115 |
| Interest rate swap | 322 | - |
| | $ 4,626 | $ 4,395 |

Other long-term liabilities consist of the following:

| | December 31, 2009 | December 31, 2008 |
|---|---|---|
| Deferred rent | $ 13,871 | $ 15,972 |
| Other | 1,529 | 743 |
| | $ 15,400 | $ 16,715 |

## Note 10. Capital Structure

For information regarding the current capital structure of the Company, please refer to the description of the Recapitalization Transactions and IPO Transactions in Note 1.

Subsequent to the IPO Transactions, the Company has two classes of common stock, Class A and Class B, which are described as follows:

(a) Class A common stock

Holders of the Company's Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

Holders of the Company's Class A common stock are entitled to receive dividends when and if declared by the Company's board of directors out of funds legally available therefore, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

In the event of the Company's merger or consolidation with or into another entity in connection with which shares of the Company's Class A common stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of shares of the Company's Class A common stock will thereafter be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash). Upon the Company's dissolution or liquidation or the sale of all or substantially all of the Company's assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of the Company's Class A common stock will be entitled to receive pro rata the Company's remaining assets available for distribution.

Holders of the Company's Class A common stock do not have preemptive, subscription, redemption or conversion rights.

Subject to the transfer restrictions set forth in the 3rd LLC Agreement of D&P Acquisitions, holders of fully vested New Class A Units (other than Duff & Phelps Corporation) may exchange these New Class A Units with D&P Acquisitions for shares of Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications.

In connection with the closing of the IPO, D&P Acquisitions and certain of its existing unitholders entered into an Exchange Agreement under which, subject to the applicable minimum retained ownership requirements and certain other restrictions, including notice requirements, from time to time, typically once a quarter, such unitholders (or certain transferees thereof) will have the right to exchange with D&P Acquisitions their New Class A Units for shares of the Company's Class A common stock on a one-for-one basis. In connection with an exchange, a corresponding number of shares of the Company's Class B common stock will be required to be cancelled. However, the exchange of New Class A Units for shares of the Company's Class A common stock will not affect the Company's Class B common stockholders' voting power since the votes represented by the cancelled shares of the Company's Class B common stock will be replaced with the votes represented by the shares of Class A common stock for which such New Class A Units are exchanged.

Pursuant to the terms of the Exchange Agreement, in December 2008, 69 New Class A Units were exchanged for 69 shares of Class A common stock and 69 shares of Class B common stock were cancelled. In November 2009, 770 New Class A Units were exchanged for 770 shares of Class A common stock and 770 shares of Class B common stock were cancelled. The Company received no other consideration in connection with these exchanges.

**(In thousands, except per share amounts)**

(b) Class B common stock

Holders of the Company's Class B common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of Class B common stock and Class A common stock present in person or represented by proxy, voting together as a single class. Except as otherwise provided by law, amendments to the amended and restated certificate of incorporation must be approved by a majority of the combined voting power of all shares of Class B common stock and Class A common stock, voting together as a single class. However, amendments to the certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. Notwithstanding the foregoing, any amendment to the Company's amended and restated certificate of incorporation to increase or decrease the authorized shares of any class of common stock shall be approved upon the affirmative vote of the holders of a majority of the shares of Class B common stock and Class A common stock, voting together as a single class.

Holders of the Company's Class B common stock will not have any right to receive dividends (other than dividends consisting of shares of the Company's Class B common stock paid proportionally with respect to each outstanding share of the Company's Class B common stock) or to receive a distribution upon a liquidation or winding up of the Company. Holders of the Company's Class B common stock do not have preemptive, subscription, redemption or conversion rights.

**Legacy Capital Structure**

The capital structure discussed below is reflective of D&P Acquisitions' structure as it existed at October 3, 2007, immediately prior to the Recapitalization Transactions. Immediately following the Recapitalization Transactions, the provisions set forth below no longer apply.

(a) General

On September 30, 2005, the Company issued an aggregate of 50,628 Legacy Class A Units ("Legacy Class A Units"); 24,429 Legacy Class B Units ("Legacy Class B Units"); 104 Legacy Class C Units ("Legacy Class C Units"); 10,339 Legacy Class D Units ("Legacy Class D Units") and 14,500 Legacy Class E Units ("Legacy Class E Units").

The Company received proceeds of $82,900 relating to the issuance of the Legacy Class A Units, for a purchase price per Legacy Class A Unit equal to approximately $1.64. Legacy Class B Units were issued in exchange for all of the outstanding ownership of Duff & Phelps, LLC. The Company did not realize any proceeds relating to the issuance of the Legacy Class C Units, Legacy Class D Units or Legacy Class E Units, which were issued in consideration for services to be provided by the holders of such Units.

On October 31, 2006, the Company issued an aggregate of 3,000 Legacy Class F (the "Legacy Class F Units") and 9,855 Legacy Class G Units (the "Legacy Class G Units" and together with the Legacy Class A Units, the Legacy Class B Units, the Legacy Class C Units, the Legacy Class D Units, the Legacy Class E Units and the Legacy Class F Units, collectively the "Legacy Units") in connection with the Chanin acquisition. The Legacy Class F Units have a capped preference value of $1.00 per unit, and are not participating profits units. The Company did not realize any proceeds relating to the issuance of the Legacy Class G Units, which were issued in consideration for services to be provided by the holders of such Units.

(b) Voting

Holders of the Legacy Units (whether vested or unvested) are entitled to one vote for each unit held by such holder. In addition, the Company may not take certain specified actions (or permit any subsidiary to take such

**(In thousands, except per share amounts)**

actions) without the consent of the holders of a majority of the Legacy Class A Units. Such actions include, among others, consummating a transaction that is deemed a change of control of the Company, acquiring an entity or assets for a purchase price in excess of $2,500, selling assets with a fair market value in excess of $1,500 in any twelve month period, incurring indebtedness in excess of $5,000 in the aggregate or authorizing the issuance of any equity securities of the Company.

In addition, the Company may not issue any equity securities that are junior to the Legacy Class A Units and either senior to or pari passu with the Legacy Class B Units without the consent of holders of a majority of the Legacy Class B Units, the Company may not issue any equity securities that are junior to the Legacy Class A Units and either senior to or pari passu with the Legacy Class C Units without the consent of holders of a majority of the Legacy Class C Units and the Company may not issue additional Legacy Class F Units or Legacy Class G Units without the consent of holders of a majority of the Legacy Class F Units.

(c) Priority on Distributions

Distributions are made at such times as determined by the management committee of the Company. The Legacy Class A Units and Legacy Class B Units (to the extent of the Legacy Class A Capital and the preferred Legacy Class B Capital (each as defined below)) rank pari passu with one another with respect to the return of invested capital and are senior in right to all other classes and series of the Company's equity securities with respect to distribution and redemptions and upon a liquidation or sale of the Company, including the Legacy Class B Units to the extent of the common Legacy Class B Capital (as defined below), the Legacy Class C Units, the Legacy Class D Units, the Legacy Class E Units, the Legacy Class F Units and the Legacy Class G Units. The Legacy Class A Units, the Legacy Class B Units and the Legacy Class C Units are entitled to a priority on distributions and redemptions upon a liquidation or sale of the Company, as well as a participating right to share pro rate in all distributions once the aggregate priority has been satisfied. The Legacy Class F Units are entitled only to a priority on distributions and redemptions upon a liquidation or sale of the Company. The Legacy Class D Units, the Legacy Class E Units and the Legacy Class G Units are profits interests that are entitled only to share pro rata in all distributions once distributions are equal to the floor price at which such Units were issued. The priority of distributions, including upon liquidation or sale of the Company and may be adjusted with respect to prior non pro-rata distributions pursuant to the terms of the 2nd LLC Agreement, to holders of the Units at December 31, 2007, including with respect to the Legacy Class C Units, Legacy Class D Units, Legacy Class E Units and Legacy Class G Units, to the extent such Units have vested, is described in more detail below:

- First, $94,478 to the holders of Legacy Class A Units and Legacy Class B Units pro rata based on capital invested [*e.g.*, $83,000 for the Legacy Class A Units (the Legacy Class A Capital) and $11,460 for the Legacy Class B Units (the preferred Legacy Class B Capital)];

- Second, $44,207 to the holders of Legacy Class B Units and the Legacy Class C Units pro rata based on capital invested [*e.g.*, $27,940 for the Legacy Class B Units (the common Legacy Class B Capital and, together with preferred Legacy Class B Capital, the Legacy Class B Capital)] and $16,295 for the Legacy Class C Units (the Legacy Class C Capital);

- Third, to the holders of Legacy Class A Units, Legacy Class B Units, Legacy Class C Units, Legacy Class D Units and Legacy Class E Units (that were issued based on a $140,000 floor price, as defined in the LLC agreement of the Company) pro rata based on the aggregate number of Units held by each holder, until the cumulative aggregate distributions equal $175,000;

- Fourth, $3,000 to the holders of the Legacy Class F Units;

- Fifth, to the holders of Legacy Class A Units, Legacy Class B Units, Legacy Class C Units, Legacy Class D Units, Legacy Class E Units (that were issued based on a $140,000 and $175,000 floor price, as defined in the LLC agreement of the Company) and Legacy Class G Units, pro rata based on the aggregate number of units held by each holder, until the cumulative aggregate distributions equal $227,000;

**(In thousands, except per share amounts)**

- Sixth, to the holders of Legacy Class A Units, Legacy Class B Units, Legacy Class C Units, Legacy Class D Units, Legacy Class E Units (that were issued based on a $140,000, $175,000 and $227,000 floor price, as defined in the LLC agreement of the Company) and Legacy Class G Units, pro rata based on the aggregate number of units held by each holder, until the cumulative aggregate distributions equal $411,000;

- Seventh, the remaining distribution proceeds shall be distributed to the holders of Units (excluding Legacy Class F Units) pro rata based on the aggregate number of units held by each holder.

Holders of unvested Legacy Class C Units, Legacy Class D Units, Legacy Class E Units and Legacy Class G Units are not entitled to any distributions described above, other than with respect to tax distributions (as further described below) until such Units are vested. However, pursuant to the limited liability company agreement of the Company, the Company maintains a "catch-up" account with respect to such unvested Legacy Class C Units, Legacy Class D Units, Legacy Class E Units and Legacy Class G Units, pursuant to which it deposits all distributions that would otherwise be payable to holders of such unvested Units if such Units were vested at the time of such distributions. Upon the vesting of such Units, the Company will distribute the portion of the proceeds in the catch-up account that are allocated with respect to each unvested Legacy Class C Unit, Legacy Class D Unit, Legacy Class E Unit and Class G to the holder thereof or, if such Units are either forfeited or repurchased by the Company prior to vesting, to all holders of Units in accordance with the distribution priority described above.

(d) Tax Distributions

The Company distributes to each holder of the Units on a periodic basis (to the extent it has cash available for distribution and is not otherwise prohibited from doing so) tax distributions in an amount equal to the excess of (i) the product of (a) the cumulative taxable income allocated by the Company to such holder in excess of the cumulative taxable loss allocated by the Company to such holder and (b) an assumed tax rate, over (ii) all prior tax distributions made by the Company to such holder.

(e) Redemption Provisions

At any time following September 30, 2011, the majority of certain groups that hold the Legacy Class A Units may request that the Company redeem all or a specified portion of such holders' Legacy Class A Units at a redemption price per Class A Unit that is equal to the greater of the unreturned Legacy Class A Capital with respect to such Legacy Class A Unit or the amount that a Class A Unit would be entitled to receive under the heading "Priority on Distributions" above in the event of a hypothetical sale of the Company.

In the event that certain holders of Legacy Class A Units request that the Company redeem all or a specified percentage of such holders' Legacy Class A Units, certain holders of Legacy Class B Units may request that the Company redeem a specified percentage of such holders' Legacy Class B Units.

(f) Class A and B Units

The following is a rollforward of activity of the Class A and B Units:

| | | |
|---|---|---|
| **Class A Units** | | |
| Class A Units at January 1, 2007 | 50,689 | 80,458 |
| Issuance of Class A Units | - | - |
| Redemption of Class A Units | - | - |
| Class A Units at October 3, 2007 | 50,689 | $ 80,458 |
| | | |
| **Class B Units** | | |
| Class B Units at January 1, 2007 | 24,162 | 11,515 |
| Redemption of Class B Units | (76) | (36) |
| Class B Units at October 3, 2007 | 24,086 | $ 11,479 |

(In thousands, except per share amounts)

## Note 11. Equity-Based Compensation

Equity-based compensation with respect to (a) grants of Legacy Class C, D, E and G Units of D&P Acquisitions prior to the consummation of the Recapitalization Transactions ("Legacy Units"), (b) options to purchase shares of the Company's Class A common stock granted in connection with the IPO ("IPO Options") and (c) restricted stock awards issued in connection with the Company's ongoing long-term compensation program, consisting of restricted shares of Class A common stock and restricted stock units ("Ongoing RSAs") is detailed in the table below:

| | Successor | | | | | |
|---|---|---|---|---|---|---|
| | Year Ended December 31, 2009 | | | Year Ended December 31, 2008 | | |
| | Client Service | SG&A | Total | Client Service | SG&A | Total |
| Legacy Units | $ 6,536 | $ 2,624 | $ 9,160 | $ 13,056 | $ 5,519 | $ 18,575 |
| IPO Options | 2,200 | 1,077 | 3,277 | 4,386 | 1,945 | 6,331 |
| Ongoing RSAs | 7,696 | 3,522 | 11,218 | 3,095 | 3,339 | 6,434 |
| Total | $ 16,432 | $ 7,223 | $ 23,655 | $ 20,537 | $ 10,803 | $ 31,340 |

| | Successor | | | Predecessor | | |
|---|---|---|---|---|---|---|
| | Period from October 4 to December 31, 2007 | | | Period from January 1 to October 3, 2007 | | |
| | Client Service | SG&A | Total | Client Service | SG&A | Total |
| Legacy Units | $ 22,575 | $ 1,811 | $ 24,386 | $ 23,187 | $ 8,241 | $ 31,428 |
| IPO Options | 1,209 | 547 | 1,756 | - | - | - |
| Ongoing RSAs | 22 | 498 | 520 | - | - | - |
| Total | $ 23,806 | $ 2,856 | $ 26,662 | $ 23,187 | $ 8,241 | $ 31,428 |

### Legacy Units

The Company has four classes of Legacy Units (Legacy Class C, Legacy Class D, Legacy Class E, and Legacy Class G Units) that have been issued as long-term incentive compensation to management and independent members of the board of directors. All classes are subject to the participation preferences and other rights of the Legacy Class A and B Unit capital as further described in Note 10.

In conjunction with the acquisition of CVC on September 30, 2005, the Company issued 104,432 Legacy Class C Units; 10,339 Legacy Class D Units and 14,500 Legacy Class E Units. In conjunction with the acquisition of Chanin on October 31, 2006, the Company issued 9,855 Legacy Class G Units. The Legacy Class C and D Units have certain five-year vesting provisions, as more precisely defined in the individual grant agreements. However, both old classes have accelerated vesting in the case of a sale of the Company or a qualified liquidity event. In the case of an IPO, 25% of the units vest for each full year of continuous service from the date of issuance and 25% vest on each anniversary date after the event assuming that the holder remains employed by the Company.

For the purposes of calculating periodic equity-based compensation expense, a five-year requisite service period has been assumed and expense is recognized using the straight-line allocation method. In the case of retirement, the Units continue to vest so long as the individual does not compete with the Company. As a result, for the purpose of recognizing equity-based compensation expense only, full vesting has been assumed as of the date an individual becomes retirement-eligible and is recognized over the period from the date of grant to the retirement-eligible date, if this period is shorter than the requisite service period.

**(In thousands, except per share amounts)**

Generally, 20% of the Legacy Class E Units vest on each anniversary of the date of issuance, so long as the holder remains employed by the Company. A select group of senior executives hold Legacy Class E Units whereby 50% of the Units time vest and 50% of the Units contain certain performance conditions for fiscal years ending 2006, 2007 and 2008. These performance conditions have been met. At each future reporting period, the Company will assess the probability of the likelihood that the remaining Units will become eligible to vest. In addition, all of the time-vesting Legacy Class E Units will vest immediately upon the occurrence of a sale of the Company or a qualified liquidity event prior to the fifth anniversary of the date of issuance, so long as the holder remains employed with the Company, or, if the holder has retired, so long as the holder has not competed with the Company prior to such date.

Upon a termination of such holder's employment other than for cause, unvested Legacy Class E Units will be forfeited for no consideration and vested Legacy Class E Units may be repurchased for a repurchase price equal to the fair market value of such Legacy Class E Units at the option of the Company. Upon a termination of such holder's employment for cause or if the holder resigns without good reason and then competes with the Company, all vested and unvested Legacy Class E Units will be forfeited without any consideration. For the purposes of calculating periodic equity-based compensation expense, a five-year service period has been assumed and graded vesting is used to allocate compensation expense. As a result, for the purpose of recognizing equity-based compensation expense only, full vesting has been assumed as of the date an individual becomes retirement-eligible and is recognized over the period from the date of grant to the retirement-eligible date, if this period is shorter than the requisite service period.

The Legacy Class G Units have certain five-year vesting provisions, as more precisely defined in the individual grant agreements. The Legacy Class G Units have accelerated vesting in the case of a sale of the Company or a qualified liquidity event. In the case of an IPO, generally 20% of the Units vest for each full year of continuous service from the date of issuance and 20% vest on each anniversary date after the event assuming that the holder remains employed by the Company. For the purpose of calculating periodic equity-based compensation expense, a five-year requisite service period has been assumed and expense is recognized using the straight-line allocation method. In the case of retirement, the Units continue to vest so long as the individual does not compete with the Company. As a result, for the purpose of recognizing equity-based compensation expense only, full vesting has been assumed as of the date an individual becomes retirement-eligible and is recognized over the period from the date of grant to the retirement-eligible date, if this period is shorter than the requisite service period.

As described above the Legacy Class C, D, and G units have certain provisions that accelerated vesting in the event of an IPO. At the time of the IPO, the vesting associated with the Legacy Class C and D units changed from five year cliff vesting to four year ratable vesting. As such, an adjustment to recognize the additional expense of $6,573 and $12,283 was recognized in the period from October 4 to December 31, 2007 for the Legacy Class C and D units, respectively. At the time of the IPO, the Legacy Class G units maintained a five year vesting life, but changed from cliff vesting to ratable vesting. As such, an adjustment to recognize the additional expense associated with this change of $1,581 was recorded in the period from October 4 to December 31, 2007.

There is no maximum contractual life of the Legacy Class C, D, E or G Units.

As discussed above, the Legacy Class C, D, E, and G Units issued to personnel as long-term incentive compensation are not options, but rather fully participating Units.

(In thousands, except per share amounts)

Information with respect to the year ended December 31, 2007, equity-based compensation by Legacy Class as converted at the time of the IPO is detailed below:

| Legacy Class **C** Units | Number of Awards | Weighted Average Fair Value |
|---|---|---|
| As of January 1, 2007 | 99 | 143.91 |
| Granted | - | - |
| Forfeited | - | - |
| Unvested as of October 3, 2007 | 99 | 166.74 |
| Awards vested during 2007 | - | $ - |

| Legacy Class **D** Units | Number of Awards | Weighted Average Fair Value |
|---|---|---|
| As of January 1, 2007 | 9,852 | 1.38 |
| Granted | - | - |
| Forfeited | - | - |
| Unvested as of October 3, 2007 | 9,852 | 3.06 |

| Legacy Class **E** Units | Number of Awards | Weighted Average Fair Value |
|---|---|---|
| As of January 1, 2007 | 14,503 | 1.38 |
| Granted | 1,272 | - |
| Forfeited | (764) | 1.53 |
| Vested | (2,347) | 3.05 |
| Repurchased | (22) | 2.46 |
| Unvested as of October 3, 2007 | 12,642 | 3.06 |
| Awards vested during 2007 | - | $ - |

| Legacy Class **G** Units | Number of Awards | Weighted Average Fair Value |
|---|---|---|
| As of January 1, 2007 | 9,855 | - |
| Granted | - | - |
| Forfeited | (519) | 0.75 |
| Vested | (154) | 0.75 |
| Unvested as of October 3, 2007 | 9,182 | 2.72 |

The total fair value of Class C Units vested was zero during the period from January 1 and October 3, 2007. The total fair value of Class D Units vested was zero during the period from January 1 and October 3, 2007. The total fair value of Class E Units vested was $7,146 during the period from January 1 and October 3, 2007. The total fair value of Class G Units vested was $115 during the period from January 1 to October 3, 2007.

(In thousands, except per share amounts)

Beginning on the close of business on October 3, 2007, all Legacy Units converted to New Class A Units of D&P Acquisitions, as detailed:

| | Legacy Class **C** | Legacy Class **D** | Legacy Class **E** | Legacy Class **G** | **Total** |
|---|---|---|---|---|---|
| Outstanding Legacy Units as September 30, 2007 | 100 | 9,852 | 17,434 | 9,335 | 36,721 |
| Converted Legacy Units | 940 | (7,944) | (14,202) | (7,707) | (28,913) |
| Total converted units at October 3, 2007 | 1,040 | 1,908 | 3,232 | 1,628 | 7,808 |
| New Class A Units redeemed | (519) | (131) | (170) | (218) | (1,038) |
| New Class A Units forfeited | (4) | (7) | (12) | - | (23) |
| Outstanding New Class A Units at December 31, 2007 | 517 | 1,770 | 3,050 | 1,410 | 6,747 |
| New Class A Units redeemed | - | - | - | - | - |
| New Class A Units forfeited | (13) | (23) | (45) | (50) | (131) |
| Outstanding New Class A Units at December 31, 2008 | 504 | 1,747 | 3,005 | 1,360 | 6,616 |
| New Class A Units redeemed or exchanged | (484) | (1,487) | (591) | (728) | (3,290) |
| New Class A Units forfeited | (3) | (4) | (75) | (13) | (95) |
| Outstanding New Class A Units at December 31, 2009 | 17 | 256 | 2,339 | 619 | 3,231 |
| Vested | 17 | 256 | 1,605 | 68 | 1,946 |
| Unvested | - | - | 734 | 551 | 1,285 |

For a discussion of the Legacy Class A Units, Legacy Class B Units and Legacy Class F Units, see Note 10.

The Company accounts for equity-based compensation in accordance with the fair value provisions of FASB ASC 718, *Compensation–Stock Compensation.* Principles of option pricing theory were used to calculate the fair value of the subject grants. Under this methodology, the Company's various classes of Legacy Units are modeled as call options with distinct claims on the assets of the Company. The characteristics of the Legacy Unit classes, as determined in the Company's unit grant and limited liability corporation agreements, determine the uniqueness of each Legacy Unit's claim on the Company's assets relative to each other and the other components of the Company's capital structure. Periodic valuations were performed during 2006, at March 31, 2007, at June 30, 2007, at September 30, 2007 and at October 3, 2007 in order to properly recognize equity-based compensation.

During the period from January 1, 2007 through October 3, 2007 (the date of the completion of the Company's IPO Transactions) the Company's periodic business enterprise valuations increased as a result of the following significant factors:

- The Company's positive financial performance relative to prior-year and sequential periods, and relative to initial internal budgets prepared by management. In particular, the Company's revenues before reimbursable expenses for the 12-month periods ended December 31, 2006 and September 30, 2007 (the quarter immediately prior to the Company's IPO) increased from $246,742 to $324,636, respectively. In addition, over the course of the period, the Company conducted a re-forecast of the Company's full-year results for 2007, which resulted in a revised forecast that was higher relative to the initial budget for the year;

- Completion of the development of stand-alone operational infrastructure, including technology, finance and human capital functions, as well as real estate, separate from McGraw-Hill, which had been providing many services with respect to these items pursuant to a transitional services agreement that was entered into between the Company and McGraw-Hill subsequent to the CVC acquisition. The Company believes that the creation of its stand-alone infrastructure has and will continue to result in cost-savings and increased flexibility relative to being a party to the transitional services agreement;

- Continued expansion of service offerings and geographies, including the opening or ramp-up of new offices in Munich and Paris, further diversifying the Company's business and geographic mix and enhancing the Company's prospects for future growth;

(In thousands, except per share amounts)

- Increases in multiples of earnings of certain of the Company's comparable publicly traded peers; and
- Greater visibility and likelihood, over the course of the period, with respect to the prospects for marketability of the Company's equity securities.

The equity unit valuations included the following key assumptions in the determination of fair values are summarized as follows:

| | New Class A Units | Legacy Units | |
|---|---|---|---|
| | October 3, 2007 | December 31, 2006 | December 31, 2005 |
| Implied asset volatility | 22.0% | 45.0% | 63.0% |
| Expected dividends | None | None | None |
| Risk-free rate | 5.20% | 5.00% | 4.18% |
| Expected term of the units | 0 years | 0.8 years | 2 years |

The Legacy Class C, D, and E Units contain certain repurchase provisions which could result in an award being settled in cash in the event of certain types of termination scenarios. These provisions were invoked during several repurchase instances during 2006 and the Company established a policy to repurchase Legacy Units upon these occurrences. As a result, during 2006 and thereafter, the expense recognition for the Legacy C, D, and E Units is under variable accounting until the award is settled.

Settlement occurs at the time of exercise, forfeiture, repurchase, or at the point in time where the unitholder has borne sufficient risks and rewards of equity ownership, assumed as six-months and one-day post-vesting. The fair values of these Legacy Units are re-valued at each reporting period and any change in value is recognized in current period expense, until settled. As such, the expense will no longer reside within additional paid-in capital unless it meets certain conditions, but within the current and long-term liabilities on the balance sheet. Upon conversion to New Class A Units, the awards were re-classified from a liability award to an equity award.

As of October 3, 2007, the value used for the purpose of FASB ASC 718 for the above referenced units was based on the price of $16.00 per share of Class A common stock sold in the IPO, which determined the conversion of Legacy Units of D&P Acquisitions into New Class A Units pursuant to the Recapitalization Transactions.
In all cases of graded vesting, equity-based compensation expense is being accrued through charges to operations over the respective vesting periods of the equity grants using the accelerated method of amortization. A tax expense of $729 and $356 was recognized on the Legacy Class C units for the years ended December 31, 2009 and 2008, respectively, and a benefit of $741 in the period from October 4 to December 31, 2007.

**IPO Options and Restricted Stock Awards**

In connection with its IPO, the Company adopted the 2007 Omnibus Stock Plan ("Omnibus Plan"), which replaced the Company's then existing equity plans for grants of share-based awards. The Omnibus Plan permits the grant of 6,150 stock options, stock appreciation rights, deferred stock awards, restricted stock awards, dividend equivalent rights, and any other share-based awards that are valued in whole or in part by reference to the Company's Class A common stock, or any combination of these. This plan is administered and interpreted by the Compensation Committee of the Company's board of directors.

Options were granted in conjunction with the Company's IPO to employees with exercise prices equal to the market value of the Company's Class A common stock on the grant date and expire ten years subsequent to award. Vesting provisions for individual awards are established at the grant date at the discretion of the Compensation Committee of the Company's board of directors. Options granted under the Company's share-based incentive compensation plans vest annually over four years. The Company plans to issue new shares of the Company's Class A common stock whenever stock options are exercised or share awards are granted. The Company did not grant options prior to 2007.

**(In thousands, except per share amounts)**

The Company valued the IPO Options using the Black-Scholes method. Asset volatility was based on the historical mean of the Company's closest peer group. The following table details the weighted average assumptions used to determine fair value at the time of grant:

| | |
|---|---|
| Asset volatility | 39% |
| Expected dividends | None |
| Risk-free rate | 4.28% |
| Expected term of options | 6.25 years |

Restricted stock awards and restricted stock units were granted as a form of incentive compensation and are accounted for similarly. Corresponding expense is recognized based on the fair market value on the date of grant. Restricted stock units are generally contingent on continued employment and are converted to common stock when restrictions on transfer lapse after three years.

During the year ended December 31, 2009, the Company issued 1,458 Ongoing RSAs related to annual bonus incentive compensation, performance incentive initiatives, promotions and recruiting efforts. Expense is recognized based on the fair market value on the date of grant over the service period. The restrictions on transfer and forfeiture provisions are generally eliminated after three years for all awards granted to non-executives with certain exceptions related to retiree eligible employees and termination of employees without cause. Of the 1,458 Ongoing RSAs granted, 221 awards were granted to executives on February 26, 2009 and 18 to the members of the board of directors on April 30, 2009. The restrictions on transfer and forfeiture provisions are eliminated annually over three years based on ratable vesting for grants made to executives and four years for non-employee members of our board of directors.

Pursuant to the employment agreements entered into on July 17, 2007 with all of the Executive Officers of the Company, Executive Officers' annual bonus may be paid in the form of cash and restricted shares, valued at the per share closing price on the date the bonus is paid. The Company has recorded equity-based compensation expense of $863, $1,541 and $498 for the years ended December 31, 2009 and 2008 and in the period from October 4 to December 31, 2007 in relation to the bonus earned in the 2009, 2008 and 2007 plan years, respectively.

Below is a summary of restricted award activity for the period from October 4 through December 31, 2009:

| | Restricted Stock Awards | Weighted Average Grant Date Fair Value | Restricted Stock Units | Weighted Average Grant Date Fair Value |
|---|---|---|---|---|
| Balance as of October 4, 2007 | - | $ - | - | $ - |
| Granted | 61 | 19.34 | - | - |
| Forfeited | - | - | - | - |
| Balance as of December 31, 2007 | 61 | 19.34 | - | - |
| Granted | 1,226 | 13.84 | 93 | 13.05 |
| Exercised | - | - | - | - |
| Forfeited | (39) | 12.87 | (1) | 11.98 |
| Balance as of December 31, 2008 | 1,248 | 14.14 | 92 | 13.06 |
| Grants of Ongoing RSAs | 1,376 | 14.32 | 82 | 13.84 |
| Converted to Class A common stock upon lapse of restrictions | (135) | 15.52 | - | - |
| Forfeitures | (149) | 13.74 | (1) | 13.25 |
| Balance as of December 31, 2009 | 2,340 | $ 14.11 | 173 | $ 13.43 |
| | | | | |
| Vested | - | | - | |
| Unvested | 2,340 | | 173 | |

(In thousands, except per share amounts)

Below is a summary of option activity for the period from October 4 through December 31, 2009:

| | IPO Options | Weighted Average Grant Date Fair Value |
|---|---|---|
| Balance as of October 4, 2007 | - | $ - |
| Granted | 2,080 | 7.33 |
| Forfeited | (14) | 7.33 |
| Balance as of December 31, 2007 | 2,066 | 7.33 |
| Granted | - | - |
| Exercised | (16) | 7.33 |
| Forfeited | (53) | 7.33 |
| Balance as of December 31, 2008 | 1,997 | 7.33 |
| Exercises of IPO Options | (72) | 7.33 |
| Forfeitures | (110) | 7.33 |
| Balance as of December 31, 2009 | 1,815 | $ 7.33 |
| | | |
| Vested | 878 | |
| Unvested | 937 | |
| | | |
| Weighted average exercise price | $ 16.00 | |
| Weighted average remaining contractual term | 7.75 | |
| Total intrinsic value of exercised options | $ 258 | |
| Total fair value of options vested | $ 6,439 | |
| Aggregate intrinsic value | $ 4,103 | |
| Options expected to vest | 820 | |
| Aggregate intrinsic value of options expected to vest | $ 1,853 | |

The Company did not grant restricted shares prior to October 4, 2007. Forfeitures are estimated at the time an award is granted and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Pre-vesting forfeitures were estimated to be between 2% and 21% as of December 31, 2009 based on historical experience and future expectations.

The total unamortized compensation cost related to all non-vested awards was $21,054 at December 31, 2009. The weighted-average period over which this is expected to be recognized is less than one year. A tax benefit of $2,775, $2,390 and $417 was recognized for the stock options issued in conjunction with the IPO and Ongoing RSAs for the years ended December 31, 2009 and 2008 and the period from October 4 to December 31, 2007, respectively.

(In thousands, except per share amounts)

**Note 12. Income Taxes**

Components of the provision for income taxes consist of the following:

| | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, 2009 | Year Ended December 31, 2008 | Period from October 4 to December 31, 2007 | Period from January 1 to October 3, 2007 |
| Current | | | | |
| Federal | $ 7,530 | $ 3,076 | $ 3,496 | $ 18 |
| Foreign | 670 | 752 | 82 | 247 |
| State and local | 1,765 | 1,110 | 1,356 | 730 |
| Total current expense | 9,965 | 4,938 | 4,934 | 995 |
| Deferred expense/(benefit) | | | | |
| Federal | 2,354 | 4,879 | (2,920) | - |
| Foreign | (372) | (318) | - | - |
| State and local | 317 | 1,120 | (838) | 56 |
| Total deferred expense/(benefit) | 2,299 | 5,681 | (3,758) | 56 |
| Provision for income tax expense | $ 12,264 | $ 10,619 | $ 1,176 | $ 1,051 |

Prior to October 4, 2007, the Company had not been subject to U.S. federal income taxes as the Predecessor entity is an LLC, but had been subject to the New York City Unincorporated Business Tax and certain other state and local taxes, including certain non-income tax fees in other jurisdictions where the Company had registered offices and conducted business. As a result of the IPO, the operating business entities of the Company were restructured and a portion of the Company's income will be subject to U.S. federal, state, local and foreign income taxes and taxed at the prevailing corporate tax rates.

Income taxes payable were $3,661 and prepaid income taxes were $727 at December 31, 2009 and 2008, respectively.

The Company's effective tax rate includes a rate benefit attributable to the fact that the Company's subsidiaries operate as a series of limited liability companies and other flow-through entities which are not subject to federal income tax. Accordingly, a portion of the Company's earnings are not subject to corporate level taxes. This favorable impact is partially offset by the impact of certain permanent items, primarily attributable to certain compensation related expenses that are not deductible for tax purposes.

A reconciliation of the U.S. statutory income tax rate to the Company's effective tax rate is as follows:

| | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, 2009 | Year Ended December 31, 2008 | Period from October 4 to December 31, 2007 | Period from January 1 to October 3, 2007 |
| U.S. statutory tax rate | 35.0% | 35.0% | 35.0% | 35.0% |
| Increase due to state and local taxes | 5.6% | 6.4% | 3.7% | 4.0% |
| Effect of permanent differences | 4.2% | 7.3% | (26.6%) | 5.6% |
| Rate benefit as a LLC | (15.0%) | (19.6%) | (20.5%) | (34.8%) |
| Foreign taxes | 0.7% | 1.3% | (0.4%) | 3.4% |
| Prior year provision to actual adjustment | (0.5%) | 0.0% | 0.0% | 0.0% |
| Effective tax rate | 30.0% | 30.4% | (8.8%) | 13.2% |

DUFF & PHELPS CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share amounts)

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated balance sheets. These temporary differences result in taxable or deductible amounts in future years. Details of the Company's deferred tax assets and liabilities are summarized as follows:

| | December 31, 2009 | December 31, 2008 |
|---|---|---|
| Current deferred tax assets | | |
| Compensation and benefits | $ 5,098 | $ 3,953 |
| Other | 718 | 532 |
| Net operating losses | 33 | 544 |
| Total current deferred tax assets | 5,849 | 5,029 |
| Current deferred tax liabilities | | |
| Prepaid expenses | (946) | (711) |
| Other | (302) | (14) |
| Total current deferred tax liabilities | (1,248) | (725) |
| Net current deferred tax assets | 4,601 | 4,304 |
| Long-term deferred tax assets | | |
| Compensation and benefits | 13,458 | 4,856 |
| Goodwill and other intangibles | 105,416 | 59,265 |
| Fixed assets | 232 | 361 |
| Other | 2,138 | 1,480 |
| Credits | 710 | 318 |
| Net operating losses | 2,191 | 3,051 |
| Valuation allowance | (2,387) | (3,333) |
| Total long-term deferred tax assets | 121,758 | 65,998 |
| Long-term deferred tax liabilities | | |
| Goodwill and other intangibles | (9,474) | (4,383) |
| Other | (19) | (6) |
| Total long-term deferred tax liabilities | (9,493) | (4,389) |
| Net long-term deferred tax assets | 112,265 | 61,609 |
| Total deferred tax assets and liabilities | $ 116,866 | $ 65,913 |

The Company recognized net deferred tax assets related to differences between the financial reporting basis and the tax basis of the net assets of the Company. The valuation allowance primarily represents the tax benefits of certain foreign net operating loss carry forwards which may expire without being utilized. These losses are available on the carry forward basis in varying time frames in each jurisdiction ranging from six years to indefinitely. In addition, certain credit carry forwards will commence to expire in seven to 10 years unless utilized. Based on the Company's historical taxable income and its expected future earnings, management has evaluated the uncertainty associated with booking tax benefits and has determined that the deferred tax assets, other than those offset by valuation allowances, will be realized as offsets to deferred tax liabilities and future taxable income.

**(In thousands, except per share amounts)**

The Company accounts for uncertainties in income tax positions in accordance with FASB ASC 740, *Income Taxes*. A reconciliation of the beginning and ending amount of unrecognized tax benefit is summarized as follows:

| | | |
|---|---|---|
| Balance as of December 31, 2007 | $ | 288 |
| Additional based on tax positions related to the current year | | 187 |
| Additional for tax positions of prior years | | 27 |
| Balance as of December 31, 2008 | | 502 |
| Additional based on tax positions related to the current year | | 78 |
| Statute expirations | | (32) |
| Balance as of December 31, 2009 | $ | 548 |

The $548 of unrecognized tax benefit would impact the effective tax rate if realized. The Company recognizes accrued interest related to unrecognized tax benefits in interest expense. The Company recognized $26, $22 and $15 of interest expense during the years ended December 31, 2009, 2008 and 2007, respectively. There was no accrual or expense for penalties for the years ended December 31, 2009, 2008 and 2007.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. Duff & Phelps, LLC and D&P Acquisitions are open for federal income tax purposes from 2006 forward. These entities are not subject to federal income taxes as they are flow-through entities. The Company is open for federal income tax purposes beginning in 2007.

With respect to state and local jurisdictions and countries outside of the United States, the Company and its subsidiaries are typically subject to examination for four to five years after the income tax returns have been filed. Although the outcome of tax audits is always uncertain, the Company believes that adequate amounts of tax, interest and penalties have been provided for in the accompanying consolidated financial statements for any adjustments that might be incurred due to state, local or foreign audits.

## Note 13. Commitments and Contingencies

### Commitments

The Company leases office facilities under non-cancelable operating leases that expire at various dates through 2023 and include fixed or minimum payments plus, in some cases, scheduled base rent increases over the terms of the lease. Certain leases provide for monthly payment of real estate taxes, insurance and other operating expenses applicable to the property. The Company has various leases that grant a free rent period and entitle the Company to a lease incentive. The accompanying consolidated financial statements reflect all rent expense on a straight-line basis over the term of the leases. In addition to office leases, the Company leases a nominal amount of equipment under operating leases that expire at various dates through 2013.

As detailed in Note 1, the Company is committed to obligations pursuant to the TRA. The timing of payments is subject to certain contingencies including Duff & Phelps Corporation having sufficient taxable income to utilize all of the tax benefits defined in the TRA.

Future minimum annual lease payments and obligations pursuant to the TRA are summarized as follows:

| | Annual Lease Payments | Payments Pursuant to the TRA | Total |
|---|---|---|---|
| | | (In thousands) | |
| Year Ending December 31, | | | |
| 2010 | $ 16,193 | $ 4,303 | $ 20,496 |
| 2011 | 15,160 | 5,522 | 20,682 |
| 2012 | 14,121 | 5,734 | 19,855 |
| 2013 | 13,131 | 5,951 | 19,082 |
| 2014 | 11,584 | 6,180 | 17,764 |
| Thereafter | 67,861 | 77,711 | 145,572 |

Total rental expense for operating leases is summarized as follows:

| | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, 2009 | Year Ended December 31, 2008 | Period from October 4 to December 31, 2007 | Period from January 1 to October 3, 2007 |
| Rental expense | $ 14,851 | $ 14,555 | $ 3,567 | $ 10,022 |

### Contingencies

The Company is involved in various claims or disputes arising in the normal course of business. Management does not believe that these matters would have a material adverse effect on the Company's financial position, results of operations or liquidity.

## Note 14. Related Party Transactions

### Lovell Minnick Partners

In conjunction with the May 2009 Follow-On Offering, the Company redeemed 1,900 New Class A Units of D&P Acquisitions held by entities affiliated with Lovell Minnick Partners, a shareholder of the Company, at a price per unit equal to the public offering price or an aggregate amount of $28,025.

D&P Acquisitions made distributions to entities affiliated with Lovell Minnick Partners as summarized in the following table:

| | Successor | | Predecessor |
|---|---|---|---|
| | Year Ended December 31, 2009 | Year Ended December 31, 2008 | Period from January 1 to October 3, 2007 |
| | | (In thousands) | |
| Distributions for taxes | $ 5,101 | $ 2,347 | $ 6,979 |
| Other distributions | 542 | - | - |
| Payments pursuant to the TRA | 743 | 190 | - |
| | $ 6,386 | $ 2,537 | $ 6,979 |

Distributions for taxes, other distributions and payments pursuant to the TRA are further described in Note 1.

An affiliate of Lovell Minnick Partners engaged the Company to provide certain consulting services. As a result of services provided, the Company recorded $512 of revenues resulting from the engagement during the years ended December 31, 2008.

Two managing directors of Lovell Minnick Partners serve as independent directors on the Company's board of directors.

### Vestar Capital Partners

In conjunction with the May 2009 Follow-On Offering, the Company redeemed 1,600 New Class A Units of D&P Acquisitions held by entities affiliated with Vestar Capital Partners, a shareholder of the Company, at a price per unit equal to the public offering price or an aggregate amount of $23,600. Included in this amount were payments to Noah Gottdiener, Chairman and Chief Executive Officer, Gerard Creagh, President, and Harvey Krueger, an independent director, who are also members in a limited liability company managed by Vestar Capital Partners. As a result, Messrs. Gottdiener, Creagh and Krueger each received $53, $53 and $42, respectively, as a result of such redemptions.

During 2007, the Company paid advisory and management fees to a limited liability company managed by Vestar Capital Partners. The total of such fees included in selling, general and administrative expenses totaled $638 for the period from January 1 to October 3, 2007. The fees were discontinued in October 2007 upon completion of the IPO and related transactions.

D&P Acquisitions made distributions to entities affiliated with Vestar Capital Partners as summarized in the following table:

| | Successor | | Predecessor |
|---|---|---|---|
| | Year Ended December 31, 2009 | Year Ended December 31, 2008 | Period from January 1 to October 3, 2007 |
| | | (In thousands) | |
| Distributions for taxes | $ 6,388 | $ 3,145 | $ 7,977 |
| Other distributions | 754 | - | - |
| Payments pursuant to the Tax Receivable Agreement | 1,250 | 320 | - |
| | $ 8,392 | $ 3,465 | $ 7,977 |

Distributions for taxes, other distributions and payments pursuant to the TRA are further described in Note 1.

A managing director of Vestar Capital Partners serves as an independent director on the Company's board of directors.

**Shinsei Bank**

Shinsei Bank, Ltd., a shareholder of the Company, engaged the Company to provide certain consulting services. As a result of services provided, the Company recorded $1,590 and $225 of revenues resulting from the engagement during the year ended December 31, 2008 and the period from October 4 to December 31, 2007, respectively. A representative from Shinsei Bank serves as an observer on the Company's board of directors.

(In thousands, except per share amounts)

## Note 15. Employee Benefit Plans

### Defined Contribution 401(k) Plan

Duff & Phelps, LLC, a subsidiary of the Company, sponsors the Duff & Phelps Savings Plan, a qualified defined contribution 401(k) plan covering substantially all employees ("401(k) Plan"). Employees are entitled to make contributions up to 100% of their compensation subject to Internal Revenue Code ("Code") limitations. The Company matches an amount equal to an employee's contribution up to 3% of the employee's compensation and matches 50% of the employee's contribution up to the next 3% of compensation. All Company contributions are discretionary. Participants are immediately vested in both their voluntary and matching contributions plus actual earnings thereon.

Company contributions to the 401(k) Plan is included as components of (i) compensation and benefits of direct client service costs and (ii) selling, general and administrative expenses in the Company's consolidated statements of operations and are summarized as follows:

| | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, 2009 | Year Ended December 31, 2008 | Period from October 4 to December 31, 2007 | Period from January 1 to October 3, 2007 |
| Contributions to 401(k) Plan | $ 5,030 | $ 5,127 | $ 972 | $ 3,188 |

### Deferred Compensation Plan

Duff & Phelps, LLC maintains the Duff & Phelps Deferred Compensation Plan ("Deferred Compensation Plan") for key employees. The purpose of the Deferred Compensation Plan is to attract and retain key employees by providing each participant with an opportunity to defer receipt of a portion of their salary, bonus and other specified compensation. The Plan is not intended to meet the qualification requirements of Code Section 401(a), but is intended to meet the requirements of Code Section 409A, and is operated and interpreted consistent with that intent.

The Deferred Compensation Plan constitutes an unsecured promise by the Company to pay benefits in the future. Participants in the Deferred Compensation Plan have the status of general unsecured creditors of the Company. The plan is unfunded for U.S. federal tax purposes and is intended to be an unfunded arrangement for eligible employees who are part of a select group of management or highly compensated employees of the Company within the meaning of Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA. Any amounts set aside to defray the liabilities assumed by the Company will remain general assets of the Company and remain subject to the claims of the Company's creditors until such amounts are distributed to the participants.

The Company may credit participant contributions with matching contributions to this plan. For participants who reside in the United States, matching contributions may equal 4½% of the compensation of the participant for the plan year that exceeds the limitation on compensation under Code Section 401(a)(17) for such year, provided the participant is employed on the last day of the plan year and has deferred the maximum permissible amount to the Company's qualified 401(k) plan for such year. For participants outside of the United States, the Company's matching contributions will be an amount determined by the Company. Company matching contributions to the Deferred Compensation Plan are 100% vested.

Under the terms of the plan, the Company established a "rabbi trust" as a vehicle for accumulating assets to pay benefits under the plan. Payments under the plan may be paid from the general assets of the Company or from the assets of any such rabbi trust. Payment from any such source reduces the obligation owed to the participant or beneficiary. The rabbi trust invests in an investment vehicle structured as a corporate-owned life insurance ("COLI") policy with a cash surrender value that mirrors the payable to the participants of the plan and tracks the value of the plan assets. Participants can earn a return on their deferred compensation that is based on hypothetical investment funds. The policy is redeemable on demand in an amount equal to the cash surrender value. The cash surrender value approximated fair value at December 31, 2009.

(In thousands, except per share amounts)

The following table summarizes the fair market value of the rabbi trust and the corresponding liability owed to participants:

| | December 31, 2009 | December 31, 2008 |
|---|---|---|
| Fair market value of investments in rabbi trust[1] | $ 17,807 | $ 7,946 |
| Payable to participants of the plan | 18,051 | 8,479 |

[1] The fair market value of investments in rabbi trust held in conjunction with the deferred compensation plan exclude approximately $251 which is included in cash and cash equivalents at December 31, 2009.

The fair market value of the investments in the rabbi trust is included in "Investments related to the deferred compensation plan" with the corresponding deferred compensation obligation included in "Liability related to deferred compensation plan" on the Consolidated Balance Sheet. Changes in the fair value of the investments are recognized as compensation expense (or credit). Changes in the fair value of the benefits payables to participants are recognized as a corresponding offset to compensation expense (or credit). The net impact of changes in fair value is not material.

## Note 16. Regulated Subsidiaries

Duff & Phelps Securities, LLC ("Securities"), a wholly-owned subsidiary of the Company, is a registered U.S. broker-dealer, subject to the SEC's "Uniform Net Capital Rule," Rule 15c3-1. At December 31, 2009, Securities reported net capital of $6,544 which was $6,478 in excess of its net capital requirement of $66. At December 31, 2008, Securities reported net capital of $4,072 which was $3,461 in excess of its net capital requirement of $611. Securities had no aggregate indebtedness at December 31, 2009 or 2008.

Duff & Phelps Securities, Limited ("Securities Ltd."), a wholly-owned subsidiary of the Company, is a registered United Kingdom broker-dealer, authorized and regulated by the Financial Services Authority. Securities Ltd. is currently registered in England and Wales. At December 31, 2009, the entity reported net capital of UK£188 (approximately $299) which was UK£144 (approximately $229) in excess of its net capital requirement of UK£44 (approximately $70). At December 31, 2008, the entity reported net capital of UK£267 (approximately $386) which was UK£223 (approximately $323) in excess of its net capital requirement of UK£44 (approximately $63).

(In thousands, except per share amounts)

## Note 17. Segment Information

Prior to January 1, 2009, the Company provided services through two segments: Financial Advisory and Investment Banking. Effective January 1, 2009, the Company changed the structure of its internal organization in a manner that caused the composition of its reportable segments to change. As a result, the Corporate Finance Consulting business, previously part of Financial Advisory, became a third segment. Segment results for the periods presented have been recast to reflect the three reporting segment structure.

The Financial Advisory segment provides services related to the Company's valuation advisory, tax services, and dispute and legal management consulting business units; the revenue model associated with this segment is generally based on time and materials. The Corporate Finance Consulting segment provides services related to portfolio valuation, financial engineering, strategic value advisory and due diligence; the revenue model associated with this segment is generally based on time and materials. The Investment Banking segment provides services related to the Company's global restructuring advisory, transaction opinions and merger & acquisition ("M&A") advisory business units; the revenue model associated with this segment is generally based on fixed retainers, fixed fees and contingent fees upon the successful completion of a transaction.

| | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, 2009 | Year Ended December 31, 2008 | Period from October 4 to December 31, 2007 | Period from January 1 to October 3, 2007 |
| **Financial Advisory** | | | | |
| Revenues (excluding reimbursables) | $ 233,632 | $ 253,169 | $ 57,656 | $ 160,585 |
| Segment operating income | 37,557 | 42,816 | 9,851 | 25,973 |
| Segment operating income margin | 16.1% | 16.9% | 17.1% | 16.2% |
| **Corporate Finance Consulting** | | | | |
| Revenues (excluding reimbursables) | $ 62,956 | $ 56,494 | $ 11,165 | $ 30,163 |
| Segment operating income | 13,854 | 13,220 | 2,326 | 5,024 |
| Segment operating income margin | 22.0% | 23.4% | 20.8% | 16.7% |
| **Investment Banking** | | | | |
| Revenues (excluding reimbursables) | $ 74,315 | $ 71,813 | $ 19,062 | $ 62,527 |
| Segment operating income | 15,233 | 17,673 | 3,959 | 21,705 |
| Segment operating income margin | 20.5% | 24.6% | 20.8% | 34.7% |
| **Total** | | | | |
| Revenues (excluding reimbursables) | $ 370,903 | $ 381,476 | $ 87,883 | $ 253,275 |
| Segment operating income | $ 66,644 | $ 73,709 | $ 16,136 | $ 52,702 |
| Net client reimbursable expenses | (75) | (77) | 238 | (133) |
| Equity-based compensation associated with Legacy Units and IPO options | (12,437) | (24,906) | (26,142) | (31,428) |
| Depreciation and amortization | (10,244) | (9,816) | (2,384) | (6,754) |
| Acquisition retention expense | - | (793) | (217) | (2,035) |
| Operating income/(loss) | $ 43,888 | $ 38,117 | $ (12,369) | $ 12,352 |

(In thousands, except per share amounts)

Revenues and expenses attributable to reportable segments are generally based on which segment and product line a client service professional is a dedicated member. As a result, revenues recognized that relate to the cross utilization of client service professionals across reportable segments occur each period. In the year ended December 31, 2009 and 2008, the Financial Advisory segment (primarily valuation advisory services) recognized revenues of $11,533 and $16,553 from the cross utilization of its client service professionals on engagements from the Corporate Finance Consulting segment (primarily portfolio valuation services), respectively.

Revenues excluding reimbursable expenses attributable to geographic area are summarized as follows:

| | Successor | | | Predecessor |
|---|---|---|---|---|
| | Year Ended December 31, 2009 | Year Ended December 31, 2008 | Period from October 4 to December 31, 2007 | Period from January 1 to October 3, 2007 |
| United States | $ 331,974 | $ 342,003 | $ 78,313 | $ 239,017 |
| Europe | 33,400 | 34,596 | 8,644 | 13,036 |
| Asia | 5,529 | 4,877 | 926 | 1,222 |
| Total | $ 370,903 | $ 381,476 | $ 87,883 | $ 253,275 |

There were no inter-segment revenues during the three years ended December 31, 2009. Long-lived assets attributable to international operations totaled $1,881 and $2,617 at December 31, 2009 and 2008, respectively. The Company does not maintain separate balance sheet information by segment.

(In thousands, except per share amounts)

## Note 18. Selected Quarterly Data (Unaudited)

The following table contains information derived from unaudited financial statements of the Company. In the opinion of the Company's management, the information includes all adjustments necessary for fair presentation of the results. The results of a particular quarter are not necessarily indicative of the results that might be achieved for a full fiscal year.

| | Successor | | | | |
|---|---|---|---|---|---|
| | Year Ended December 31, 2009 | | | | |
| | Total | Fourth Quarter | Third Quarter | Second Quarter | First Quarter |
| Revenues | $ 370,903 | $ 98,345 | $ 93,240 | $ 90,053 | $ 89,265 |
| Reimbursable expenses | 11,083 | 3,026 | 3,394 | 2,626 | 2,037 |
| Total revenues | 381,986 | 101,371 | 96,634 | 92,679 | 91,302 |
| Operating income | $ 43,888 | $ 14,069 | $ 10,711 | $ 9,757 | $ 9,351 |
| Net income | 28,668 | 9,300 | 7,588 | 5,199 | 6,581 |
| Net income attributable to Duff & Phelps Corporation | 11,568 | 4,617 | 3,452 | 1,734 | 1,765 |
| Weighted average shares of Class A common stock outstanding: | | | | | |
| Basic | 19,013 | 23,451 | 21,625 | 17,356 | 13,479 |
| Diluted | 19,795 | 24,375 | 22,448 | 18,111 | 13,973 |
| Net income per share attributable to stockholders of Class A common stock of Duff & Phelps Corporation: | | | | | |
| Basic | $ 0.57 | $ 0.18 | $ 0.15 | $ 0.10 | $ 0.12 |
| Diluted | 0.54 | 0.18 | 0.14 | 0.09 | 0.11 |

| | Successor | | | | |
|---|---|---|---|---|---|
| | Year Ended December 31, 2008 | | | | |
| | Total | Fourth Quarter | Third Quarter | Second Quarter | First Quarter |
| Revenues | $ 381,476 | $ 94,208 | $ 96,314 | $ 97,801 | $ 93,153 |
| Reimbursable expenses | 10,546 | 2,600 | 2,781 | 2,837 | 2,328 |
| Total revenues | 392,022 | 96,808 | 99,095 | 100,638 | 95,481 |
| Operating income | $ 38,117 | $ 13,919 | $ 4,402 | $ 9,759 | $ 10,037 |
| Net income | 24,293 | 8,261 | 2,317 | 7,023 | 6,692 |
| Net income attributable to Duff & Phelps Corporation | 5,225 | 2,397 | 153 | 1,260 | 1,415 |
| Weighted average shares of Class A common stock outstanding: | | | | | |
| Basic | 13,225 | 13,403 | 13,299 | 13,134 | 13,064 |
| Diluted | 13,501 | 13,805 | 13,673 | 13,430 | 13,064 |
| Net income per share attributable to stockholders of Class A common stock of Duff & Phelps Corporation: | | | | | |
| Basic | $ 0.37 | $ 0.16 | $ 0.01 | $ 0.09 | $ 0.11 |
| Diluted | 0.36 | 0.16 | 0.01 | 0.09 | 0.11 |

**Note 19. Subsequent Events**

In accordance with FASB ASC 855, *Subsequent Events*, management of the Company evaluated subsequent events.

**DUFF & PHELPS CORPORATION AND SUBSIDIARIES**
**VALUATION AND QUALIFYING ACCOUNTS**
**(In thousands, except per share amounts)**

| | Beginning Balance | Additions: Charged to Cost and Expenses | Additions: Charged to Other Accounts[1] | Deductions[2] | Ending Balance |
|---|---|---|---|---|---|
| **Allowance for doubtful accounts** | | | | | |
| Successor | | | | | |
| Year ended December 31, 2009 | $ 1,701 | $ 2,386 | $ 722 | (3,119) | $ 1,690 |
| Year ended December 31, 2008 | 1,881 | 1,604 | 1,995 | (3,779) | 1,701 |
| Period from October 4 to December 31, 2007 | 2,146 | 450 | 530 | (1,245) | 1,881 |
| Predecessor | | | | | |
| Period from January 1 to October 3, 2007 | 1,856 | 266 | 887 | (863) | 2,146 |

(1) Fee adjustments recorded as a reduction to revenue.

(2) Uncollectible accounts written off, recoveries of billed accounts receivable and fee adjustments recorded against the allowance.

**DUFF & PHELPS CORPORATION AND SUBSIDIARIES**
**EXHIBIT INDEX**

In reviewing the agreements included as exhibits to this Annual Report on Form 10-K (whether incorporated by reference or otherwise), please remember they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about the Company or the other parties to the agreements. The agreements contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and (i) should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement; (iii) may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments. Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time.

| Exhibit Number | Description |
|---|---|
| 3.1 | Amended and Restated Certificate of Incorporation of Duff & Phelps Corporation (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-1 filed with the SEC on September 5, 2007). |
| 3.2 | Amended and Restated By-Laws of Duff & Phelps Corporation (incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form S-1 filed with the SEC on September 5, 2007). |
| 3.3 | Third Amended and Restated Limited Liability Company Agreement of Duff & Phelps Acquisitions, LLC, dated as of October 3, 2007 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2007). |
| 10.1 | Credit Agreement, dated as of July 15, 2009, among Duff & Phelps, LLC, each lender from time to time party thereto and Bank of America, N.A. (incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed with the SEC on July 17, 2009). |
| 10.2 | Registration Rights Agreement, dated as of October 3, 2007, by and between Duff & Phelps Corporation, Duff & Phelps Acquisitions LLC, Lovell Minnick Equity Partners LP, LM Duff Holdings, LLC, Vestar Capital Partners IV L.P., Vestar/D&P Holdings, LLC and the Holders as set forth in the Agreement (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2007). |
| 10.3 | Tax Receivable Agreement, by and between Duff & Phelps Corporation, Duff & Phelps Acquisitions, LLC and the Members as set forth in the Agreement (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2007). |
| 10.4 | Exchange Agreement, by and between Duff & Phelps Acquisitions, LLC, Lovell Minnick Equity Partners LP, LM Duff Holdings, LLC, Vestar Capital Partners IV, L.P., Vestar/D&P Holdings, LLC and the Members as set forth in the Agreement (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2007). |
| 10.5 | First Amendment to the Exchange Agreement, dated as of October 5, 2009, by and among Duff & Phelps Acquisitions, LLC, Lovell Minnick Equity Partners LP, LM Duff Holdings, LLC, Vestar Capital Partners IV, L.P., Vestar/D&P Holdings, LLC and the other Amending Members as set forth in the Amendment (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on October 6, 2009). |
| 10.6 | Employment Agreement, dated July 17, 2007, by and between Duff & Phelps, LLC and Noah Gottdiener (incorporated by reference to Exhibit 10.7 to the Registrant's Registration Statement on Form S-1 filed with the SEC on July 26, 2007). |
| 10.7 | Employment Agreement, dated July 17, 2007, by and between Duff & Phelps, LLC and Gerard Creagh (incorporated by reference to Exhibit 10.8 to the Registrant's Registration Statement on Form S-1 filed with the SEC on July 26, 2007). |
| 10.8 | Employment Agreement, dated July 17, 2007, by and between Duff & Phelps, LLC and Jacob Silverman (incorporated by reference to Exhibit 10.9 to the Registrant's Registration Statement on Form S-1 filed with the SEC on July 26, 2007). |

**DUFF & PHELPS CORPORATION AND SUBSIDIARIES**
**EXHIBIT INDEX**

| Exhibit Number | Description |
|---|---|
| 10.9 | Employment Agreement, dated July 17, 2007, by and between Duff & Phelps, LLC and Brett Marschke (incorporated by reference to Exhibit 10.10 to the Registrant's Registration Statement on Form S-1 filed with the SEC on July 26, 2007). |
| 10.10 | Employment Agreement, dated July 17, 2007, by and between Duff & Phelps, LLC and Edward Forman (incorporated by reference to Exhibit 10.11 to the Registrant's Registration Statement on Form S-1 filed with the SEC on July 26, 2007). |
| 10.11 | Duff & Phelps Corporation 2007 Omnibus Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-1 filed with the SEC on September 13, 2007). |
| 10.12 | Name Use Agreement, dated as of July 1, 1996, by and between Phoenix Duff & Phelps Corporation and Duff & Phelps, LLC (incorporated by reference to Exhibit 10.11 to the Registrant's Registration Statement on Form S-1 filed with the SEC on May 23, 2007). |
| 10.13 | DPH Unit Vesting Agreement, dated September 11, 2007, by and among Duff & Phelps Acquisitions, LLC, Duff & Phelps, LLC and Noah Gottdiener (incorporated by reference to Exhibit 10.15 to the Registrant's Registration Statement on Form S-1 filed with the SEC on September 13, 2007). |
| 10.14 | DPH Unit Vesting Agreement, dated September 11, 2007, by and among Duff & Phelps Acquisitions, LLC, Duff & Phelps, LLC and Jacob Silverman (incorporated by reference to Exhibit 10.16 to the Registrant's Registration Statement on Form S-1 filed with the SEC on September 13, 2007). |
| 10.15 | Stockholders Agreement, dated September 5, 2007, by and among Duff & Phelps Corporation, Duff & Phelps Acquisitions, LLC and Shinsei Bank, Limited (incorporated by reference to Exhibit 10.17 to the Registrant's Registration Statement on Form S-1 filed with the SEC on September 13, 2007). |
| 10.16 | Form of Stock Option Award Agreement under the Duff & Phelps Corporation 2007 Omnibus Stock Incentive Plan (incorporated by reference to Exhibit 10.18 to the Registrant's Registration Statement on Form S-1 filed with the SEC on September 21, 2007). |
| 10.17 | Form of Restricted Stock Award Agreement under the Duff & Phelps Corporation 2007 Omnibus Stock Incentive Plan (incorporated by reference to Exhibit 10.19 to the Registrant's Registration Statement on Form S-1 filed with the SEC on September 21, 2007). |
| 10.18 | Form of Restricted Stock Award Agreement for Non-Employee Directors under the Duff & Phelps Corporation 2007 Omnibus Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on May 16, 2008). |
| 21.1* | List of Subsidiaries. |
| 23.1* | Consent of KPMG LLP. |
| 31.1* | Certification of the Chief Executive Officer, pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31.2* | Certification of the Chief Financial Officer, pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 32.1* | Certification of the Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 32.2* | Certification of the Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |

* Each document marked with an asterisk is filed herewith.

**DUFF & PHELPS CORPORATION AND SUBSIDIARIES**
**LIST OF SUBSIDIARIES**
**AS OF DECEMBER 31, 2009**

| Corporate Name | Jurisdiction of Incorporation |
|---|---|
| Chanin & Company, LLC | California |
| Chanin Advisors, LLC | Delaware |
| Chanin Capital Partners, LLC | California |
| D&P International Holdings, LLC | Delaware |
| Duff & Phelps (H.K.) Holdings Limited | Hong Kong SAR |
| Duff & Phelps Acquisitions, LLC | Delaware |
| Duff & Phelps B.V. | The Netherlands |
| Duff & Phelps Equity, LLC | Delaware |
| Duff & Phelps Financial Advisory (Shanghai) Limited Co. | People's Republic of China |
| Duff & Phelps GmbH | Germany |
| Duff & Phelps K.K. | Japan |
| Duff & Phelps Ltd. | England and Wales |
| Duff & Phelps Schweiz GmbH | Switzerland |
| Duff & Phelps Securities Ltd. | England and Wales |
| Duff & Phelps Securities, LLC | Delaware |
| Duff & Phelps WTS, LLC | New Jersey |
| Duff & Phelps, LLC | Delaware |
| Duff & Phelps, SAS | France |
| Rash & Associates, L.P. | Texas |
| Rash Acquisition GP, LLC | Delaware |

**EXHIBIT 23.1**

**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

The Board of Directors and Stockholders of Duff & Phelps Corporation and Subsidiaries:

We consent to the incorporation by reference in the registration statement (No. 333-148144) on Form S-8, in the registration statement (No. 333-158739) on Form S-3, and in the registration statement (No. 333-162551) on Form S-3 of Duff & Phelps Corporation and subsidiaries of our reports dated February 24, 2010 with respect to the consolidated balance sheets of Duff & Phelps Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity and comprehensive income/(loss), and cash flows for the years ended December 31, 2009 and December 31, 2008, and the period from October 4, 2007 to December 31, 2007; and the consolidated statements of operations, unitholders' equity and comprehensive income, and cash flows of Duff & Phelps Acquisitions, LLC for the period from January 1, 2007 to October 3, 2007, and the related consolidated financial statement schedule and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 10-K of Duff & Phelps Corporation and subsidiaries.

Our report on the consolidated financial statements refers to the commencement of operations on October 4, 2007 of Duff & Phelps Corporation.

/s/ KPMG LLP

New York, New York
February 24, 2010

**EXHIBIT 31.1**

**CERTIFICATIONS**
**PURSUANT TO SECTION 302**
**OF THE SARBANES-OXLEY ACT OF 2002**

I, Noah Gottdiener, certify that:

1. I have reviewed this report on Form 10-K of Duff & Phelps Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2010

By: /s/ Noah Gottdiener

Noah Gottdiener
*Chairman of the Board and Chief Executive Officer*
*Duff & Phelps Corporation*

**CERTIFICATIONS**
**PURSUANT TO SECTION 302**
**OF THE SARBANES-OXLEY ACT OF 2002**

I, Jacob Silverman, certify that:

1. I have reviewed this report on Form 10-K of Duff & Phelps Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2010

By: /s/ Jacob L. Silverman

Jacob L. Silverman
*Chief Financial Officer*
*Duff & Phelps Corporation*

**EXHIBIT 32.1**

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the annual report of Duff & Phelps Corporation (the "Company") on Form 10-K for the period ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Noah Gottdiener, Chairman of the Board and Chief Executive Officer of the Company, certify, to the best of my knowledge, pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company for the period presented therein.

Date: February 24, 2010

By: /s/ Noah Gottdiener

Noah Gottdiener
*Chairman of the Board and Chief Executive Officer*
*Duff & Phelps Corporation*

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the annual report of Duff & Phelps Corporation (the "Company") on Form 10-K for the period ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jacob Silverman, Chief Financial Officer of the Company, certify, to the best of my knowledge, pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company for the period presented therein.

Date: February 24, 2010

By: /s/ Jacob L. Silverman

Jacob L. Silverman
*Chief Financial Officer*
*Duff & Phelps Corporation*

[This page intentionally left blank.]

[This page intentionally left blank.]

Headquarters
Duff & Phelps Corporation
55 East 52nd Street, Floor 31
New York, NY 10055

Annual Shareholder Meeting
The 2010 annual meeting of shareholders will take place on Thursday, May 6, 2010 at 9 a.m. at the Duff & Phelps corporate headquarters at 55 East 52nd Street, Floor 31, New York, NY 10055

Independent Registered Public Accountants
KPMG LLP

Transfer Agent
American Stock Transfer & Trust Company
New York, NY

Stock
Duff & Phelps trades on the New York Stock Exchange under the symbol "DUF"

DUFF & PHELPS

For more information about our global locations and services, please visit:

www.duffandphelps.com

About Duff & Phelps

As a leading global independent provider of financial advisory and investment banking services, Duff & Phelps delivers trusted advice to our clients principally in the areas of valuation, transactions, financial restructuring, dispute and taxation. Our world class capabilities and resources, combined with an agile and responsive delivery, distinguish our clients' experience in working with us.

With more than 1,100 employees serving clients worldwide through offices in North America, Europe and Asia, Duff & Phelps is committed to fulfilling its mission to protect, recover and maximize value for its clients. Investment banking services in North America are provided by Duff & Phelps Securities, LLC. Investment banking services in Europe are provided by Duff & Phelps Securities Ltd. Duff & Phelps Securities Ltd. is authorized and regulated by the Financial Services Authority. Investment Banking services in France are provided by Duff & Phelps SAS. (NYSE: DUF)